EXHIBIT 99.1

EXECUTION VERSION

DATED: JANUARY 19, 2012

EUROPEAN GOLDFIELDS LIMITED

and

ELDORADO GOLD CORPORATION

AMENDED AND RESTATED ARRANGEMENT AGREEMENT

CONTENTS

ARTICLE 1 INTERPRETATION		2
1.1	Definitions	2
1.2	Interpretation	15
1.3	Number, Gender and Persons	16
1.4	Date for Any Action	16
1.5	Currency	16
1.6	Accounting Matters	16
1.7	Knowledge	16
1.8	Schedules	17

ARTICLE 2 THE ARRANGEMENT		17
2.1	Arrangement	17
2.2	Interim Order	17
2.3	European Goldfields Meeting	18
2.4	European Goldfields Circular	19
2.5	Preparation of Filings	22
2.6	Final Order	22
2.7	Court Proceedings	22
2.8	Articles of Arrnagement and Effective Date	23
2.9	Payment of Consideration	24
2.10	Announcement and Shareholder Communications	24
2.11	Witholding Taxes	24
2.12	List of Shareholders	25
2.13	U.S. Securities Law Matters	25
2.14	U.S. Tax Matters	26

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF EUROPEAN GOLDFIELDS		27
3.1	Representations and Warrantiea	27
3.2	Survival of Representations and Warranties	48

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF ELDORADO		48
4.1	Representations and Warrantiea	48
4.2	Survival of Representations and Warranties	64

ARTICLE 5 COVENANTS		65
5.1	Covenants of European Goldfields Regarding the Conduct of Business	65
5.2	Covenants of European Goldfields Relating to the Arrangement	71
5.3	Covenants of Eldorado Regarding Conduct of Business	73
5.4	Covenants of Eldorado Relating to the Arrangement	73
5.5	Eldorado Meeting	76
5.6	Eldorado Circular	76
5.7	Pre-Acquisition Reorganization	78

ARTICLE 6 CONDITIONS		79
6.1	Mutual Conditions Precedent	79

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6.2	Additional Conditions Precedent to the Obligations of Eldorado	80
6.3	Additional Conditions Precedent to the Obligations of European Goldfields	81
6.4	Satisfaction of Conditions	82

ARTICLE 7 ADDITIONAL AGREEMENTS		82
7.1	European Goldfields Non-Solicitation	82
7.2	Access to Information; Confidentiality	87
7.3	Notices of Certain Events	87
7.4	Insurance, Indemnification and Change in Control Payments	88

ARTICLE 8 TERM, TERMINATION, AMENDMENT AND WAIVER		90
8.1	Term	90
8.2	Termination	90
8.3	Expenses and Termination Fees	92
8.4	Amendment	96
8.5	Waiver	96

ARTICLE 9 GENERAL PROVISIONS		96
9.1	Privacy	96
9.2	Notices	97
9.3	Governing Law; Waiver of Jury Trial	98
9.4	Injunctive Relief	98
9.5	Time of Essence	99
9.6	Entire Agreement, Binding Effect and Assignment	99
9.7	No Liability	99
9.8	Severability	99
9.9	Counterparts, Execution	99

SCHEDULE A             -           PLAN OF ARRANGEMENT
SCHEDULE B             -           ARRANGEMENT RESOLUTION
SCHEDULE C             -           ELDORADO RESOLUTION

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AMENDED AND RESTATED
ARRANGEMENT AGREEMENT

THIS AMENDED AND RESTATED ARRANGEMENT AGREEMENT dated January 19, 2012,

BETWEEN:

ELDORADO GOLD CORPORATION, a corporation existing under the laws of Canada (“Eldorado”);

and

EUROPEAN GOLDFIELDS LIMITED, a corporation existing under the laws of the Yukon Territory (“European Goldfields”)

WITNESSES THAT WHEREAS:

A.	Eldorado wishes to acquire all of the European Goldfields Shares pursuant to an Arrangement to be completed under the provisions of the YBCA;

B.
The European Goldfields Board has determined, after receiving financial and legal advice and following the receipt and review of a unanimous recommendation from the Special Committee, that the Consideration per European Goldfields Share to be received by European Goldfields Shareholders pursuant to the Arrangement is fair and that the Arrangement is in the best interests of European Goldfields, and the European Goldfields Board has decided to recommend that the European Goldfields Securityholders vote in favour of the Arrangement, all subject to the terms and the conditions contained in this Agreement;

C.
Eldorado intends to enter into the Eldorado Voting Agreements with the European Goldfields Locked-Up Shareholders, pursuant to which, among other things, such European Goldfields Locked-Up Shareholders agree, subject to the terms and conditions thereof, to vote the European Goldfields securities held by them in favour of the Arrangement Resolution;

D.
European Goldfields intends to enter into the European Goldfields Voting Agreements with the Eldorado Locked-Up Shareholders, pursuant to which, among other things, such Eldorado Locked-Up Shareholders agree, subject to the terms and conditions thereof, to vote the Eldorado Shares held by them in favour of the Eldorado Resolution; and

E.	The Parties entered into an arrangement agreement dated December 18, 2011 (the “Original Agreement”), and the Parties wish to amend and restate the Original Agreement in its entirety.

NOW THEREFORE in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

“Acquisition Proposal” means, other than the Qatari Transactions, the transactions contemplated by this Agreement and other than any transaction involving only a Party and/or one or more of its wholly-owned Subsidiaries, any bona fide offer, proposal or inquiry from any Person or group of Persons, whether or not in writing and whether or not delivered to the shareholders of a Party, after the date hereof relating to: (a) any acquisition or purchase, direct or indirect, of: (i) the assets of that Party and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of that Party and its Subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of a Party and its Subsidiaries, taken as a whole, or (ii) 20% or more of the issued and outstanding voting or equity securities of: (A) that Party; or (B) any one or more of its Subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues or constitute 20% or more of the consolidated assets of that Party and its Subsidiaries, taken as a whole; (b) any take-over bid, tender offer or exchange offer that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of the issued and outstanding voting or equity securities of any class of voting or equity securities of that Party; or (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving: (A) that Party;  or (B) any of its Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or revenues, as applicable, of that Party and its Subsidiaries, taken as a whole; (d) an alliance, joint venture or earn-in right relating to 20% or more of a Party’s consolidated assets; or (e) a sale relating to 20% or more of a Party’s consolidated assets (or any lease, long-term supply or off-take agreement, hedging arrangement or other transaction having the same economic effect as a sale of such assets);

“affiliate” has the meaning ascribed thereto in the National Instrument 45-106 – Prospectus and Registration Exemptions of the Canadian Securities Administrators;

“AIM” means the AIM market operated by the London Stock Exchange plc;

“Agreement” means this arrangement agreement, including all schedules annexed hereto, together with the European Goldfields Disclosure Letter and the Eldorado Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Amalco” means the corporation formed upon the amalgamation of Eldorado Holdco and European Goldfields pursuant to the Arrangement.

“Arrangement” means the arrangement of European Goldfields and Eldorado Holdco under Section 195 of the YBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.4 hereof or the Plan of Arrangement or made at the direction of the Court in the Final Order (provided, however, that any such amendment or variation is acceptable to both European Goldfields and Eldorado, each acting reasonably);

“Arrangement Resolution” means the special resolution of the European Goldfields Shareholders and European Goldfields Securityholders, voting as a single class, approving the Plan of Arrangement which is to be considered at the European Goldfields Meeting substantially in the form and content of Schedule ”B” hereto;

“Articles of Amalgamation” means the articles of amalgamation of European Goldfields and Eldorado Holdco to be filed in accordance with the terms of the YBCA after the Final Order is made, which shall be in form and content satisfactory to European Goldfields and Eldorado, each acting reasonably;

“Articles of Arrangement” means the articles of arrangement of European Goldfields and Eldorado Holdco to be filed in accordance with the terms of the YBCA after the Final Order is made, which shall be in form and content satisfactory to European Goldfields and Eldorado, each acting reasonably;

“ASX” means ASX Limited (ABN 98 008 624 691);

“Authorization” means any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, bylaw, rule or regulation, whether or not having the force of Law, and includes any Environmental Permit;

“BlackRock Agreement” means the lock-up agreement dated November 25, 2011 between Eldorado and BlackRock Investment Management (UK) Limited, as amended;

“business day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Whitehorse, Yukon Territory, Vancouver, British Columbia or London, England;

“Certificate of Amalgamation” means the certificate of amalgamation to be issued by the Registrar pursuant to Subsection 195(11) of the YBCA in respect of the Articles of Amalgamation;

“Certificate of Arrangement” means the certificate of amendment (by arrangement) to be issued by the Registrar pursuant to Subsection 195(11) of the YBCA in respect of the Articles of Arrangement;

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Collateral Benefits” has the meaning ascribed thereto in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“Confidentiality Agreement” means the confidentiality agreement between Eldorado and European Goldfields dated October 21, 2010 pursuant to which the Parties provided confidential information to each other;

“Consideration” means the consideration to be received by the European Goldfields Shareholders pursuant to the Plan of Arrangement as consideration for their European Goldfields Shares, consisting of an indivisible mixture of 0.85 Eldorado Shares and $0.0001 in cash per European Goldfields Share;

“Consideration Shares” means the Eldorado Shares to be issued pursuant to the Arrangement;

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership or other right or obligation (written or oral) to which a Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

“Court” means the Supreme Court of Yukon;

“CREST” means the relevant system (as defined in the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755)) for the paperless settlement of trades in securities and the holding of uncertificated securities in respect of which Euroclear is the Operator (as defined in the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755)).

“Depositary” means any trust company, bank or other financial institution agreed to in writing by European Goldfields and Eldorado for the purpose of, among other things, exchanging certificates representing European Goldfields Shares for the Consideration in connection with the Arrangement;

“Dissent Rights” means the rights of dissent exercisable by the European Goldfields Shareholders in respect of the Arrangement described in Article 4 of the Plan of Arrangement;

“EDGAR” means the Electronic Data Gathering and Retrieval system of the United States Securities and Exchange Commission;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement;

“EIS” means an environmental impact study;

“Eligible Holder” has the meaning ascribed thereto in the Plan of Arrangement;

“Eldorado Balance Sheet” has the meaning ascribed thereto in Subsection 4.1(k);

“Eldorado Benefit Plans” means any pension or retirement income plans or other employee compensation, other than equity- or security-based compensation arrangements, or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Eldorado or any of its Subsidiaries or for which Eldorado or its Subsidiaries could have any liability;

“Eldorado Board” means the board of directors of Eldorado as the same is constituted from time to time;

“Eldorado CDIs” means CHESS Depositary Instruments listed on ASX in respect of Eldorado Shares;

“Eldorado Change in Recommendation” has the meaning ascribed thereto in Subsection 8.2(a)(iv)(A);

“Eldorado Circular” means the notice of the Eldorado Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to the Eldorado Shareholders in connection with the Eldorado Meeting, as amended, supplemented or otherwise modified from time to time;

“Eldorado Disclosure Letter” means the disclosure letter executed by Eldorado and delivered to European Goldfields prior to the execution of this Agreement;

“Eldorado Expense Fee” has the meaning ascribed thereto in Subsection 8.3(c);

“Eldorado Expense Fee Event” has the meaning ascribed thereto in Subsection 8.3(f);

“Eldorado Holdco” means Eldorado Gold Yukon Corp., a corporation incorporated under the YBCA that is a direct or indirect wholly-owned subsidiary of Eldorado;

“Eldorado Locked-up Shareholders” means the senior officers and directors of Eldorado;

“Eldorado Material Adverse Effect” means any one or more changes, effects, events or occurrences that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (contingent or otherwise), condition (financial or otherwise), capitalization, operations or results of operations of Eldorado and its Subsidiaries, taken as a whole, other than any change, effect, event or occurrence (i) in or relating to general political, economic or financial conditions, including in Canada, the United States, Greece, China, Brazil or Turkey, (ii) in or relating to the state of securities markets in general, including any reduction in market indices, (iii) in or relating to currency exchange rates, (iv) in or relating to the industries in which such person operates in general or the market for gold in general, (v) in or relating to GAAP or regulatory accounting requirements, (vi) in or relating to any Applicable Laws or any interpretation thereof by any Governmental Authority, or (vii) relating to a change in the market trading price of the Eldorado Shares either:  (A) related to this Agreement and the Arrangement or the announcement thereof; or (B) related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of “Eldorado Material Adverse Effect” under subsections (i) to (vi) above, provided, however, that such effect referred to in subsections (ii) to (vi) above does not primarily relate to (or have the effect of primarily relating to) Eldorado or its Subsidiaries or disproportionately adversely affect Eldorado and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which Eldorado and its Subsidiaries operate; and references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether an “Eldorado Material Adverse Effect” has occurred;

“Eldorado Material Subsidiaries” means the Eldorado subsidiaries listed on Schedule 4.1(d) of the Eldorado Disclosure Letter;

“Eldorado Meeting” means the special meeting of Eldorado Shareholders, including any adjournment or postponement thereof, to be called for the purpose of obtaining Eldorado Shareholder Approval;

“Eldorado Mineral Rights” has the meaning ascribed thereto in Subsection 4.1(l)(i);

“Eldorado Non-Voting Shares” has the meaning ascribed thereto in Subsection 4.1(g)(i);

“Eldorado Property” has the meaning ascribed thereto in Subsection 4.1(l)(i);

“Eldorado Public Documents” means all documents or information filed on SEDAR, EDGAR or the ASX by Eldorado under applicable Securities Laws since and including January 1, 2011 to and including the date hereof;

“Eldorado Resolution” means the ordinary resolution of Eldorado Shareholders approving the issuance of the Consideration Shares and Option Shares at the Eldorado Meeting substantially in the form and content of Schedule “C”;

“Eldorado Shareholder Approval” means the approval by the Eldorado Shareholders by ordinary resolution of the issuance of the Consideration Shares and Option Shares at the Eldorado Meeting and, if required, of the transactions contemplated by this Agreement, in accordance with the policies and rules of the TSX, NYSE and ASX;

“Eldorado Shareholders” means the holders of Eldorado Shares;

“Eldorado Shares” means the common shares of Eldorado;

“Eldorado Termination Fee” has the meaning ascribed thereto in Subsection 8.3(b);

“Eldorado Termination Fee Event” has the meaning ascribed thereto in Subsection 8.3(e);

“Eldorado Voting Agreements” means the voting agreements (including all amendments thereto) between Eldorado and the European Goldfields Locked-up Shareholders setting forth the terms and conditions upon which they agree, among other things, to vote their European Goldfields Shares in favour of the Arrangement Resolution;

“Environmental Laws” means all Laws, imposing obligations, responsibilities, liabilities or standards of conduct for or relating to: (a) the regulation or control of pollution, contamination, activities, materials, substances or wastes in connection with or for the protection of human health or safety, the environment or natural resources (including climate, air, surface water, groundwater, wetlands, land surface, subsurface strata, wildlife, aquatic species and vegetation); or (b) the use, generation, disposal, treatment, processing, recycling, handling, transport, distribution, destruction, transfer, import, export or sale of Hazardous Substances;

“Environmental Liabilities” means, with respect to any Person, all liabilities, obligations, responsibilities, responses, losses, damages, punitive damages, property damages, consequential damages, treble damages, costs (including control, remedial and removal costs, investigation costs, capital costs, operation and maintenance costs), expenses, fines, penalties and sanctions incurred as a result of or related to any claim, suit, action, administrative or court order, investigation, proceeding or demand by any Person, arising under or related to any Environmental Laws, Environmental Permits, or in connection with any: (a) Release or threatened Release or presence of a Hazardous Substance; (b) tank, drum, pipe or other container that contains or contained a Hazardous Substance; or (c) use, generation, disposal, treatment, processing, recycling, handling, transport, transfer, import, export or sale of Hazardous Substance.

“Environmental Permits” means all Permits or program participation requirements with or from any Governmental Entity under any Environmental Laws;

“European Goldfields Balance Sheet” has the meaning ascribed thereto in Subsection 3.1(l);

“European Goldfields Benefit Plans” means any pension plans or other employee compensation, other than equity- or security-based compensation arrangements, or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon European Goldfields or any of its Subsidiaries or for which European Goldfields or its Subsidiaries could have any liability;

“European Goldfields Board” means the board of directors of European Goldfields as the same is constituted from time to time;

“European Goldfields Budget” means the European Goldfields operating and capital budget for 2012 as presented to the European Goldfields Board on December 8, 2011, together with all expenditures which have been approved by the European Goldfields Board prior to the date of this Agreement, copies of which have been provided to Eldorado;

“European Goldfields Change in Recommendation” has the meaning ascribed thereto in Subsection 8.2(a)(iii)(A) below;

“European Goldfields Circular” means the notice of the European Goldfields Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to the European Goldfields Securityholders in connection with the European Goldfields Meeting, as amended, supplemented or otherwise modified from time to time;

“European Goldfields Combined Securityholder Approval” has the meaning ascribed thereto in Subsection 2.2(c);

“European Goldfields Disclosure Letter” means the disclosure letter executed by European Goldfields and delivered to Eldorado prior to the execution of this Agreement;

“European Goldfields DPU” means a deferred phantom unit under European Goldfields’ deferred phantom unit plan;

“European Goldfields DPU Holders” means the holders of European Goldfields DPUs;

“European Goldfields Expense Fee” has the meaning ascribed thereto in Subsection 8.3(b);

“European Goldfields Expense Fee Event” has the meaning ascribed thereto in Subsection 8.3(d);

“European Goldfields JOE Plan” means the European Goldfields Employee Share Trust operated by an independent trustee subject to a trust deed;

“European Goldfields Locked-up Shareholders” means the senior officers and directors of European Goldfields;

“European Goldfields Material Adverse Effect” means any one or more changes, effects, events or occurrences that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (contingent or otherwise), condition (financial or otherwise), capitalization, operations or results of operations of European Goldfields and its Subsidiaries, taken as a whole, other than any change, effect, event or occurrence (i) in or relating to general political, economic or financial conditions, including in Canada, the United States, Greece, Romania or Turkey, (ii) in or relating to the state of securities markets in general, including any reduction in market indices, (iii) in or relating to currency exchange rates, (iv) in or relating to the industries in which such person operates in general or the market for gold in general, (v) in or relating to GAAP or regulatory accounting requirements, (vi) in or relating to any Applicable Laws or any interpretation thereof by any Governmental Authority, (vii) in or relating to the Qatari Transactions, or (viii) relating to a change in the market trading price of the European Goldfields Shares either:  (A) related to this Agreement and the Arrangement or the announcement thereof; or (B) related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of “European Goldfields Material Adverse Effect” under subsections (i) to (vi) above, provided, however, that such effect referred to in subsections (ii) to (vi) above does not primarily relate to (or have the effect of primarily relating to) European Goldfields or its Subsidiaries or disproportionately adversely affect European Goldfields and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which European Goldfields and its Subsidiaries operate; and references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether an “European Goldfields Material Adverse Effect” has occurred;

“European Goldfields Material Subsidiary” means the European Goldfields Subsidiaries set out in Schedule 1.1 of the European Goldfields Disclosure Letter;

“European Goldfields Meeting” means the special meeting of European Goldfields Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“European Goldfields Option Plan” means the share option plan of European Goldfields, approved by European Goldfields Shareholders at a meeting held on June 9, 2005, as amended at a meeting of European Goldfields Shareholders held on May 19, 2008 and at a meeting of European Goldfields Shareholders held on May 12, 2010;

“European Goldfields Options” means the outstanding options to purchase European Goldfields Shares granted under the European Goldfields Option Plan;

“European Goldfields Option Holders” means the holders of European Goldfields Options;

“European Goldfields Public Documents” means all documents or information filed on SEDAR by European Goldfields under applicable Securities Laws since and including January 1, 2011 to and including the date hereof;

“European Goldfields RSU” means a restricted share unit issued under the European Goldfields RSU Plan, including JOE Awards (as defined in the European Goldfields RSU Plan) issued to a trustee of the European Goldfields JOE Plan;

“European Goldfields RSU Holders” means the holders of European Goldfields RSUs;

“European Goldfields RSU Plan” means the restricted share unit plan approved by European Goldfields Shareholders at a meeting held on June 9, 2005, as amended at a meeting of European Goldfields Shareholders held on May 19, 2008 and at a meeting of European Goldfields Shareholders held on May 12, 2010;

“European Goldfields Securities” means, collectively, European Goldfields Shares, European Goldfields RSUs, European Goldfields DPUs and European Goldfields Options;

“European Goldfields Securityholders” means, collectively, European Goldfields Shareholders, European Goldfields RSU Holders and European Goldfields Option Holders;

“European Goldfields Shareholders” means the holders of European Goldfields Shares;

“European Goldfields Shareholder Approval” has the meaning ascribed thereto in Subsection 2.2(c);

“European Goldfields Shares” means the common shares in the authorized share capital of European Goldfields;

“European Goldfields Termination Fee” has the meaning ascribed thereto in Subsection 8.3(b);

“European Goldfields Termination Fee Event” has the meaning ascribed thereto in Subsection 8.3(c);

“European Goldfields Voting Agreements” means the voting agreements (including all amendments thereto) between European Goldfields and the Eldorado Locked-up Shareholders setting forth the terms and conditions upon which they agree, among other things, to vote their Eldorado Shares in favour of the Eldorado Resolution;

“ESPOO Convention” means the United Nations Commission for Europe convention on environmental impact assessment in a transboundary context signed in 1991 and entered into force in 1997;

“Foreign Antitrust Filing” means a filing that must be made by either Party (or both Parties) to a Governmental Entity under any antitrust, competition, foreign investment or similar Law applicable to the transactions contemplated by this Agreement;

“Foreign Antitrust Clearance” means any legally required approval or clearance shall have been received from a Governmental Entity and/or any applicable waiting period shall have expired or been terminated or waived by a Governmental Entity in relation to any Foreign Antitrust Filing identified by Eldorado in Section 5.2 or European Goldfields in Section 5.4 and which Foreign Antitrust Filing Eldorado and European Goldfields, acting reasonably, have agreed is required to be made to consummate the transactions contemplated by this Agreement;

“Final Order” means the final order of the Court pursuant to Section 195 of the YBCA, in a form acceptable to European Goldfields and Eldorado, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both European Goldfields and Eldorado, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided, however, that any such amendment is acceptable to both European Goldfields and Eldorado, each acting reasonably) on appeal;

“GAAP” means, in relation to any financial year beginning on or before December 31, 2010, generally accepted accounting principles in Canada as adopted by the Canadian Institute of Chartered Accountants, and, in relation to any financial period beginning after December 31, 2010, International Financial Reporting Standards;

“Governmental Entity” means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental department, central bank, court, tribunal, ministry, arbitral body, commission, board, bureau, agency or entity, domestic or foreign; (b) any stock exchange, including the TSX, the NYSE, the ASX or AIM; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any administrative, regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including cyanide, sulphuric acid, hydrogen sulphide, arsenic, cadmium, copper, lead, mercury, petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material, substance, pollutant or contaminant regulated or defined pursuant to, or that could result in liability under, any Environmental Law;

“Heads of Terms” means the binding heads of terms entered into by European Goldfields with Qatar Holding LLC on October 1, 2011;

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended from time to time;

“including” means including without limitation, and “include” and “includes” have a corresponding meaning;

“Interim Order” means the interim order of the Court contemplated by Section 2.2 of this Agreement and made pursuant to Subsection 195(4) of the YBCA, in a form acceptable to European Goldfields and Eldorado, each acting reasonably, providing for, among other things, the calling and holding of the European Goldfields Meeting, as the same may be amended by the Court with the consent of European Goldfields and Eldorado, each acting reasonably;

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any Permit of or from any Governmental Entity or self-regulatory authority (including the TSX, the NYSE, the ASX and AIM), and the term “applicable” with respect to such Laws and in a context that refers to a Party, means such Laws as are applicable to such Party and/or its Subsidiaries or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party and/or its Subsidiaries or its or their business, undertaking, property or securities;

“Liens” means any liens, mortgages, pledges, assignments, hypothecs, charges, security interests, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Mailing Deadline” means the later of: (a) January 27, 2012; and (b) the date that is 3 days following receipt by European Goldfields from Eldorado of all of Eldorado’s information required to be included in the European Goldfields Circular;

“material fact” and “material change” have the meanings ascribed thereto in the Securities Act;

“Meeting Deadline” means February 29, 2012;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions of the Ontario Securities Commission and the autorité des marchés financiers;

“Mineral Rights” has the meaning ascribed thereto in Subsection 3.1(n)(i);

“misrepresentation” has the meaning ascribed thereto in the Securities Act;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators;

“NYSE” means the New York Stock Exchange;

“Option Exchange Ratio” means 0.85;

“Option Shares” means the Eldorado Shares issuable on exercise of Replacement Options;

“ordinary course of business”, “ordinary course of business consistent with past practice”, or any similar reference, means, with respect to an action taken by a Person, that such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day business and operations of such Person;

“Outside Date” means April 30, 2012 or such later date as may be agreed to in writing by the Parties;

“Parties” means European Goldfields and Eldorado, and “Party” means any of them;

“Permit” means any license, permit, certificate, consent, order, grant, approval, agreement, classification, restriction, registration or other Authorization of, from or required by any Governmental Entity;

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement of European Goldfields, substantially in the form of Schedule ”A” hereto, and any amendments or variations thereto made in accordance with the Plan of Arrangement or upon the direction of the Court in the Final Order with the consent of European Goldfields and Eldorado, each acting reasonably;

“Pre-Acquisition Reorganization” has the meaning ascribed thereto in Subsection 5.7(a);

“Property” has the meaning ascribed thereto in Subsection 3.1(n)(i);

“Qatari Break Fee” means the USD$7.5 million liquidated damages payment that is described in Section 3 of the Heads of Terms, “General – Process”;

“Qatari Transactions” means the transactions contemplated by the Heads of Terms and all matters related thereto;

“Qatari Transactions Vote” means the vote by European Goldfields Shareholders on the ordinary resolution with respect to European Goldfields entering into the Qatari Transactions;

“Registrar” means the registrar appointed under Section 263 of the YBCA;

“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the waiver or lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities, including, if applicable, any Foreign Antitrust Clearance;

“Release” means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of any Hazardous Substance in the indoor or outdoor environment, including the movement of Hazardous Substance through or in the air, soil, surface water, ground water or property;

“Replacement Option” has the meaning ascribed thereto in Subsection 5.4(i);

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Laws” means: (i) in relation to Eldorado, the Securities Act, the securities legislation of each of the other provinces and territories of Canada, the policies and instruments of the Canadian Securities Administrators, the U.S. Securities Act and the Australian Corporations Act 2001 (Cth); (ii) in relation to European Goldfields, the Securities Act, the securities legislation of each of the other provinces of Canada, the policies and instruments of the Canadian Securities Administrators and applicable UK securities laws; and (iii) in relation to both Eldorado and European Goldfields, all other applicable state, federal and provincial securities Laws, rules and regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Special Committee” means the special committee of the European Goldfields Board;

“Subsidiary” has the meaning ascribed thereto in the National Instrument 45-106 – Prospectus and Registration Exemptions of the Canadian Securities Administrators;

“Superior Proposal” means the unsolicited bona fide Acquisition Proposal made by a third party to a Party or its shareholders in writing after the date hereof: (i) to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation, winding-up or similar transaction, all of the European

Goldfields Shares or all of the Eldorado Shares or all or substantially all of the assets of European Goldfields or Eldorado on a consolidated basis; (ii) that is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (iii) that is not subject to any financing condition and in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to be reasonably likely to be available to the satisfaction of the board of directors of such Party, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel); (iv) which is not subject to a due diligence or access condition beyond the fifth Business Day after which the Person making the Acquisition Proposal is first afforded access to the books, records and personnel of European Goldfields; (v) that did not result from a breach of Section 7.1 by the receiving Party or its representatives; (vi) that is made available to all European Goldfields Shareholders or Eldorado Shareholders, as the case may be, on the same terms and conditions (but, for greater certainty, does not restrict the provision of Collateral Benefits to any one or more European Goldfields Shareholders); and (vii) in respect of which the board of directors of such Party determines in good faith (after receipt of advice from its outside legal counsel with respect to (x) below and financial advisors with respect to (y) below) that (x) failure to recommend such Acquisition Proposal to its shareholders would be inconsistent with its fiduciary duties and (y) which would, taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to its shareholders from a financial point of view than the Arrangement (including any adjustment to the terms and conditions of the Arrangement proposed by the other Party pursuant to Subsection 7.1(f);

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Taxes” includes any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, windfall, royalty, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada, United Kingdom, European Union and other pension plan premiums or contributions imposed by any Governmental Entity, and any transferee liability in respect of any of the foregoing;

“Tax Returns” includes all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required by a Governmental Entity to be made, prepared or filed by Law in respect of Taxes;

“Transaction Personal Information” has the meaning ascribed thereto in Section 9.1;

“TSX” means the Toronto Stock Exchange;

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder;

“U.S. Person” has the meaning ascribed to it in Rule 902(k) of Regulation S of the U.S. Securities Act;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder; and

“YBCA” means the Business Corporations Act (Yukon) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

1.2	Interpretation

For the purposes of this Agreement, except as otherwise expressly provided:

(a)
“this Agreement” means this Arrangement Agreement, including the recitals and Appendices hereto, and not any particular Article, Section, Subsection or other subdivision, recital or Appendix hereof, and includes any agreement, document or instrument entered into, made or delivered pursuant to the terms hereof, as the same may, from time to time, be supplemented or amended and in effect;

(b)
the words “hereof”, “herein”, “hereto” and “hereunder” and other word of similar import refer to this Agreement as a whole and not to any particular Article, Section, Subsection, or other subdivision, recital or Appendix hereof;

(c)
all references in this Agreement to a designated “Article”, “Section”, “Subsection” or other subdivision, recital or “Appendix” hereof are references to the designated Article, Section, Subsections or other subdivision, recital or Appendix to, this Agreement;

(d)
the division of this Agreement into Article, Sections, Subsections and other subdivisions, recitals or Appendix, the inclusion of a table of contents and the insertion of headings and captions are for convenience of reference only and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof;

(e)
a reference to a statute in this Agreement includes all regulations, rules, policies or instruments made thereunder, all amendments to the statute, regulations, rules, policies or instruments in force from time to time, and any statutes, regulations, rules, policies or instruments that supplement or supersede such statute, regulations, rules, policies or instruments;

(f)	the word “or” is not exclusive;

(g)	the word “including” is not limiting, whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto; and

(h)	all references to “approval”, “authorization” or “consent” in this Agreement means written approval, authorization or consent.

1.3	Number, Gender and Persons

In this Agreement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.5	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.6	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of European Goldfields shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature in respect of European Goldfields required to be made shall be made in a manner consistent with GAAP consistently applied.

1.7	Knowledge

(a)
In this Agreement, references to “the knowledge of European Goldfields” means the actual knowledge of Patrick Forward, Deborah Paxford, Mark Rachovides, Tim Morgan-Wynne, David Cather and Martyn Konig in each case, after making due enquiries regarding the relevant matter.

(b)	In this Agreement, references to “the knowledge of Eldorado” means the actual knowledge of Fabiana Chubbs, Dawn Moss, Eduardo

Moura, Norman Pitcher and Paul Wright, in each case, after making due enquiries regarding the relevant matter.

1.8	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A - Plan of Arrangement

Schedule B - Arrangement Resolution

Schedule C – Eldorado Resolution

ARTICLE 2
THE ARRANGEMENT

2.1	Arrangement

European Goldfields and Eldorado agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2	Interim Order

As soon as reasonably practicable following the execution of this Agreement, and in any event in sufficient time to hold the European Goldfields Meeting in accordance with Section 2.3, European Goldfields shall apply to the Court in a manner acceptable to Eldorado, acting reasonably, pursuant to Section 195 of the YBCA and prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(a)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the European Goldfields Meeting and for the manner in which such notice is to be provided;

(b)	for confirmation of the record date for the European Goldfields Meeting referred to in Section 2.3(a);

(c)	that the requisite approval for the Arrangement Resolution shall be:

(i)
two-thirds of the votes cast on the Arrangement Resolution by the European Goldfields Shareholders present in person or by proxy at the European Goldfields Meeting and voting as a single class (the “European Goldfields Shareholder Approval”);

(ii)
two-thirds of the votes cast on the Arrangement Resolution by the European Goldfields Securityholders present in person or by proxy at the European Goldfields Meeting and voting as a single class (the “European Goldfields Combined Securityholder Approval”), with each European Goldfields Option and European Goldfields RSU entitling the holder thereof to one vote at the European Goldfields Meeting for each European Goldfields Option and European Goldfields RSU held by each such holder; and

(iii)
if required under applicable Law, a majority of the votes attached to the European Goldfields Shares held by European Goldfields Shareholders present in person or by proxy at the European Goldfields Meeting excluding votes attached to European Goldfields Shares held by Eldorado and any other person described in items (a) through (d) of section 8.1(2) of MI 61-101 (the “Majority of the Minority Approval”);

(d)
that, in all other respects, the terms, conditions and restrictions of the European Goldfields constating documents, including quorum requirements and other matters, shall apply in respect of the European Goldfields Meeting;

(e)	for the grant of Dissent Rights to the European Goldfields Shareholders who are registered European Goldfields Shareholders;

(f)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(g)
that the European Goldfields Meeting may be adjourned or postponed from time to time by the European Goldfields Board subject to the terms of this Agreement without the need for additional approval of the Court; and

(h)
that it is Eldorado’s intention to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Consideration Shares and Replacement Options to be issued pursuant to the Arrangement, based on the Court’s approval of the Arrangement.

2.3	European Goldfields Meeting

Subject to the terms of this Agreement:

(a)
European Goldfields agrees to convene and conduct the European Goldfields Meeting in accordance with the Interim Order, European Goldfields’ articles, by-laws and applicable Law as soon as reasonably practicable, and in any event on or before the Meeting Deadline. European Goldfields and Eldorado agree to use their commercially reasonable efforts to schedule the European Goldfields Meeting and the Eldorado Meeting on the same day with the European Goldfields Meeting to occur after the Eldorado Meeting.  European Goldfields agrees that it shall, in consultation with Eldorado, fix and publish a record date for the purposes of determining the European Goldfields Securityholders entitled to receive notice of and vote at the European Goldfields Meeting in accordance with the Interim Order.

(b)
European Goldfields shall not, except as required for quorum purposes, as required by Law, or otherwise as permitted under this Agreement, adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the European Goldfields Meeting without Eldorado’s prior written consent.

(c)
European Goldfields will advise Eldorado as Eldorado may reasonably request, and at least on a daily basis on each of the last ten (10) business days prior to the date of the European Goldfields Meeting, as to the aggregate tally of the proxies received by European Goldfields in respect of the Arrangement Resolution.

(d)
European Goldfields will promptly advise Eldorado of any written notice of dissent or purported exercise by any European Goldfields Shareholder of Dissent Rights received by European Goldfields in relation to the Arrangement and any withdrawal of Dissent Rights received by European Goldfields and any written communications sent by or on behalf of European Goldfields to any European Goldfields Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement.

(e)
European Goldfields will provide notice to Eldorado of the European Goldfields Meeting and use its commercially reasonable efforts to allow representatives of Eldorado to attend the European Goldfields Meeting.

2.4	European Goldfields Circular

(a)
As promptly as reasonably practicable following execution of this Agreement with a targeted date on or before January 16, 2012 and in any event prior to the close of business on the Mailing Deadline, European Goldfields shall (i) prepare the European Goldfields Circular together with any other documents required by applicable Laws, (ii) file the European Goldfields Circular in all jurisdictions where the same is required to be filed, and (iii) mail the European Goldfields Circular as required under applicable Laws and by the Interim Order. On the date of mailing thereof, the European Goldfields Circular shall comply in all material respects with all applicable Laws and the Interim Order and shall contain sufficient detail to permit the European Goldfields Securityholders to form a reasoned judgement concerning the matters to be placed before them at the European Goldfields Meeting.

(b)
In the event that European Goldfields provides a notice to Eldorado regarding a possible Acquisition Proposal pursuant to Subsection 7.1(c) prior to the mailing of the European Goldfields Circular, then unless the Parties agree otherwise, the Mailing Deadline will be extended until the date that is seven days following the earlier of either: (i) written notification from European Goldfields to Eldorado that the European Goldfields Board has determined that the Acquisition Proposal is not a Superior Proposal; or (ii) the date on which European Goldfields and Eldorado enter into an amended agreement pursuant to Subsection 7.1(f) which results in the Acquisition Proposal in question not being a Superior Proposal. In the event that the Mailing Deadline is so extended, the Meeting Deadline and the Outside Date shall be extended by the same number of days as the Mailing Deadline has been extended.

(c)
European Goldfields shall ensure that the European Goldfields Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the European Goldfields Circular will not contain any misrepresentation (except that European Goldfields shall not be responsible for any information relating to Eldorado and its affiliates, including the Eldorado Shares).

(d)	European Goldfields shall have received a fairness opinion from each of BMO Nesbitt Burns Inc. and Lazard & Co., Limited.

(e)	European Goldfields shall disclose in the European Goldfields Circular:

(i)	that the European Goldfields Board has received a fairness opinion from each of BMO Nesbitt Burns Inc. and Lazard & Co., Limited;

(ii)	the general terms of the fairness opinions from BMO Nesbitt Burns Inc. and Lazard & Co., Limited; and

(iii)
that the European Goldfields Board has determined, after receiving financial and legal advice and following the receipt and review of a unanimous recommendation from the Special Committee, that the Consideration per European Goldfields Share to be received by European Goldfields Shareholders (other than Eldorado) pursuant to the Arrangement is fair and that the Arrangement is in the best interests of European Goldfields, and the European Goldfields Board has decided to recommend that the European Goldfields Shareholders vote in favour of the Arrangement.

(f)
Subject to Section 7.1: (i) European Goldfields shall solicit proxies in favour of the Arrangement Resolution, against any resolution submitted by any other European Goldfields Shareholder, including, if so requested by Eldorado, using the services of dealers and proxy solicitation services and permitting Eldorado to otherwise assist European Goldfields in such solicitation, and take all other actions that are reasonably necessary or desirable to seek the approval of the Arrangement by European Goldfields Shareholders; (ii) the European Goldfields Board shall recommend to holders of European Goldfields Shares that they vote in favour of the Arrangement Resolution; (iii) European Goldfields shall not make a European Goldfields Change in Recommendation; and (iv) European Goldfields shall include in the

European Goldfields Circular a statement that each director and executive officer of European Goldfields intends to vote all of such Person’s European Goldfields Shares (including any European Goldfields Shares issued upon the exercise of any European Goldfields Options) in favour of the Arrangement Resolution, subject to the other terms of this Agreement and the Voting Agreements; provided that nothing in this Agreement shall restrict European Goldfields from soliciting proxies in favour of the Qatari Transactions, it being understood that European Goldfields intends to consummate the Qatari Transactions in the event this Agreement is terminated in accordance with its terms.

(g)
Eldorado shall provide to European Goldfields all information regarding Eldorado, its affiliates and the Eldorado Shares, including any pro forma financial statements prepared in accordance with GAAP and applicable Laws as required by the Interim Order or applicable Laws for inclusion in the European Goldfields Circular or in any amendments or supplements to such European Goldfields Circular. Eldorado shall also use commercially reasonable efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the European Goldfields Circular and to the identification in the European Goldfields Circular of each such advisor. Eldorado shall ensure that such information does not include any misrepresentation concerning Eldorado.

(h)
Eldorado and its legal counsel shall be given a reasonable opportunity to review and comment on the European Goldfields Circular prior to the European Goldfields Circular being printed and filed with any Governmental Entity, and reasonable consideration shall be given to any comments made by Eldorado and its legal counsel, provided, however, that all information relating solely to Eldorado, its affiliates and the European Goldfields Shares included in the European Goldfields Circular shall be in form and content satisfactory to Eldorado, acting reasonably. European Goldfields shall provide Eldorado with final copies of the European Goldfields Circular prior to the mailing to the European Goldfields Securityholders.

(i)
European Goldfields and Eldorado shall each promptly notify each other if at any time before the Effective Date either becomes aware that the European Goldfields Circular contains a misrepresentation, or that otherwise requires an amendment or supplement to the European Goldfields Circular and the Parties shall co-operate in the preparation of any amendment or supplement to the European Goldfields Circular as required or appropriate, and European Goldfields shall promptly mail or otherwise publicly disseminate any amendment or supplement to the European Goldfields Circular to European Goldfields Securityholders and, if required by the Court or applicable Laws, file the same with any Governmental Entity and as otherwise required.

2.5	Preparation of Filings

Eldorado and European Goldfields shall co-operate and use their reasonable commercial efforts in good faith to take, or cause to be taken, all reasonable actions, including the preparation of any applications for Regulatory Approvals and other orders, registrations, consents, filings, rulings, exemptions, no-action letters, circulars and approvals required in connection with this Agreement and the Arrangement and the preparation of any required documents, in each case as reasonably necessary to discharge their respective obligations under this Agreement, the Arrangement and the Plan of Arrangement, and to complete any of the transactions contemplated by this Agreement, including their obligations under applicable Laws. It is acknowledged and agreed that, unless required to ensure that the Consideration Shares and Option Shares are freely tradeable in Canada and that the Consideration Shares will not be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act upon their issuance, subject to restrictions on transfers applicable to “affiliates” (as defined in Rule 405 under the U.S. Securities Act) of Eldorado following completion of the Arrangement, Eldorado shall not be required to file a prospectus or similar document or otherwise become subject to the securities Laws of any jurisdiction (other than a Province of Canada) in order to complete the Arrangement. Eldorado may elect, at its sole discretion, to make such securities and other regulatory filings in the United States, Australia or other jurisdictions as may be necessary or desirable in connection with the completion of the Arrangement. European Goldfields shall provide to Eldorado all information regarding European Goldfields and its affiliates as required by applicable Securities Laws in connection with such filings. European Goldfields shall also use commercially reasonable efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial, technical or other expert information required to be included in such filings and to the identification in such filings of each such advisor.

2.6	Final Order

If:

(a)	the Interim Order is obtained; and

(b)
the Arrangement Resolution is passed at the European Goldfields Meeting as provided for in the Interim Order and as required by applicable Law and the Eldorado Resolution is passed at the Eldorado Meeting as required by applicable Law, subject to the terms of this Agreement, European Goldfields shall diligently pursue and take all steps necessary or desirable to have the hearing before the Court of the application for the Final Order pursuant to Section 195 of the YBCA held as soon as reasonably practicable and, in any event, within two (2) business days following the later of the approval of the Arrangement Resolution at the European Goldfields Meeting and the approval of the Eldorado Resolution at the Eldorado Meeting.

2.7	Court Proceedings

Subject to the terms of this Agreement, Eldorado will cooperate with and assist European Goldfields in seeking the Interim Order and the Final Order, including by providing European Goldfields on a timely basis any information reasonably required to be supplied by Eldorado in connection therewith. European Goldfields will provide legal counsel to Eldorado with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. Subject to applicable Law, European Goldfields will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.7 or with Eldorado’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided, however, that nothing herein shall require Eldorado to agree or consent to any increase in Consideration or other modification or amendment to such filed or served materials that expands or increases Eldorado’s obligations set forth in any such filed or served materials or under this Agreement or the Arrangement. European Goldfields shall also provide to Eldorado’s legal counsel on a timely basis copies of any notice of appearance or other Court documents served on European Goldfields in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether written or oral, received by European Goldfields indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. European Goldfields will ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, European Goldfields will not object to legal counsel to Eldorado making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided, however, that European Goldfields is advised of the nature of any submissions prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement. European Goldfields will also oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement, and, if at any time after the issuance of the Final Order and prior to the Effective Date, European Goldfields is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, Eldorado.

2.8	Articles of Arrangement and Effective Date

The Articles of Arrangement shall implement the Plan of Arrangement.  On the second (2nd) business day after the satisfaction or, where not permitted, the waiver of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver of those conditions as of the Effective Date) set forth in Article 6, unless another time or date is agreed to in writing by the Parties, the Articles of Arrangement shall be filed by European Goldfields with the Registrar, provided, however, that the Articles of Arrangement shall not be sent to the Registrar, for endorsement and filing by the Registrar, except as contemplated hereby or with Eldorado’s prior written consent. From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Law, including the YBCA. European Goldfields agrees to amend the Plan of Arrangement at any time prior to the Effective Time in accordance with Section 8.4 of this Agreement to include such other terms determined to be necessary or desirable by Eldorado, provided, however, that the Plan of Arrangement shall not be amended in any manner which has the effect of reducing the Consideration or which is otherwise prejudicial to the European

Goldfields Shareholders or other parties to be bound by the Plan of Arrangement and is not inconsistent with the provisions of this Agreement. The closing of the Arrangement will take place at the offices of Borden Ladner Gervais LLP, Suite 1200, 200 Burrard Street, Vancouver, British Columbia at 10:00 a.m. on the Effective Date, or at such other time and place as may be agreed to by the Parties.

2.9	Payment of Consideration

Eldorado will, following receipt by European Goldfields of the Final Order and prior to the filing by European Goldfields of the Articles of Arrangement, deposit in escrow with the Depositary (a) sufficient Eldorado Shares and cash to satisfy the Consideration payable to the European Goldfields Securityholders and European Goldfields DPU Holders, and (b) sufficient cash to satisfy any cash payments in lieu of fractional Eldorado Shares, pursuant to the Plan of Arrangement (other than payments to European Goldfields Shareholders exercising Dissent Rights and who have not withdrawn their notice of objection).

2.10	Announcement and Shareholder Communications

Eldorado and European Goldfields shall each publicly announce the transactions contemplated hereby promptly following the execution of this Agreement by Eldorado and European Goldfields, the text and timing of each Party’s announcement to be approved by the other Party in advance, acting reasonably. Eldorado and European Goldfields agree to co-operate in the preparation of presentations, if any, to European Goldfields Shareholders or the Eldorado Shareholders regarding the transactions contemplated by this Agreement, and no Party shall: (a) issue any press release or otherwise make public announcements with respect to this Agreement or the Plan of Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld or delayed); or (b) make any filing with any Governmental Entity with respect thereto without prior consultation with the other Party; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing. To the extent possible, European Goldfields shall provide prior notice to Eldorado of any material public disclosure that it proposes to make regarding its business or operations, together with a draft copy of such disclosure.  Eldorado and its legal counsel shall be given a reasonable opportunity to review and comment on such information prior to such information being disseminated publicly or filed with any Governmental Entity, and reasonable consideration shall be given to any comments made by Eldorado and its counsel.

2.11	Withholding Taxes

Eldorado, European Goldfields and the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any Person hereunder and from all dividends, interest or other amounts payable to any former European Goldfields Securityholder or European Goldfields DPU Holder such amounts as Eldorado, European Goldfields or the Depositary may be required to deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

2.12	List of Shareholders

(a)
At the reasonable request of Eldorado from time to time, European Goldfields shall provide Eldorado with a list (in both written and electronic form) of the registered European Goldfields Shareholders, together with their addresses and respective holdings of European Goldfields Shares, with a list of the names and addresses and holdings of all Persons having rights issued by the European Goldfields to acquire European Goldfields Shares (including holders of European Goldfields Options) and a list of non-objecting beneficial owners of European Goldfields Shares, together with their addresses and respective holdings of European Goldfields Shares. European Goldfields shall from time to time require that its registrar and transfer agent furnish Eldorado with such additional information, including updated or additional lists of European Goldfields Shareholders and lists of holdings and other assistance as Eldorado may reasonably request.

(b)
At the reasonable request of European Goldfields from time to time, Eldorado shall provide European Goldfields with a list (in both written and electronic form) of the registered Eldorado Shareholders, together with their addresses and respective holdings of Eldorado Shares, with a list of non-objecting beneficial owners of Eldorado Shares, together with their addresses and respective holdings of Eldorado Shares. Eldorado shall from time to time require that its registrar and transfer agent furnish European Goldfields with such additional information, including updated or additional lists of Eldorado Shareholders and lists of holdings and other assistance as European Goldfields may reasonably request.

2.13	U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that all Consideration Shares and Replacement Options issued on completion of the Arrangement to the European Goldfields Shareholders and holders of European Goldfields Options, as applicable, will be issued by Eldorado in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder.  In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court;

(b)	the Court will be advised as to the intention of the Parties to rely on the exemption under Section 3(a)(10) of the U.S. Securities Act prior to the hearing required to approve the Arrangement;

(c)	the Court will be required to satisfy itself as to the fairness of the Arrangement to the European Goldfields Securityholders, subject to the Arrangement;

(d)
European Goldfields will ensure that each European Goldfields Securityholder and European Goldfields DPU Holder entitled to receive Consideration Shares and Replacement Options, as applicable, on completion of the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(e)
The European Goldfields Securityholders and European Goldfields DPU Holders entitled to receive Consideration Shares and Replacement Options, as applicable will be advised that the Consideration Shares and Replacement Options, respectively, issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by Eldorado in reliance on the exemption under Section 3(a)(10) of the U.S. Securities Act;

(f)	the Final Order approving the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being fair to the European Goldfields Securityholders;

(g)
the Interim Order approving the European Goldfields Meeting will specify that each European Goldfields Shareholder and holders of European Goldfields Options will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time; and

(h)	the Final Order shall include a statement to substantially the following effect:

“This Order will serve as a basis of a claim to an exemption, pursuant to section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of Eldorado, pursuant to the Plan of Arrangement.”

2.14	U.S. Tax Matters

The Arrangement as set forth in the Plan of Arrangement is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code and this Agreement is intended to be a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the U.S. Tax Code.  The parties acknowledge that the exchange of European Goldfields Shares for the Consideration pursuant to Section 3.1(d) of the Plan of Arrangement, the contribution of the European Goldfields Shares to Eldorado Holdco pursuant to Section 3.1(i) of the Plan of Arrangement and the amalgamation of Eldorado Holdco and European Goldfields pursuant to Section 3.1(k) of the Plan of Arrangement, are interdependent steps in a single transaction, to which the parties hereto are legally committed as provided herein, and to which the parties intend to treat as a single integrated transaction.  Provided that the Arrangement meets the requirements of a reorganization within the meaning of Section 368(a) of the U.S. Tax Code, each party hereto agrees to treat the Arrangement as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code for all United States federal income tax purposes, and agrees to treat this Agreement as a “plan of reorganization” within the meaning of the U.S. Treasury Regulations promulgated under Section 368 of the U.S. Tax Code, and to not take any position on any U.S. Tax Return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by applicable law.  Notwithstanding the foregoing, Eldorado and European Goldfields make no representation, warranty or covenant to any other party or to any European Goldfields Shareholder, other holder of European Goldfields Securities or holder Eldorado Shares or securities (including, without limitation, stock options, warrants, debt instruments or other similar rights or instruments) regarding the U.S. tax treatment of the Arrangement, including, but not limited to, whether the Arrangement will qualify as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code or as a tax-deferred transaction for purposes of any United States state or local income tax law.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF EUROPEAN GOLDFIELDS

3.1	Representations and Warranties

Except as disclosed in the European Goldfields Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made), European Goldfields hereby represents and warrants to Eldorado as follows, and acknowledges that Eldorado is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)
Organization and Qualification.  European Goldfields is validly existing under the YBCA and has full corporate power and capacity to own its assets and conduct its business as now owned and conducted. European Goldfields is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not, individually or in the aggregate, have a European Goldfields Material Adverse Effect. True and complete copies of the constating documents of European Goldfields have been delivered or made available to Eldorado, and European Goldfields has not taken any action to further amend or supersede such documents.

(b)
Authority Relative to this Agreement.  European Goldfields has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by European Goldfields and the consummation by European Goldfields of the transactions contemplated by this Agreement have been duly authorized by the European Goldfields Board and no other corporate proceedings on the part of European

Goldfields are necessary to authorize this Agreement other than European Goldfields Shareholder Approval, European Goldfields Combined Securityholder Approval and, if required by applicable law, Majority of the Minority Approval. This Agreement has been duly executed and delivered by European Goldfields and constitutes a valid and binding obligation of European Goldfields, enforceable by Eldorado against European Goldfields in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)
No Conflict; Required Filings and Consent.  The execution and delivery by European Goldfields of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement will not violate, conflict with or result in a breach of any provision of the constating documents of European Goldfields or those of any of the European Goldfields Material Subsidiaries, and except as would not, individually or in the aggregate, have or reasonably be expected to have a European Goldfields Material Adverse Effect, will not: (i) violate, conflict with or result in a breach of: (A) any agreement, contract, indenture, deed of trust, mortgage, bond, instrument, Authorization, licence or permit to which European Goldfields or any of the European Goldfields Material Subsidiaries is a party or by which European Goldfields or any of the European Goldfields Material Subsidiaries is bound; or (B) any Law to which European Goldfields or any of the European Goldfields Material Subsidiaries is subject or by which European Goldfields or any of the European Goldfields Material Subsidiaries is bound; (ii) give rise to any right of termination, or the acceleration of any indebtedness, under any such agreement, contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit; or (iii) give rise to any rights of first refusal or rights of first offer, trigger any change in control or influence provisions or any restriction or limitation under any such agreement, contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit, or result in the imposition of any Lien upon any of European Goldfields’ assets or the assets of any of the European Goldfields Material Subsidiaries.  Other than the Interim Order, the Final Order, the filing or issuance (as the case may be) of the Certificate of Arrangement and Articles of Arrangement and any Foreign Antitrust Clearance that may have been identified by European Goldfields in Section 5.2 of this Agreement or Eldorado in Section 5.4 of this Agreement and which Foreign Antitrust Filing Eldorado and European Goldfields, acting reasonably, have agreed is required to be made to consummate the transactions contemplated by this Agreement, no Authorization, consent or approval of, or filing with, any Governmental Entity or any court or other authority is necessary on the part of European Goldfields for the consummation by European Goldfields of its obligations in connection with the

Arrangement under this Agreement or for the completion of the Arrangement not to cause or result in any loss of any rights or assets or any interest therein held by European Goldfields or any of the European Goldfields Material Subsidiaries in any material properties, except for such Authorizations, consents, approvals and filings as to which the failure to obtain or make would not, individually or in the aggregate, prevent or materially delay consummation of the Arrangement.

(d)
Subsidiaries.  Each European Goldfields Material Subsidiary is duly organized and is validly existing under the Laws of its jurisdiction of incorporation or organization, has full corporate power and authority to own its assets and conduct its business as now owned and conducted by it and is duly qualified to carry on business in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not have a European Goldfields Material Adverse Effect. Except as disclosed in the European Goldfields Public Documents, European Goldfields beneficially owns, directly or indirectly, all of the issued and outstanding securities of each of its Subsidiaries. All of the outstanding shares in the capital of each of the Subsidiaries owned directly or indirectly by European Goldfields that is a corporation are: (a) validly issued and fully-paid and all such shares are owned free and clear of all Liens of any kind or nature whatsoever; and (b) are free of any other restrictions including any restriction on the right to vote, sell or otherwise dispose of shares.  European Goldfields does not hold any material equity interests in any material Subsidiary, other than its interests in the European Goldfields Material Subsidiaries or in holding companies the only assets of which are the shares held by such entities in the European Goldfields Material Subsidiaries.

(e)	Compliance with Laws.

(i)
The operations of European Goldfields and the European Goldfields Material Subsidiaries have been and are now conducted in compliance with all Laws of each jurisdiction, the Laws of which have been and are now applicable to the operations of European Goldfields or of any of the European Goldfields Material Subsidiaries and none of European Goldfields or any of the European Goldfields Material Subsidiaries has received any notice of any alleged violation of any such Laws, other than non-compliance or violations which, individually or in the aggregate, would not have a European Goldfields Material Adverse Effect.

(ii)
None of European Goldfields or any of the European Goldfields Material Subsidiaries is in conflict with, or in default (including cross defaults) under or in violation of: (a) its articles or by-laws or equivalent organizational documents; or (b) any agreement or understanding to which it or by which any of its properties or assets is bound or affected, except for failures which, individually or in the aggregate, would not have a European Goldfields Material Adverse Effect.

(f)
Company Authorizations.  European Goldfields and the European Goldfields Material Subsidiaries have obtained all Authorizations necessary for the ownership, operation, development, maintenance, or use of the material Properties, Mineral Rights and assets of European Goldfields or the European Goldfields Material Subsidiaries or otherwise in connection with the material business or operations of European Goldfields or the European Goldfields Material Subsidiaries as currently conducted and such Authorizations are in full force and effect. European Goldfields and the European Goldfields Material Subsidiaries have fully complied with and are in compliance with all Authorizations, except, in each case, for such non-compliance which, individually or in the aggregate, would not have a European Goldfields Material Adverse Effect.  There is no action, investigation or proceeding pending or, to the knowledge of European Goldfields, threatened regarding any of the Authorizations. None of European Goldfields or any of the European Goldfields Material Subsidiaries has received any notice, whether written or oral, of revocation or non-renewal of any such Authorizations, or of any intention of any Person to revoke or refuse to renew any of such Authorizations, except in each case, for revocations or non-renewals which, individually or in the aggregate, would not have a European Goldfields Material Adverse Effect and, to the knowledge of European Goldfields, all such Authorizations continue to be effective in order for European Goldfields and the European Goldfields Material Subsidiaries to continue to conduct their respective businesses as they are currently being conducted.  No Person other than European Goldfields or a European Goldfields Material Subsidiary thereof owns or has any proprietary, financial or other interest (direct or indirect) in any of the Authorizations.

(g)	Capitalization and Listing.

(i)
The authorized share capital of European Goldfields consists of an unlimited number of European Goldfields Shares and an unlimited number of preferred shares (the “European Goldfields Preferred Shares”). As at the date of this Agreement there are: (A) 183,932,340 European Goldfields Shares validly issued and outstanding as fully-paid and non-assessable shares of European Goldfields; (B) no European Goldfields Preferred Shares; (C) outstanding European Goldfields Options providing for the issuance of 5,544,998 European Goldfields Shares upon the exercise thereof; (D) 2,058,884 European Goldfields RSUs including 500,000 European Goldfields Shares issuable upon the terms of certain European Goldfields RSUs having already been issued as joint owned equity awards pursuant to the European Goldfields JOE Plan; and (E) outstanding European Goldfields DPUs providing for the payment of cash equivalent to the value of 1,936,385 European Goldfields Shares. The terms of the European Goldfields Options (including exercise price), European Goldfields RSUs and European Goldfields DPUs are disclosed in Schedule 3.1(g)(i) to the European Goldfields Disclosure Letter.  Except for the European Goldfields Options, European Goldfields RSUs and European Goldfields DPUs referred to in this Subsection 3.1(g)(i): (x) there are no options, warrants, conversion privileges, calls or other rights, shareholder rights plans, agreements, arrangements, commitments, or obligations of European Goldfields or any of its Subsidiaries to issue or sell any shares of European Goldfields or of any of its Subsidiaries or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire any shares of European Goldfields or any of its Subsidiaries, and there are no outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments of European Goldfields or any of its Subsidiaries based upon the book value, income or any other attribute of European Goldfields or any of its Subsidiaries; and (y) no Person is entitled to any pre-emptive or other similar right granted by European Goldfields or any of its Subsidiaries. The European Goldfields Shares are listed on the TSX and AIM and are not listed or quoted on any other market.

(ii)
Schedule 3.1(g)(ii) to the European Goldfields Disclosure Letter sets forth, as of the date hereof, the holders of all outstanding European Goldfields Options and European Goldfields RSUs and full details with respect to all such securities (including, where applicable, the number, exercise prices and expiration dates of each grant to such holders). All European Goldfields Shares that may be issued pursuant to the exercise of outstanding European Goldfields Options and European Goldfields RSUs will, when issued in accordance with the terms thereof, be duly authorized, validly issued, fully-paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights.  In addition, European Goldfields has provided Eldorado with a copy of the current plan or agreement governing the terms of the European Goldfields Options, European Goldfields RSUs and European Goldfields DPUs.

(iii)
There are no outstanding contractual obligations of European Goldfields or any of its Subsidiaries to repurchase, redeem or otherwise acquire any European Goldfields Shares or any shares of any of its Subsidiaries. No Subsidiary of European Goldfields owns any European Goldfields Shares.

(iv)	No order ceasing or suspending trading in securities of European Goldfields nor prohibiting the sale of such securities has been issued and is outstanding against European Goldfields or its directors, officers or promoters.

(h)
Shareholder and Similar Agreements. European Goldfields is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of European Goldfields or any of its Subsidiaries.

(i)	U.S. Securities Law Matters.

(i)	European Goldfields is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act.

(ii)
There is no class of securities of European Goldfields which is registered pursuant to Section 12 of the Exchange Act, nor is European Goldfields subject to any reporting obligation (whether active or suspended) pursuant to Section 15(d) of the Exchange Act. European Goldfields is not, and has never been, subject to any requirement to register any class of its equity securities pursuant to Subsection 12(g) of the Exchange Act.

(iii)	European Goldfields is not an investment company registered or required to be registered under the U.S. Investment Company Act of 1940, as amended.

(iv)	The European Goldfields Shares have not been traded on any national securities exchange in the United States during the past 12 calendar months, and will not be so traded prior to the Effective Date.

(v)	European Goldfields is not a “shell company” as such term is defined in Rule 405 under the U.S. Securities Act.

(j)	HSR Act. As determined in accordance with the HSR Act and regulations thereunder, European Goldfields and all entities controlled by European Goldfields:

(i)
do not hold assets located in the United States (other than investment assets, voting or nonvoting securities of another person, and assets included pursuant to Section 801.40(d)(2) of the HSR Act) having a total fair market value of over USD$66,000,000; and

(ii)	have not made aggregate sales in or into the United States of over USD$66,000,000 in its most recent complete fiscal year, all within the meaning of the HSR Act.

(k)
Reports.  European Goldfields has filed with all applicable Governmental Entities true and complete copies of the European Goldfields Public Documents that European Goldfields is required to file therewith. European Goldfields Public Documents at the time filed: (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (b) complied in all material respects with the requirements of applicable Securities Laws. European Goldfields has not filed any confidential material change report with any Governmental Entity which at the date hereof remains confidential.

(l)	Financial Statements.

(i)
The audited consolidated financial statements for European Goldfields as at and for each of the fiscal years ended on December 31, 2010, December 31, 2009, and December 31, 2008 including the notes thereto and the reports by European Goldfields’ auditors thereon and the interim consolidated financial statements for European Goldfields for the period ended September 30, 2011 including the notes thereto have been, and all financial statements of European Goldfields which are publicly disseminated by European Goldfields in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with GAAP applied on a basis consistent with prior periods (except in the case of a change in accounting principles) and all applicable Laws and present fairly, in all material respects, the consolidated financial condition and results of operations of European Goldfields and its Subsidiaries as of the respective dates thereof and its results of operations and cash flows for the respective periods covered thereby (except as may be indicated expressly in the notes thereto).  There are no outstanding loans made by European Goldfields or any of its Subsidiaries to any executive officer or director of European Goldfields.

(ii)
The management of European Goldfields has established and maintained a system of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by European Goldfields in its annual filings, interim filings or other reports filed or submitted by it under the applicable Laws imposed by Governmental Entities is recorded, processed, summarized and reported within the time periods specified in such Laws imposed by such Governmental Entities. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by European Goldfields in its annual filings, interim filings or other reports filed or submitted under the applicable Laws imposed by Governmental Entities is accumulated and communicated to European Goldfields’ management, including its chief executive officers and chief financial officers (or Persons performing similar functions), as appropriate to allow timely decisions regarding required disclosure.

(iii)
European Goldfields maintains internal control over financial reporting. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that: (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of European Goldfields and its Subsidiaries; (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of European Goldfields and its Subsidiaries are being made only with Authorizations of management and directors of European Goldfields and its Subsidiaries; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of European Goldfields or its Subsidiaries that could have a material effect on its financial statements. To the knowledge of European Goldfields, as of the date of this Agreement: (x) there are no material weaknesses in the design and implementation or maintenance of internal controls over financial reporting of European Goldfields that are reasonably likely to adversely affect the ability of European Goldfields to record, process, summarize and report financial information; and (y) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of European Goldfields.

(iv)
Since December 31, 2010, neither European Goldfields nor any of its Subsidiaries nor, to European Goldfields’ knowledge, any director, officer, employee, auditor, accountant or representative of European Goldfields or any of its Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of European Goldfields or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that European Goldfields or any of its Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Board.

(m)
Undisclosed Liabilities.  Neither European Goldfields nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for: (a) liabilities and obligations that are specifically presented on the audited balance sheet of European Goldfields as of December 31, 2010 (the “European Goldfields Balance Sheet”) or disclosed in the notes thereto; or (b)

liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2010, that are not and would not, individually or in the aggregate with all other liabilities and obligations of European Goldfields and its Subsidiaries (other than those disclosed on the European Goldfields Balance Sheet and/or in the notes to the European Goldfields financial statements), reasonably be expected to have a European Goldfields Material Adverse Effect or, as a consequence of the consummation of the Arrangement, have a European Goldfields Material Adverse Effect. Without limiting the foregoing, the European Goldfields Balance Sheet reflects reasonable reserves in accordance with GAAP for contingent liabilities relating to pending litigation and other contingent obligations of European Goldfields and its Subsidiaries.

(n)	Interest in Properties and Mineral Rights.

(i)
All of European Goldfields’ and its Subsidiaries’ material real properties (collectively, the “Property”) and all of European Goldfields’ and its Subsidiaries’ material mineral interests and rights (including any material claims, concessions, exploration licences, exploitation licences, prospecting permits, mining leases and mining rights, in each case, either existing under contract, by operation of Law or otherwise) (collectively, the “Mineral Rights”), are set out in Schedule 3.1(n)(i) of the European Goldfields Disclosure Letter.  Other than the Properties and the Mineral Rights set out in Schedule 3.1(n)(i) of the European Goldfields Disclosure Letter, neither European Goldfields nor its Subsidiaries, owns or has any interest in any material real property or any material mineral interests and rights.

(ii)
Except as disclosed in the European Goldfields Public Documents, European Goldfields or one of its Subsidiaries is the sole legal and beneficial owner of all right, title and interest in and to the Property and the Mineral Rights, free and clear of any Liens.

(iii)	All of the Mineral Rights have been properly located and recorded in compliance with applicable Law and are comprised of valid and subsisting mineral claims.

(iv)
The Property and the Mineral Rights are in good standing under applicable Law and all work required to be performed and filed in respect thereof has been performed and filed, all Taxes, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.

(v)	There is no material adverse claim against or challenge to the title to or ownership of the Property or any of the Mineral Rights.

(vi)	European Goldfields or a European Goldfields Material Subsidiary has the exclusive right to deal with the Property and all of the Mineral Rights.

(vii)
Except as disclosed in the European Goldfields Public Documents, no Person other than European Goldfields and the European Goldfields Material Subsidiaries has any interest in the Property or any of the Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest.

(viii)
Except as disclosed in the European Goldfields Public Documents, there are no options, back-in rights, earn-in rights, rights of first refusal or similar provisions or rights which would affect European Goldfields’ or a Subsidiary’s interest in the Property or any of the Mineral Rights.

(ix)
There are no material restrictions on the ability of European Goldfields and its Subsidiaries to use, transfer or exploit the Property or any of the Mineral Rights, except pursuant to the applicable Law.

(x)
Neither European Goldfields nor any of its Subsidiaries has received any notice, whether written or oral, from any Governmental Entity of any revocation or intention to revoke any interest of European Goldfields or a Subsidiary in any of the Property or any of the Mineral Rights.

(xi)
European Goldfields and the European Goldfields Material Subsidiaries have all surface rights, including fee simple estates, leases, easements, rights of way and permits or licences for operations from landowners or Governmental Entities permitting the use of land by European Goldfields and its Subsidiaries, and mineral interests for development and current exploitation of the Property and the Mineral Rights as contemplated in European Goldfields Public Documents filed (and available on SEDAR) on or before the date hereof and no third party or group holds any such rights that are required by European Goldfields to develop and currently exploit the Property or any of the Mineral Rights as contemplated in European Goldfields Public Documents filed (and available on SEDAR) on or before the date hereof.

(xii)
All mines located in or on the lands of European Goldfields or any of its Subsidiaries, or lands pooled or unitized therewith, which have been abandoned by European Goldfields or any of its Subsidiaries, have been abandoned in accordance with good mining practices and in compliance with all applicable Laws, and all future abandonment, remediation and reclamation obligations known to European Goldfields as of the date hereof have been accurately set forth in European

Goldfields Public Documents without omission of information necessary to make the disclosure not misleading

(o)
Mineral Reserves and Resources.  The proven and probable mineral reserves and mineral resources for various Properties and the Mineral Rights in which European Goldfields or its Subsidiaries hold an interest, as set forth in the European Goldfields Public Documents, were prepared in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in all material respects in accordance with all applicable Laws, including the requirements of NI 43-101. There has been no material reduction in the aggregate amount of estimated mineral reserves, estimated mineral resources or mineralized material of European Goldfields, its Subsidiaries and its material joint ventures, taken as a whole, from the amounts set forth in the European Goldfields Public Documents. All information regarding the Property and the Mineral Rights, including all drill results, technical reports and studies, that is required to be disclosed at Law, have been disclosed in the European Goldfields Public Documents on or before the date hereof.

(p)	Operational Matters. Except as would not, individually or in the aggregate, be reasonably expected to result in a European Goldfields Material Adverse Effect:

(i)
all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of European Goldfields, its Subsidiaries and its material joint ventures, have been: (A) duly paid; (B) duly performed; or (C) provided for prior for the date hereof; and

(ii)
all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which European Goldfields or any of its Subsidiaries or material joint ventures is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.

(q)	Employment Matters

(i)
Other than as disclosed in European Goldfields’ management information circular dated April 11, 2011, neither European Goldfields nor any of its Subsidiaries has entered into any written or oral agreement or understanding providing for severance or termination payments to any director, officer or employee in connection with the termination of their position or their employment as a direct result of a change in control of European Goldfields.

(ii)
Except as disclosed in the European Goldfields Public Documents, neither European Goldfields nor any of its Subsidiaries: (i) is a party to any collective bargaining agreement; or (ii) is subject to any application for certification or, to the knowledge of European Goldfields, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement. To the knowledge of European Goldfields, no fact or event exists that is likely to give rise to a change in the representation in this Subsection 3.1(q) on or before the Effective Date.

(iii)
Neither European Goldfields nor any of its Subsidiaries is subject to any material claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of European Goldfields, threatened, or any litigation actual, or to the knowledge of European Goldfields, threatened, relating to employment or termination of employment of employees or independent contractors, except for such claims or litigation which individually or in the aggregate would not be reasonably expected to have a European Goldfields Material Adverse Effect. To the knowledge of European Goldfields, no labour strike, lock-out, slowdown or work stoppage is pending or threatened against or directly affecting European Goldfields, except as would not be reasonably expected to have a European Goldfields Material Adverse Effect.

(iv)
European Goldfields and the European Goldfields Material Subsidiaries have operated in accordance with all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights, labour relations and privacy and there are no current, pending, or to the knowledge of European Goldfields, threatened proceedings before any board or tribunal with respect to any of the areas listed in this Subsection 3.1(q)(iv), except where the failure to so operate would not have a European Goldfields Material Adverse Effect.

(r)	Absence of Certain Changes or Events. Since December 31, 2010:

(i)
other than entering into the Heads of Terms, European Goldfields and the European Goldfields Material Subsidiaries have conducted their respective businesses only in the ordinary course of business and consistent with past practice;

(ii)
no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is reasonably likely to have a European Goldfields Material Adverse Effect has been incurred;

(iii)	there has not been any event, circumstance or occurrence which has had or is reasonably likely to give rise to a European Goldfields Material Adverse Effect;

(iv)	there has not been any change in the accounting practices used by European Goldfields and its Subsidiaries, except as disclosed in the European Goldfields Public Documents;

(v)
except as disclosed in European Goldfields’ management information circular dated April 11, 2011 and except for ordinary course adjustments to employees, there has not been any increase in the salary, bonus, or other remuneration payable to any employees of any of European Goldfields or its Subsidiaries;

(vi)
there has not been any redemption, repurchase or other acquisition of European Goldfields Shares by European Goldfields, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the European Goldfields Shares;

(vii)
there has not been a material change in the level of accounts receivable or payable, inventories or employees, other than those changes in the ordinary course of business consistent with past practice;

(viii)	there has not been any entering into, or an amendment of, any material contract other than in the ordinary course of business consistent with past practice;

(ix)
there has not been any satisfaction or settlement of any material claims or material liabilities that were not reflected in European Goldfields’ audited financial statements, other than the settlement of claims or liabilities incurred in the ordinary course of business consistent with past practice; and

(x)
except for ordinary course adjustments, there has not been any increase in the salary, bonus, or other remuneration payable to any officers or senior or executive officers of European Goldfields or its Subsidiaries.

(s)
Litigation.  Except as disclosed in the European Goldfields Public Documents, there is no claim, action, proceeding or investigation pending or, to the knowledge of European Goldfields, threatened against or relating to European Goldfields or any of the European Goldfields Material Subsidiaries, the business of European Goldfields or any of the European Goldfields Material Subsidiaries or affecting any of their properties, assets, before or by any Governmental Entity which, if adversely determined, would have, or reasonably could be expected to have, a European Goldfields Material Adverse Effect or prevent or materially delay the consummation of the Arrangement, nor to knowledge of European Goldfields are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, proceeding or investigation (provided, however, that the representation in this Subsection 3.1(s) shall not apply to claims, actions, proceedings, or investigations which may arise after the date of this Agreement which do not have a reasonable prospect of succeeding or, if successful, would not give rise to, nor reasonably be expected to give rise to, a European Goldfields Material Adverse Effect). Neither European Goldfields nor any of the European Goldfields Material Subsidiaries is subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have a European Goldfields Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement.

(t)	Taxes.

(i)
Each of European Goldfields and the European Goldfields Material Subsidiaries has duly and in a timely manner made or prepared all Tax Returns required to be made or prepared by it, and duly and in a timely manner filed all Tax Returns required to be filed by it with the appropriate Governmental Entity, such Tax Returns were complete and correct in all material respects and European Goldfields and each of the European Goldfields Material Subsidiaries has paid all Taxes, including instalments on account of Taxes for the current year required by applicable Law, which are due and payable by it whether or not assessed by the appropriate Governmental Entity and European Goldfields has provided adequate accruals in accordance with GAAP in the most recently published financial statements of European Goldfields for any Taxes of European Goldfields and each of the European Goldfields Material Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business.

(ii)
Each of European Goldfields and the European Goldfields Material Subsidiaries has duly and timely withheld all Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the benefit of any Person) and has duly and timely remitted to the appropriate Governmental

Entity such Taxes or other amounts required by Law to be remitted by it.

(iii)
Each of European Goldfields and the European Goldfields Material Subsidiaries has duly and timely collected all amounts on account of any sales, use or transfer Taxes, including goods and services, harmonized sales, provincial and territorial taxes and state and local taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity such amounts required by Law to be remitted by it.

(iv)
None of European Goldfields nor any of the European Goldfields Material Subsidiaries has made, prepared and/or filed any elections, designations or similar filings relating to Taxes or entered into any agreement or other arrangement in respect of Taxes or Tax Returns that has effect for any period ending after the Effective Date.

(v)
There are no proceedings, investigations, audits or claims now pending or threatened against European Goldfields or any of the European Goldfields Material Subsidiaries in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes.

(vi)
None of European Goldfields or European Goldfields Material Subsidiaries has acquired property from a non-arm’s length Person within the meaning of the Tax Act for consideration the value of which is less than fair market value of the property.

(vii)
European Goldfields has made available to Eldorado copies of all Tax Returns for the years 2010 and 2009 and all written communication to or from any Governmental Entity and relating to the Taxes of any of European Goldfields and the European Goldfields Material Subsidiaries, including, but not limited to, any closing agreements under Section 7121 of the Code or any similar provision of state, local or non-U.S. law or any private letter ruling of the Internal Revenue Service or comparable ruling of any other Governmental Entity, to the extent relating to periods or events in respect of which any Governmental Entity may by Law assess or otherwise impose any such tax on European Goldfields or any of the European Goldfields Material Subsidiaries.

(viii)	For the purposes of the Tax Act and any other relevant Tax purposes:

(A)	European Goldfields is solely resident in Canada for the purposes of the Tax Act and any applicable Tax Treaty; and

(B)	Each of the European Goldfields Material Subsidiaries is resident in the jurisdiction in which it was formed, and is not resident in any other country.

(ix)
There are no Liens for Taxes upon any properties or assets of European Goldfields or any of the European Goldfields Material Subsidiaries (other than Liens relating to Taxes not yet due and payable and for which adequate reserves have been recorded on the European Goldfields Balance Sheet.

(x)
The terms and conditions in respect of the European Goldfields Options are such that the holders thereof will be entitled to a 50% deduction under paragraph 110(1)(d) of the Tax Act in respect of any income inclusion on the exercise thereof.

(u)
Books and Records.  The corporate records and minute books of European Goldfields and the European Goldfields Material Subsidiaries have been maintained in accordance with all applicable Laws, and the minute books of European Goldfields and the European Goldfields Material Subsidiaries as provided to Eldorado are complete and accurate in all material respects. The corporate minute books for European Goldfields and the European Goldfields Material Subsidiaries contain minutes of all meetings and resolutions of the directors and securityholders held. The financial books and records and accounts of European Goldfields and the European Goldfields Material Subsidiaries in all material respects: (a) have been maintained in accordance with good business practices and in accordance with GAAP and with the accounting principles generally accepted in the country of domicile of each such entity, on a basis consistent with prior years (except in the case of a change in accounting principles for such jurisdiction); (b) are stated in reasonable detail and, in the case of the European Goldfields Material Subsidiaries, during the period of time when owned by European Goldfields, accurately and fairly reflect the transactions and dispositions of assets of European Goldfields and the European Goldfields Material Subsidiaries; and (c) in the case of the European Goldfields Material Subsidiaries, during the period of time when owned by European Goldfields, accurately and fairly reflect the basis for European Goldfields’ consolidated financial statements.

(v)	Insurance.

(i)
European Goldfields has in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development. All premiums payable prior to the date hereof under such policies of insurance have been paid and neither European Goldfields nor any of the European Goldfields Material Subsidiaries has failed to make a claim thereunder on a timely basis.

(ii)
Each of such policies and other forms of insurance is in full force and effect on the date hereof. No written (or to the knowledge of European Goldfields other) notice of cancellation or termination has been received by European Goldfields or any European Goldfields Material Subsidiaries with respect to any such policy.

(w)
Non-Arm’s Length Transactions.  Except for employment or employment compensation agreements entered into in the ordinary course of business or as disclosed in the European Goldfields Public Documents, there are no current contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by European Goldfields or any of the European Goldfields Material Subsidiaries) between European Goldfields or any of the European Goldfields Material Subsidiaries on the one hand, and any: (a) officer or director of European Goldfields or any of its Subsidiaries; (b) any holder of record or, to the knowledge of European Goldfields, beneficial owner of five percent or more of the voting securities of European Goldfields; or (c) any affiliate or associate of any officer, director or beneficial owner, on the other hand.

(x)	Benefit Plans.

(i)
Schedule 3.1(x) of the European Goldfields Disclosure Letter contains a true and complete list of all material European Goldfields Benefit Plans. Complete copies of all material European Goldfields Benefit Plans including, but not limited to, any material trust instruments, insurance contracts and all amendments thereto have been provided to Eldorado.

(ii)
European Goldfields and its Subsidiaries have no material liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, and there has been no communication to employees by European Goldfields or any of its Subsidiaries which could reasonably be interpreted to promise or guarantee such employees retiree health or life insurance or other retiree death benefits on a permanent basis.

(iii)	No European Goldfields Benefit Plan is a “registered pension plan” as such term is defined in the Tax Act.

(iv)
Each European Goldfields Benefit Plan has been operated in accordance with its terms and any contributions required to be made under each European Goldfields Benefit Plan, as of the date hereof, have been timely made and all obligations in respect of each European Goldfields Benefit Plan have been properly accrued and reflected in the audited consolidated financial statements for European Goldfields as at and for the fiscal year ended on December 31, 2010, including the notes thereto and the report by European Goldfields’ auditors thereon.

(v)
There has been no amendment to, announcement by European Goldfields or any of the European Goldfields Material Subsidiaries relating to, or change in employee participation or coverage under, any European Goldfields Benefit Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year. Neither the execution of this Agreement, nor the consummation of the Arrangement will: (i) entitle any employees of European Goldfields or any of its Subsidiaries to severance pay or any increase in severance pay upon any termination of employment after the date hereof; (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the European Goldfields Benefit Plans; or (iii) limit or restrict the right of European Goldfields or, after the consummation of the Arrangement, Eldorado to merge, amend or terminate any of the European Goldfields Benefit Plans.

(y)	Environmental. Except for any matters that, individually or in the aggregate, would not have or would not reasonably be expected to have a European Goldfields Material Adverse Effect:

(i)	all facilities and operations of European Goldfields and the European Goldfields Material Subsidiaries have been conducted, and are now, in compliance with all Environmental Laws;

(ii)
European Goldfields and the European Goldfields Material Subsidiaries are in possession of, and in compliance with, all Environmental Permits that are required to own, lease and operate the Property and Mineral Rights and to conduct their respective business as they are now being conducted, including the EIS applicable to European Goldfields’ Property and Minerals Rights in Greece;

(iii)
no environmental, reclamation or closure obligation, demand, notice, work order or other liabilities presently exist with respect to any portion of any currently or formerly owned, leased, used or otherwise controlled property, interests and rights or relating to the operations and business of European Goldfields and the European Goldfields Material Subsidiaries and, to the knowledge of European Goldfields, there is no basis for any such obligations, demands, notices, work orders or liabilities to arise in the future as a result of any activity in respect of such property, interests, rights, operations and business;

(iv)
neither European Goldfields nor any of the European Goldfields Material Subsidiaries is subject to any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction or expenditures;

(v)
to the knowledge of European Goldfields, there are no changes in the status, terms or conditions of any Environmental Permits held by European Goldfields or any of the European Goldfields Material Subsidiaries or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such environmental approvals, consents, waivers, permits, orders and exemptions, or any review by, or approval of, any Governmental Entity of such environmental approvals, consents, waivers, permits, orders and exemptions that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business of European Goldfields or any of the European Goldfields Material Subsidiaries following the Effective Date;

(vi)
European Goldfields and the European Goldfields Material Subsidiaries have made available to Eldorado all material audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information with respect to environmental matters; and

(vii)
to the knowledge of European Goldfields, European Goldfields and the European Goldfields Material Subsidiaries are not subject to any past or present fact, condition or circumstance that could reasonably be expected to result in liability under any Environmental Laws that would individually or in the aggregate, constitute a European Goldfields Material Adverse Effect.

(z)
Status of Romanian EIS.  In relation to European Goldfields obtaining approval for its EIS for its Property and Mineral Rights in Greece, European Goldfields has in relation to its Certej project in Romania, submitted a complete EIS to the Romanian authorities on August 2, 2010, which EIS is subject to public consultation and review by the applicable Governmental Entities as required by the ESPOO Convention guidelines, and there is no basis for European Goldfields to believe that such EIS will not receive all applicable approvals of any Governmental Entity.

(aa)
Restrictions on Business Activities.  There is no agreement, judgement, injunction, order or decree binding upon European Goldfields or any European Goldfields Material Subsidiary that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of European Goldfields or any European Goldfields Material Subsidiary, any acquisition of property by European Goldfields or any European Goldfields Material Subsidiary or the conduct of business by European Goldfields or any European Goldfields Material Subsidiary as currently conducted (including following the transaction contemplated by this Agreement) other than such agreements, judgments, injunctions, order or decrees which would not, individually or in the aggregate, reasonably be expected to have a European Goldfields Material Adverse Effect.

(bb)
Material Contracts.  European Goldfields and the European Goldfields Material Subsidiaries have performed in all material respects all respective obligations required to be performed by them to date under any of their respective material contracts. Neither European Goldfields nor any of the European Goldfields Material Subsidiaries is in breach or default under any material contract to which it is a party or bound, nor does European Goldfields have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breaches or defaults would not, individually or in the aggregate, reasonably be expected to result in, or result in, a European Goldfields Material Adverse Effect. Neither European Goldfields nor any European Goldfields Material Subsidiary knows of, or has received written notice of, any breach or default under (nor, to the knowledge of European Goldfields, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such material contract by any other party thereto except where any such violation or default would not, individually or in the aggregate, reasonably be expected to result in, or result in, a European Goldfields Material Adverse Effect. Prior to the date hereof, European Goldfields has made available to Eldorado true and complete copies of all of the material contracts of European Goldfields. All contracts that are material to European Goldfields and its Subsidiaries, taken as a whole, are with European Goldfields or a European Goldfields Material Subsidiary. Such material contracts are legal, valid, binding and in full force and effect and are enforceable by European Goldfields (or a European Goldfields Material Subsidiary, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity) and are the product of fair and arms’ length negotiations between the parties thereto.

(cc)
Relationships with Customers, Suppliers, Distributors and Sales Representatives.  European Goldfields has not received any written (or to the knowledge of European Goldfields other) notice that any customer, supplier, distributor or sales representative intends to cancel, terminate or otherwise modify or not renew its relationship with European Goldfields or any Subsidiary, and, to the knowledge of European Goldfields, no such action has been threatened, which, in either case, individually or in the aggregate, would reasonably be expected to have a European Goldfields Material Adverse Effect.

(dd)
Brokers.  Except for the fees to be paid to Liberum Capital Limited, BMO Nesbitt Burns Inc. and Lazard & Co., Limited pursuant to their respective engagement letters with European Goldfields, a true and complete copies of which have been delivered to Eldorado, none of European Goldfields, any of its Subsidiaries, or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

(ee)	Reporting Issuer Status. As of the date hereof, European Goldfields is a reporting issuer not in default (or the equivalent) under the Securities Laws of each of the Provinces of Canada.

(ff)	Stock Exchange Compliance. European Goldfields is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX and AIM.

(gg)
No Expropriation.  No property or asset of European Goldfields or the European Goldfields Material Subsidiaries (including any Property or Mineral Rights) has been taken or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of European Goldfields, is there any intent or proposal to give any such notice or to commence any such proceeding.

(hh)
Corrupt Practices Legislation.  Neither European Goldfields, its Subsidiaries and affiliates, nor any of their respective officers, directors or employees acting on behalf of European Goldfields or any of its Subsidiaries or affiliates has taken, committed to take or been alleged to have taken any action which would cause European Goldfields or any of its Subsidiaries or affiliates to be in violation of the United States’ Foreign Corrupt Practices Act (and the regulations promulgated thereunder), the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder), the Bribery Act 2010 (United Kingdom) or any applicable Law of similar effect of any other jurisdiction, and to the knowledge of European Goldfields no such action has been taken by any of its agents, representatives or other Persons acting on behalf of European Goldfields or any of its Subsidiaries or affiliates.

(ii)
NGOs and Community Groups.  No material dispute between European Goldfields or any of its Subsidiaries and any non-governmental organization, community, or community group exists or, to the best of European Goldfields’ knowledge, is threatened or imminent with respect to any of European Goldfields’ or any of its Subsidiaries’ properties or exploration activities.

(jj)	Investment Canada Act. European Goldfields has no place of business in Canada, no employees in Canada and no assets in Canada used in carrying on business.

(kk)
Arrangements with Securityholders of Eldorado. Other than the European Goldfields Voting Agreements and this Agreement, European Goldfields does not have any agreement, arrangement or understanding (whether written or oral) with respect to Eldorado or any of its securities, businesses or operations with any shareholder of Eldorado, any interested party of Eldorado or any related party of any interested party of Eldorado, or any joint actor with any such persons (and for this purpose, the terms “interested party”, “related party” and “joint actor” shall have the meaning ascribed to such terms in MI 61-101).

(ll)	Qatari Transactions. The European Goldfields Public Documents contains copies of all executed agreements relating to the Qatari Transactions that are required to be publicly filed by Securities Laws.

3.2	Survival of Representations and Warranties

The representations and warranties of European Goldfields contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF ELDORADO

4.1	Representations and Warranties

Except as disclosed in the Eldorado Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made), Eldorado hereby represents and warrants to European Goldfields as follows, and acknowledges that European Goldfields is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)
Organization and Qualification.  Eldorado is duly incorporated and validly existing under the laws of Canada and has full corporate power and capacity to own its assets and conduct its business as now owned and conducted. Eldorado is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not, individually or in the aggregate, have a Eldorado Material Adverse Effect. True and complete copies of the constating documents of Eldorado have been delivered or made available to European Goldfields, and Eldorado has not taken any action to amend or supersede such documents.

(b)
Authority Relative to this Agreement.  Eldorado has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Eldorado and the consummation by Eldorado of the transactions contemplated by this Agreement have been duly authorized by the board of directors of Eldorado and no other corporate proceedings on the part of Eldorado are necessary to authorize this Agreement, other than Eldorado Shareholder Approval. This Agreement has been duly executed and delivered by Eldorado and constitutes a valid and binding obligation of Eldorado, enforceable by European Goldfields against Eldorado in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)
No Conflict; Required Filings and Consent.  The execution and delivery by Eldorado of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement will not violate, conflict with or result in a breach of any provision of the constating documents of Eldorado or those of any of the Eldorado Material Subsidiaries, and except as would not, individually or in the aggregate, have or reasonably be expected to have a Eldorado Material Adverse Effect, will not: (a) violate, conflict with or result in a breach of: (i) any agreement, contract, indenture, deed of trust, mortgage, bond, instrument, Authorization, licence or permit to which Eldorado or any of the Eldorado Material Subsidiaries is a party or by which Eldorado or any of the Eldorado Material Subsidiaries is bound; or (ii) any Law to which Eldorado or any of the Eldorado Material Subsidiaries is subject or by which Eldorado or any of the Eldorado Material Subsidiaries is bound; (b) give rise to any right of termination, or the acceleration of any indebtedness, under any such agreement, contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit; or (c) give rise to any rights of first refusal or rights of first offer, trigger any change in control or influence provisions or any restriction or limitation under any such agreement, contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit, or result in the imposition of any Lien upon any of Eldorado’s assets or the assets of any of the Eldorado Material Subsidiaries. Other than Eldorado Shareholder Approval and conditional listing approval of the TSX and the NYSE, no Authorization, consent or approval of, or filing with, any Governmental Entity or any court or other authority is necessary on the part of Eldorado for the consummation by Eldorado of its obligations in connection with the Arrangement under this Agreement or for the completion of the Arrangement not to cause or result in any loss of any rights or assets or any interest therein held by Eldorado or any of the Eldorado Material Subsidiaries in any material properties, except for such Authorizations, consents, approvals and filings as to which the failure to obtain or make would not, individually or in the aggregate, prevent or materially delay consummation of the transaction contemplated by this Agreement.

(d)	Subsidiaries. Each Eldorado Material Subsidiary is duly organized and is validly existing under the Laws of its jurisdiction of incorporation or organization, has full corporate power and authority to own its assets and conduct its business as now owned and conducted by it and is duly qualified to carry on business in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not have a Eldorado Material Adverse Effect. Except as disclosed in the Eldorado Public Documents, Eldorado beneficially owns, directly or indirectly, all of the issued and outstanding securities of each of the Eldorado Material Subsidiaries. All of the outstanding shares in the capital of each of the Eldorado Material Subsidiaries owned directly or indirectly by Eldorado that is a corporation are: (i) validly issued and fully-paid and all such shares are owned free and clear of all Liens of any kind or nature whatsoever; and (ii) are free of any other restrictions including any restriction on the right to vote, sell or otherwise dispose of shares. Eldorado does not have any material equity interests, other than (A) its interests in the Eldorado Material Subsidiaries; and (B) as otherwise disclosed in the Eldorado Public Documents.

(e)	Compliance with Laws.

(i)
The operations of Eldorado and the Eldorado Material Subsidiaries have been and are now conducted in compliance with all Laws of each jurisdiction, the Laws of which have been and are now applicable to the operations of Eldorado or of any of the Eldorado Material Subsidiaries of Eldorado and none of Eldorado or any of the Eldorado Material Subsidiaries has received any notice of any alleged violation of any such Laws, other than non-compliance or violations which, individually or in the aggregate, would not have a Eldorado Material Adverse Effect.

(ii)
None of Eldorado or any of its Subsidiaries is in conflict with, or in default (including cross defaults) under or in violation of: (A) its articles or by-laws or equivalent organizational documents; or (B) any agreement or understanding to which it or by which any of its properties or assets is bound or affected, except for failures which, individually or in the aggregate, would not have a Eldorado Material Adverse Effect.

(f)
Eldorado Authorizations.  Eldorado and the Eldorado Material Subsidiaries have obtained all Authorizations necessary for the ownership, operation, development, maintenance, or use of the material assets of Eldorado or its Subsidiaries or otherwise in connection with the material business or operations of Eldorado or its Subsidiaries as currently conducted and such Authorizations are in full force and effect. Eldorado and the Eldorado Material Subsidiaries have fully complied with and are in compliance with all Authorizations, except, in each case, for such non-compliance which, individually or in the aggregate, would not have a Eldorado Material Adverse Effect. There is no action, investigation or proceeding pending or, to the knowledge of Eldorado, threatened regarding any of the Authorizations. None of Eldorado or any of the Eldorado Material Subsidiaries has received any notice, whether written or oral, of revocation or non-renewal of any such Authorizations, or of any intention of any Person to revoke or refuse to renew any of such Authorizations, except in each case, for revocations or non-renewals which, individually or in the aggregate, would not have a Eldorado Material Adverse Effect and, to the knowledge of Eldorado, all such Authorizations continue to be effective in order for Eldorado and the Eldorado Material Subsidiaries to continue to conduct their respective businesses as they are currently being conducted. No Person other than Eldorado or a Eldorado Material Subsidiary thereof owns or has any proprietary, financial or other interest (direct or indirect) in any of the Authorizations.

(g)	Capitalization and Listing.

(i)
The authorized share capital of Eldorado consists of an unlimited number of Eldorado Shares and an unlimited number of convertible non-voting shares (the “Eldorado Non-Voting Shares”). As at December 15, 2011 there were: (A) 551,682,917 Eldorado Shares validly issued and outstanding as fully-paid and non-assessable shares of Eldorado; (B) no Eldorado Non-Voting Shares issued and outstanding; (C) outstanding options providing for the issuance of 8,644,447 Eldorado Shares upon the exercise thereof; and (D) 9,274,605 Eldorado CDIs issued and outstanding. Except for the securities referred to in this Subsection 4.1(g)(i), there are no options, warrants, conversion privileges, calls or other rights, shareholder rights plans, agreements, arrangements, commitments, or obligations of Eldorado or any of its Subsidiaries to issue or sell any shares of Eldorado or of any of its Subsidiaries or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire any shares of Eldorado or any of its Subsidiaries, and, other than deferred share units, restricted share units and restricted performance share units, there are no outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments of Eldorado or any of its Subsidiaries based upon the book value, income or any other attribute of Eldorado or any of its Subsidiaries, and no Person is entitled to any pre-emptive or other similar right granted by Eldorado or any of its Subsidiaries. Eldorado Shares are listed on the TSX and the NYSE, and are not listed or quoted on any other market, and the Eldorado CDIs are listed on the ASX.

(ii)
All Eldorado Shares that may be issued pursuant to the exercise of outstanding Eldorado options will, when issued in accordance with the terms of such securities, be duly authorized, validly issued, fully-paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights.

(iii)
There are no outstanding contractual obligations of Eldorado or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Eldorado Shares or any shares of any of its Subsidiaries. No Subsidiary of Eldorado owns any Eldorado Shares.

(iv)
No order ceasing or suspending trading in securities of Eldorado nor prohibiting the sale of such securities has been issued and is outstanding against Eldorado or, its directors, officers or promoters.

(v)
All Consideration Shares and Option Shares will, when issued in accordance with the terms of the Arrangement or the Replacement Options, as the case may be, be duly authorized, validly issued, fully-paid and non-assessable Eldorado Shares.

(h)
Shareholder and Similar Agreements.  Eldorado is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of Eldorado or any of its Subsidiaries.

(i)
Reports.  Eldorado has filed with all applicable Governmental Entities true and complete copies of Eldorado Public Documents that Eldorado is required to file therewith. Eldorado Public Documents at the time filed: (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (i) complied in all material respects with the requirements of applicable Securities Laws. Eldorado has not filed any confidential material change report with any Governmental Entity which at the date hereof remains confidential.

(j)	Financial Statements.

(i)
The audited consolidated financial statements for Eldorado as at and for each of the fiscal years ended on December 31, 2010, December 31, 2009, and December 31, 2008 including the notes thereto and the report by Eldorado’s auditors thereon and the interim condensed consolidated financial statements for Eldorado for the period ended September 30, 2011 including the notes thereto have been, and all financial statements of Eldorado which are publicly disseminated by Eldorado in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with GAAP applied on a basis consistent with prior periods (except in the case of a change in accounting principles) and all applicable Laws and present fairly, in all material respects, the consolidated financial condition of Eldorado as of the respective dates thereof and its results of operations and cash flows for the respective periods covered thereby (except as may be indicated expressly in the notes thereto). There are no outstanding loans made by Eldorado or any of its Subsidiaries to any executive officer or director of Eldorado.

(ii)
The management of Eldorado has established and maintained a system of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by Eldorado in its annual filings, interim filings or other reports filed or submitted by it under the applicable Laws imposed by Governmental Entities is recorded, processed, summarized and reported within the time periods specified in such Laws imposed by such Governmental Entities. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by Eldorado in its annual filings, interim filings or other reports filed or submitted under the applicable Laws imposed by Governmental Entities is accumulated and communicated to Eldorado’s management, including its chief executive officers and chief financial officers (or Persons performing similar functions), as appropriate to allow timely decisions regarding required disclosure.

(iii)
Eldorado maintains internal control over financial reporting. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that: (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Eldorado and its Subsidiaries; (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Eldorado and its Subsidiaries are being made only with Authorizations of management and directors of Eldorado and its Subsidiaries, as applicable; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition or disposition of the assets of Eldorado or its Subsidiaries that could have a material effect on its financial statements. To the knowledge of Eldorado and other than as disclosed to European Goldfields: (x) as at December 31, 2010, the date of Eldorado’s last report on internal controls over financial reporting, there are no material weaknesses in the design and implementation or maintenance of internal controls over financial reporting of Eldorado that are reasonably likely to adversely affect the ability of Eldorado to record, process, summarize and report financial information; (y) since December 31, 2010, there have been no changes in Eldorado’s internal controls over financial reporting; and (z) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Eldorado.

(iv)
Since December 31, 2010, neither Eldorado nor any of its Subsidiaries nor, to Eldorado’s knowledge, any director, officer, employee, auditor, accountant or representative of Eldorado or any of its Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Eldorado or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that Eldorado or any of its Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Board, or has not been disclosed to European Goldfields.

(k)
Undisclosed Liabilities.  Except as disclosed in the Eldorado Public Documents, neither Eldorado nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for: (i) liabilities and obligations that are specifically presented on the audited balance sheet of Eldorado as of December 31, 2010 (the “Eldorado Balance Sheet”) or disclosed in the notes thereto; or (ii) liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2010, that are not and would not, individually or in the aggregate with all other liabilities and obligations of Eldorado and its Subsidiaries (other than those disclosed on the Eldorado Balance Sheet and/or the notes to the Eldorado financial statements), reasonably be expected to have a Eldorado Material Adverse Effect or, as a consequence of the consummation of the Arrangement, have a Eldorado Material Adverse Effect. Without limiting the foregoing, the Eldorado Balance Sheet reflects reasonable reserves in accordance with GAAP for contingent liabilities relating to pending litigation and other contingent obligations of Eldorado and its Subsidiaries.

(l)	Interest in Properties and Mineral Rights.

(i)
All of Eldorado’s and its Subsidiaries’ material real properties (collectively, the “Eldorado Property”) and all of Eldorado’s and its Subsidiaries’ material mineral interests and rights (including any material claims, concessions, exploration licences, exploitation licences, prospecting permits, mining leases and mining rights, in each case, either existing under contract, by operation of Law or otherwise) (collectively, the “Eldorado Mineral Rights”), are accurately set forth in the Eldorado Public Documents. Other than the Eldorado

Properties and the Eldorado Mineral Rights set out in the Eldorado Public Documents, neither Eldorado nor its Subsidiaries, owns or has any interest in any material real property or any material mineral interests and rights.

(ii)
Except as set forth in the Eldorado Public Documents, Eldorado or a Eldorado Material Subsidiary is the sole legal and beneficial owner of all right, title and interest in and to the Eldorado Property and the Eldorado Mineral Rights, free and clear of any Liens.

(iii)	All of the Eldorado Mineral Rights have been properly located and recorded in compliance with applicable Law and are comprised of valid and subsisting mineral claims.

(iv)
The Eldorado Property and the Eldorado Mineral Rights are in good standing under applicable Law and all work required to be performed and filed in respect thereof has been performed and filed, all Taxes, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.

(v)	There is no material adverse claim against or challenge to the title to or ownership of the Eldorado Property or any of the Eldorado Mineral Rights.

(vi)	Eldorado or a Eldorado Material Subsidiary has the exclusive right to deal with the Eldorado Property and all of the Eldorado Mineral Rights.

(vii)
Except as set forth in the Eldorado Public Documents, no Person other than Eldorado and the Eldorado Material Subsidiaries has any interest in the Eldorado Property or any of the Eldorado Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest.

(viii)
Except as set forth in the Eldorado Public Documents, there are no back-in rights, earn-in rights, rights of first refusal or similar provisions or rights which would affect Eldorado’s or a Subsidiary’s interest in the Eldorado Property or any of the Eldorado Mineral Rights.

(ix)
There are no material restrictions on the ability of Eldorado and its Subsidiaries to use, transfer or exploit the Eldorado Property or any of the Eldorado Mineral Rights, except pursuant to the applicable Law.

(x)	Neither Eldorado nor any of its Subsidiaries has received any notice, whether written or oral, from any Governmental Entity of any revocation or intention to revoke any interest of

Eldorado or a Subsidiary in any of the Eldorado Property or any of the Eldorado Mineral Rights.

(xi)
Eldorado and the Eldorado Material Subsidiaries have all surface rights, including fee simple estates, leases, easements, rights of way and permits or licences for operations from landowners or Governmental Entities permitting the use of land by Eldorado and its Subsidiaries, and mineral interests that are required to exploit the development potential of the Eldorado Property and the Eldorado Mineral Rights as contemplated in Eldorado Public Documents filed (and available on SEDAR) on or before the date hereof and no third party or group holds any such rights that would be required by Eldorado to develop the Eldorado Property or any of the Eldorado Mineral Rights as contemplated in Eldorado Public Documents filed (and available on SEDAR) on or before the date hereof.

(xii)
All mines located in or on the lands of Eldorado or any of its Subsidiaries, or lands pooled or unitized therewith, which have been abandoned by Eldorado or any of its Subsidiaries, have been abandoned in accordance with good mining practices and in compliance with all applicable Laws, and all future abandonment, remediation and reclamation obligations known to Eldorado as of the date hereof have been accurately set forth in Eldorado Public Documents without omission of information necessary to make the disclosure not misleading

(m)
Mineral Reserves and Resources.  The proven and probable mineral reserves and mineral resources for various Eldorado Properties and the Eldorado Mineral Rights were prepared in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in all material respects in accordance with all applicable Laws, including the requirements of NI 43-101. There has been no material reduction in the aggregate amount of estimated mineral reserves, estimated mineral resources or mineralized material of Eldorado, its Subsidiaries and its material joint ventures, taken as a whole, from the amounts set forth in Eldorado Public Documents. All information regarding the Eldorado Property and the Eldorado Mineral Rights, including all drill results, technical reports and studies, that is required to be disclosed at Law, have been disclosed in Eldorado Public Documents on or before the date hereof.

(n)	Operational Matters. Except as would not, individually or in the aggregate, be reasonably expected to result in a Eldorado Material Adverse Effect:

(i)	all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of Eldorado, its Subsidiaries and its material joint ventures, have been: (i) duly paid or accrued; (ii) duly performed; or (iii) provided for prior for the date hereof; and

(ii)
all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which Eldorado or any of its Subsidiaries or material joint ventures is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.

(o)	Employment Matters.

(i)
Except in the ordinary course of business, neither Eldorado nor any of its Subsidiaries: (i) is a party to any collective bargaining agreement; or (ii) is subject to any application for certification or, to the knowledge of Eldorado, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement. To the knowledge of Eldorado, no fact or event exists that is likely to give rise to a change in the representation in this Subsection 4.1(o) on or before the Effective Date.

(ii)
Neither Eldorado nor any of its Subsidiaries is subject to any material claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of Eldorado, threatened, or any litigation actual, or to the knowledge of Eldorado, threatened, relating to employment or termination of employment of employees or independent contractors, except for such claims or litigation which individually or in the aggregate would not be reasonably expected to have a Eldorado Material Adverse Effect. To the knowledge of Eldorado, no labour strike, lock-out, slowdown or work stoppage is pending or threatened against or directly affecting Eldorado, except as would not be reasonably be expected to have a Eldorado Material Adverse Effect.

(iii)
Eldorado and the Eldorado Material Subsidiaries have operated in accordance with all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights, labour relations and privacy and there are no current, pending, or to the knowledge of Eldorado, threatened proceedings before any board or tribunal with respect to any of the areas listed herein, except where the failure to so operate would not have a Eldorado Material Adverse Effect.

(p)	Absence of Certain Changes or Events. Since December 31, 2010:

(i)	Eldorado and the Eldorado Material Subsidiaries have conducted their respective businesses only in the ordinary course of business and consistent with past practice;

(ii)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is reasonably likely to have a Eldorado Material Adverse Effect has been incurred;

(iii)	there has not been any event, circumstance or occurrence which has had or is reasonably likely to give rise to a Eldorado Material Adverse Effect; and

(iv)	there has not been any change in the accounting practices used by Eldorado and its Subsidiaries, except as disclosed in the Eldorado Public Documents.

(q)
Litigation.  There is no claim, action, proceeding or investigation pending or, to the knowledge of Eldorado, threatened against or relating to Eldorado or any of the Eldorado Material Subsidiaries, the business of Eldorado or any of the Eldorado Material Subsidiaries or affecting any of their properties, assets, before or by any Governmental Entity which, if adversely determined, would have, or reasonably could be expected to have, a Eldorado Material Adverse Effect or prevent or materially delay the consummation of the Arrangement, nor to knowledge of Eldorado are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, proceeding or investigation (provided, however, that the representation in this Subsection 4.1(q) shall not apply to claims, actions, proceedings, or investigations which may arise after the date of this Agreement which do not have a reasonable prospect of succeeding or, if successful, would not give rise to, nor reasonably be expected to give rise to, a Eldorado Material Adverse Effect). Neither Eldorado nor any of the Eldorado Material Subsidiaries is subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have a Eldorado Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement.

(r)	Taxes.

(i)
Each of Eldorado and the Eldorado Material Subsidiaries has duly and in a timely manner made or prepared all Tax Returns required to be made or prepared by it, and duly and in a timely manner filed all material Tax Returns required to be filed by it with the appropriate Governmental Entity, such Tax Returns were complete and correct in all material respects and Eldorado and each of the Eldorado Material Subsidiaries has paid all Taxes, including instalments on account of Taxes for the current year required by applicable Law, which are due and payable by it whether or not assessed by the appropriate Governmental Entity and Eldorado has provided adequate accruals in accordance with GAAP in the most recently published financial statements of Eldorado for any Taxes of Eldorado and each of the Eldorado Material Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any material Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business.

(ii)
Each of Eldorado and the Eldorado Material Subsidiaries has duly and timely withheld all Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the benefit of any Person) and has duly and timely remitted to the appropriate Governmental Entity such Taxes or other amounts required by Law to be remitted by it.

(iii)
Each of Eldorado and the Eldorado Material Subsidiaries has duly and timely collected all amounts on account of any sales, use or transfer Taxes, including goods and services, harmonized sales, provincial and territorial taxes and state and local taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity such amounts required by Law to be remitted by it.

(iv)
Except as disclosed in the Eldorado Public Documents, there are no proceedings, investigations, audits or claims now pending or threatened against Eldorado or any of the Eldorado Material Subsidiaries in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes.

(v)	For the purposes of the Tax Act and any other relevant Tax purposes:

(A)	Eldorado is a taxable Canadian corporation;

(B)	each of the Eldorado Material Subsidiaries is resident in the jurisdiction in which it was formed, and is not resident in any other country; and

(vi)	there are no Liens for Taxes upon any properties or assets of Eldorado or any of the Eldorado Material Subsidiaries (other than Liens relating to Taxes not yet due and payable and for which adequate reserves have been recorded on the Eldorado Balance Sheet).

(s)
Books and Records.  The corporate records and minute books of Eldorado and the Eldorado Material Subsidiaries have been maintained in accordance with all applicable Laws, and the minute books of Eldorado and the Eldorado Material Subsidiaries as provided to Eldorado are complete and accurate in all material respects.  The corporate minute books for Eldorado and the Eldorado Material Subsidiaries contain minutes of all meetings and resolutions of the directors and securityholders held. The financial books and records and accounts of Eldorado and the Eldorado Material Subsidiaries in all material respects: (a) have been maintained in accordance with good business practices and in accordance with GAAP and with the accounting principles generally accepted in the country of domicile of each such entity, on a basis consistent with prior years (except in the case of a change in accounting principes for such jurisdiction); (b) are stated in reasonable detail and, in the case of the Eldorado Material Subsidiaries, during the period of time when owned by Eldorado, accurately and fairly reflect the transactions and dispositions of assets of Eldorado and the Eldorado Material Subsidiaries; and (c) in the case of the Eldorado Material Subsidiaries, during the period of time when owned by Eldorado, accurately and fairly reflect the basis for Eldorado’s consolidated financial statements.

(t)	Insurance.

(i)
Eldorado has in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development. All premiums payable prior to the date hereof under such policies of insurance have been paid and neither Eldorado nor any of the Eldorado Material Subsidiaries has failed to make a claim thereunder on a timely basis.

(ii)
Each of such policies and other forms of insurance is in full force and effect on the date hereof and Eldorado will use reasonable commercial efforts to keep them in full force and effect or renew them as appropriate through the Effective Date. No written (or to the knowledge of Eldorado other) notice of cancellation or termination has been received by Eldorado or any Eldorado Material Subsidiary with respect to any such policy.

(u)
Non-Arm’s Length Transactions.  Except for employment or employment compensation agreements entered into in the ordinary course of business, there are no current contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by Eldorado or any of the Eldorado Material Subsidiaries) between Eldorado or any of the Eldorado Material Subsidiaries on the one hand, and any (i) officer or director of Eldorado or any of the Eldorado Material Subsidiaries, (ii) any holder of record or, to the knowledge of Eldorado, beneficial owner of five percent or more of the voting securities of Eldorado, or (iii) any affiliate or associate of any officer, director or beneficial owner, on the other hand.

(v)
Benefit Plans.  Each Eldorado Benefit Plan has been operated in accordance with its terms and any contributions required to be made under each Eldorado Benefit Plan, as of the date hereof, have been timely made and all obligations in respect of each Eldorado Benefit Plan have been properly accrued and reflected in the audited consolidated financial statements for Eldorado as at and for the fiscal year ended on December 31, 2010, including the notes thereto and the report by Eldorado’s auditors thereon.

(w)
Environmental.  Except for any matters that, individually or in the aggregate, would not have or would not reasonably be expected to have a Eldorado Material Adverse Effect or as disclosed to European Goldfields:

(i)	all facilities and operations of Eldorado and the Eldorado Material Subsidiaries have been conducted, and are now, in compliance with all Environmental Laws;

(ii)
Eldorado and the Eldorado Material Subsidiaries are in possession of, and in compliance with, all Environmental Permits that are required to own, lease and operate the Property and Mineral Rights and to conduct their respective business as they are now being conducted or planned to be conducted;

(iii)
no environmental, reclamation or closure obligation, demand, notice, work order or other liabilities presently exist with respect to any portion of any currently or formerly owned, leased, used or otherwise controlled property, interests and rights or relating to the operations and business of Eldorado and the Eldorado Material Subsidiaries and, to the knowledge of Eldorado, there is no basis for any such obligations, demands, notices, work orders or liabilities to arise in the future as a result of any activity in respect of such property, interests, rights, operations and business;

(iv)
neither Eldorado nor any of the Eldorado Material Subsidiaries is subject to any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction or expenditures;

(v)
to the knowledge of Eldorado, there are no changes in the status, terms or conditions of any Environmental Permits held by Eldorado or any of the Eldorado Material Subsidiaries or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such environmental approvals, consents, waivers, permits, orders and exemptions, or any review by, or approval of, any Governmental Entity of such environmental approvals, consents, waivers, permits, orders and exemptions that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business of Eldorado or any of the Eldorado Material Subsidiaries following the Effective Date;

(vi)
Eldorado and the Eldorado Material Subsidiaries have made available to European Goldfields all material audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information with respect to environmental matters; and

(vii)
to the knowledge of Eldorado, Eldorado and the Eldorado Material Subsidiaries are not subject to any past or present fact, condition or circumstance that could reasonably be expected to result in liability under any Environmental Laws that would individually or in the aggregate, constitute a Eldorado Material Adverse Effect.

(x)	Status of Operating Permit and EIS. In relation to Eldorado obtaining approval for an Operating Permit and an EIS in relation to its Property and Mineral Rights in Turkey:

(i)	in relation to its Property and Mineral Rights for Efemcukuru, received its Trial Permit on June 13, 2011; and

(ii)	in relation to its Property and Mineral Rights for Kisladag, intends to submit a complete supplementary EIS to the Turkish authorities for the Kisladag Phase IV expansion of operations,

and there is no basis for Eldorado to believe that such Operating Permit and EIS will not receive all applicable approvals of any Governmental Entity.

(y)
Restrictions on Business Activities.  There is no agreement, judgement, injunction, order or decree binding upon Eldorado or any Eldorado Material Subsidiary that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of Eldorado or any Eldorado Material Subsidiary, any acquisition of property by Eldorado or any Eldorado Material Subsidiary or the conduct of business by Eldorado or any Eldorado Material Subsidiary as currently conducted (including following the transaction contemplated by this Agreement) other than such agreement s, judgments, injunctions, orders or decrees which would not, individually or in the aggregate, reasonably be expected to have a Eldorado Material Adverse Effect.

(z)
Material Contracts.  Eldorado and the Eldorado Material Subsidiaries have performed in all material respects all respective obligations required to be performed by them to date under any material contracts to which any of them is a party. Neither Eldorado nor any of the Eldorado Material Subsidiaries is in breach or default under any material contract to which it is a party or bound, nor does Eldorado have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breaches or defaults would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Eldorado Material Adverse Effect. Neither Eldorado nor any Eldorado Material Subsidiary of Eldorado knows of, or has received written notice of, any breach or default under (nor, to the knowledge of Eldorado, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such material contract by any other party thereto except where any such violation or default would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Eldorado Material Adverse Effect. Prior to the date hereof, Eldorado has made available to European Goldfields true and complete copies of all of the material contracts of Eldorado. All material contracts are legal, valid, binding and in full force and effect and are enforceable by Eldorado (or a Eldorado Material Subsidiary, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity) and are the product of fair and arms’ length negotiations between the parties thereto.

(aa)
Relationships with Customers, Suppliers, Distributors and Sales Representatives.  Eldorado has not received any written (or to the knowledge of Eldorado other) notice that any customer, supplier, distributor or sales representative intends to cancel, terminate or otherwise modify or not renew its relationship with Eldorado or any Eldorado Material Subsidiary, and, to the knowledge of Eldorado, no such action has been threatened, which, in either case, individually or in the aggregate, would reasonably be expected to have a Eldorado Material Adverse Effect.

(bb)
Brokers.  Except for the fees to be paid to GMP Securities L.P. and Merrill Lynch Canada Inc. pursuant to their engagement letters with Eldorado, none of Eldorado, any of the Eldorado Material Subsidiaries, or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

(cc)	Reporting Issuer Status. As of the date hereof, Eldorado is a reporting issuer not in default (or the equivalent) under the Securities Laws of each of the Provinces of Canada.

(dd)	Stock Exchange Compliance. Eldorado is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX, the NYSE and the ASX.

(ee)
No Expropriation.  No property or asset of Eldorado or the Eldorado Material Subsidiaries (including any Eldorado Property or Eldorado Mineral Rights) has been taken or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of Eldorado, is there any intent or proposal to give any such notice or to commence any such proceeding.

(ff)
Corrupt Practices Legislation.  Neither Eldorado, its Subsidiaries and affiliates, nor any of their respective officers, directors or employees acting on behalf of Eldorado or any of its Subsidiaries or affiliates has taken, committed to take or been alleged to have taken any action which would cause Eldorado or any of its Subsidiaries or affiliates to be in violation of the United States’ Foreign Corrupt Practices Act (and the regulations promulgated thereunder), the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder) or any applicable Law of similar effect of another jurisdiction, and to the knowledge of Eldorado, no such action has been taken by any of its agents, representatives or other Persons acting on behalf of Eldorado or any of its Subsidiaries or affiliates.

(gg)
NGOs and Community Groups.  No material dispute between Eldorado or any of its Subsidiaries and any non-governmental organization, community, or community group exists or, to the best of Eldorado’s knowledge, is threatened or imminent with respect to any of Eldorado’s or any of its Subsidiaries’ properties or exploration activities.

(hh)	European Goldfields Shares. Eldorado does not have legal or beneficial ownership, control or direction over any European Goldfields Shares, other than pursuant to the BlackRock Agreement.

(ii)
Arrangements with Securityholders of European Goldfields. Other than the Eldorado Voting Agreements and this Agreement, Eldorado does not have any agreement, arrangement or understanding (whether written or oral) with respect to European Goldfields or any of its securities, businesses or operations with any shareholder of European Goldfields, any interested party of European Goldfields or any related party of any interested party of European Goldfields, or any joint actor with any such persons (and for this purpose, the terms “interested party”, “related party” and “joint actor” shall have the meaning ascribed to such terms in MI 61-101).

4.2	Survival of Representations and Warranties

The representations and warranties of Eldorado contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5
COVENANTS

5.1	Covenants of European Goldfields Regarding the Conduct of Business

European Goldfields covenants and agrees that prior to the Effective Date, unless Eldorado shall otherwise agree in writing or as otherwise expressly contemplated or permitted by this Agreement:

(a)
European Goldfields shall, and shall cause each of its Subsidiaries to, conduct its and their respective businesses only in, not take any action except in, and maintain their respective facilities, in the ordinary course of business consistent with past practice and to use commercially reasonable efforts to preserve intact its and their present business organization and goodwill, to preserve intact European Goldfields, its Property and Mineral Rights, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships consistent with past practice with suppliers, distributors, employees, Governmental Entities and others having business relationships with them, provided, however, that, Eldorado shall not unreasonably withhold its consent for the disposition or transfer of a non-material Property or Mineral Right;

(b)	without limiting the generality of Subsection 5.1(a), European Goldfields shall not, directly or indirectly, and shall cause each of its Subsidiaries not to:

(i)
issue, sell, grant, award, pledge, dispose of, encumber or agree to issue, sell, grant, award, pledge, dispose of or encumber any European Goldfields Shares, any European Goldfields Options or any warrants, calls, conversion privileges or rights of any kind to acquire any European Goldfields Shares or other securities or any shares of its Subsidiaries, other than in the ordinary course of business consistent with past practice and in accordance with the European Goldfields Option Plan, European Goldfields RSU Plan and the European Goldfields DPU Plan or the European Goldfields Joe Plan or pursuant to the terms of existing European Goldfields Options, European Goldfields RSUs, European Goldfields DPUs or joint owned equity awards pursuant to the European Goldfields JOE Plan (and any loans related thereto) outstanding as at the date hereof;

(ii)
other than in the ordinary course of business, sell, pledge, lease, dispose of, mortgage, licence, encumber or agree to sell, pledge, dispose of, mortgage, licence, encumber or otherwise transfer any assets of European Goldfields or any of its Subsidiaries or any interest in any assets of European

Goldfields and its Subsidiaries having a value greater than $5 million in the aggregate;

(iii)
sell, pledge, lease, dispose of, mortgage, licence, encumber or agree to sell, pledge, dispose of, mortgage, licence, encumber or otherwise transfer any Property or Mineral Rights of European Goldfields or any of its Subsidiaries or any interest in any Property or Mineral Rights of European Goldfields and its Subsidiaries;

(iv)
enter into any long-term sale, forward sale, off-take, royalty or hedging agreement with respect to any commodities extracted from any Property or Mineral Right of European Goldfields, other than sales of zinc or lead in the ordinary course of business from European Goldfields’ Stratoni project;

(v)	amend or propose to amend the articles, by-laws or other constating documents or the terms of any securities of European Goldfields or any of its Subsidiaries;

(vi)	split, combine or reclassify any outstanding European Goldfields Shares or the securities of any of its Subsidiaries;

(vii)	redeem, purchase or offer to purchase any European Goldfields Shares or other securities of European Goldfields or any shares or other securities of its Subsidiaries;

(viii)
declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any European Goldfields Shares except, in the case of any of European Goldfields’ wholly-owned Subsidiaries, for dividends payable to European Goldfields;

(ix)	reorganize, amalgamate or merge European Goldfields or any of its Subsidiaries with any other Person;

(x)	reduce the stated capital of the shares of European Goldfields or of any of its Subsidiaries;

(xi)
other than cash management investments made in accordance with European Goldfields’ existing cash management policies and practices, or acquisitions or investments made in accordance with the European Goldfields Budget, acquire or agree to acquire (by merger, amalgamation, acquisition of shares or assets or otherwise) any Person, or make any investment either by purchase of shares or securities, contributions of capital (other than to wholly-owned Subsidiaries), property transfer or purchase of any property or assets of any other Person that has a value greater than $5 million in the aggregate;

(xii)
except in the ordinary course of business consistent with past practice, incur, create, assume or otherwise become liable for any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities, except for the borrowing of working capital in the ordinary course of business and consistent with past practice, or guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other Person or make any loans or advances;

(xiii)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of European Goldfields or any of its Subsidiaries;

(xiv)
pay, discharge, settle, satisfy, compromise, waive, assign or release any claims, liabilities or obligations other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in European Goldfields’ financial statements or incurred in the ordinary course of business consistent with past practice;

(xv)	authorize, recommend or propose any release or relinquishment of any contractual right, except in the ordinary course of business consistent with past practice;

(xvi)
waive, release, grant, transfer, exercise, modify or amend in any material respect, other than in the ordinary course of the business consistent with past practice, (i) any existing contractual rights in respect of any Mineral Rights or Properties, (ii) any material Authorization, lease, concession, contract or other document, or (iii) any other material legal rights or claims;

(xvii)
Waive, release, grant or transfer any rights of value or modify or change in any material respect any existing licence, lease, contract or other document, other than in the ordinary course of business consistent with past practice;

(xviii)
take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits necessary to conduct its businesses as now conducted; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities;

(xix)	incur business expenses other than: (A) in accordance with the European Goldfields Budget; or (B) otherwise in the ordinary course and consistent with past practice;

(xx)
take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of European Goldfields to consummate the Arrangement or the other transactions contemplated by this Agreement, other than in connection with a Pre-Acquisition Reorganization;

(xxi)
increase the benefits payable or to become payable to its directors or officers (whether from European Goldfields or any of its Subsidiaries), enter into or modify any employment, severance, or similar agreements or arrangements with, or grant any bonuses, salary increases, severance or termination pay to, any officers of European Goldfields or member of the European Goldfields Board other than pursuant to agreements already entered into and which agreements are disclosed in European Goldfields Public Documents; or

(xxii)
in the case of employees who are not officers of European Goldfields or members of the European Goldfields Board, take any action other than in the ordinary course of business and consistent with past practice (none of which actions shall be unreasonable or unusual) with respect to the grant of any bonuses, salary increases, severance or termination pay or with respect to any increase of benefits payable in effect on the date hereof;

provided, however, that, except as set out in Subsection 5.2(h), nothing in this Agreement shall restrict European Goldfields from pursuing the Qatari Transactions and all related matters thereto; and provided further that European Goldfields shall not have any obligations or liabilities in connection with the Qatari Transactions or any related matters thereto that survive completion of the Arrangement, other than the payment of the Qatari Break Fee and the Heads of Terms.

(c)
Other than pursuant to the Plan of Arrangement, European Goldfields shall not, and shall cause each of its Subsidiaries not to, establish, adopt, enter into, amend or waive any performance or vesting criteria or accelerate vesting (other than in respect of any unvested European Goldfields Options, European Goldfields RSUs, joint owned equity awards under the European Goldfields JOE Plan and certain European Goldfields DPUs that are disclosed in Schedule 3.1(c)(ii) of the European Goldfields Disclosure Letter, the vesting of which may be accelerated), exercisability or funding under any bonus, profit sharing, thrift, incentive, compensation, stock option, restricted stock, pension, retirement, deferred compensation, savings, welfare, employment, termination, severance or other employee benefit plan, agreement, trust, fund, policy or arrangement for the benefit or welfare of any directors, officers, current or former employees of European Goldfields or its Subsidiaries;

(d)
European Goldfields shall use all reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(e)
European Goldfields shall use its commercially reasonable best efforts to maintain and preserve each of its Mineral Rights and Properties in good standing and maintain, preserve and keep in good standing all of its rights under each of its Authorizations;

(f)
European Goldfields shall use all reasonable commercial efforts to advance the approval of the EIS in relation to its Certej project in Romania and to obtain all applicable licenses and permits relating to the current operations or future development of its Stratoni, Skouries and Olympias projects;

(g)	European Goldfields shall:

(i)
not take any action, or permit any of its Subsidiaries to take any action, which would render, or which reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect;

(ii)
provide Eldorado with prompt written notice of: (A) any change (or any condition, event, circumstance or development involving a prospective change) in the business, assets, operations, capitalization, condition (financial or otherwise), prospects, share or debt ownership, results of operations, cash flows, properties (including the Property and Mineral Rights), articles, by-laws, licenses, permits (including Authorizations), rights, or privileges, whether contractual or otherwise, or liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), of European Goldfields or any of its Subsidiaries which, when considered either individually or in the aggregate, has resulted in or would reasonably be expected to result in a European Goldfields Material Adverse Effect; (B) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would or would be likely to (x) cause any of the representations of European Goldfields contained herein to be untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or European Goldfields Material Adverse Effect qualification already contained within such representation or warranty) in any material respect; or (y) result in the failure in any material respect of European Goldfields to comply with or satisfy any covenant, condition or agreement (without giving effect to, applying or taking into consideration any qualification already contained in such covenant, condition or agreement) to be complied with or satisfied prior to the Effective Time;

(iii)
not enter into or renew any agreement, contract, lease, licence or other binding obligation of European Goldfields or its Subsidiaries: (A) containing (1) any limitation or restriction on the ability of European Goldfields or its Subsidiaries or, following completion of the transactions contemplated hereby, the ability of Eldorado or its Subsidiaries, to engage in any type of activity or business, (2) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of European Goldfields or its Subsidiaries or, following consummation of the transactions contemplated hereby, all or any portion of the business of Eldorado or its Subsidiaries, is or would be conducted, or (3) any limit or restriction on the ability of European Goldfields or its Subsidiaries or, following completion of the transactions contemplated hereby, the ability of Eldorado or its Subsidiaries, to solicit customers or employees; or (B) that would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated by this Agreement;

(iv)
except in accordance with the European Goldfields Budget, not enter into or renew any agreement, contract, lease, licence or other binding obligation of European Goldfields or its Subsidiaries that is not terminable within 30 days of the Effective Date without payment by Eldorado or its Subsidiaries that involves or would reasonably be expected to involve payments in excess of $5 million in the aggregate over the term of the contract;

(v)
except in accordance with the European Goldfields Budget, not incur any capital expenditures or enter into any agreement obligating European Goldfields or its Subsidiaries to provide for future capital expenditures involving payments in excess of $5 million in the aggregate; and

(vi)	not enter into any shareholder rights agreement;

(h)	European Goldfields and each of its Subsidiaries shall:

(i)	duly and timely file all Tax Returns required to be filed by it on or after the date hereof and all such Tax Returns will be true, complete and correct in all respects;

(ii)	timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable;

(iii)	not make or rescind any material express or deemed election relating to Taxes;

(iv)	not make a new request for a Tax ruling or enter into any agreement with any taxing authorities or consent to any extension or waiver of any limitation period with respect to Taxes;

(v)	not settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; and

(vi)
not amend any Tax Return or change any of its methods of reporting income, deductions or accounting for income Tax purposes from those employed in the preparation of its income Tax Return for the tax year ended December 31, 2010, except as may be required by applicable Laws;

(i)
European Goldfields shall not initiate any material discussions, negotiations or filings with any Governmental Entity regarding any matter (including with respect to the Arrangement or the transactions contemplated by this Agreement or regarding the status of the Property or the Mineral Rights), except for any material discussions, negotiations or filings required to comply with Subsection 5.1(f),  without the prior consent of Eldorado, such consent not to be unreasonably withheld, and further agrees to provide Eldorado with immediate notice of any material communication (whether oral or written) from a Governmental Entity, including a copy of any written communication;

(j)
European Goldfields shall immediately notify Eldorado of any opposition, concerns or threats raised or brought by non-governmental organizations, communities or community organizations in respect of European Goldfields’ current or planned operations; and

(k)
European Goldfields shall not authorize or propose, or enter into or modify any contract, agreement, commitment or arrangement, to do any of the matters prohibited by the other Subsections of this Section 5.1.

5.2	Covenants of European Goldfields Relating to the Arrangement

European Goldfields shall and shall cause its Subsidiaries to perform all obligations required to be performed by European Goldfields or any of its Subsidiaries under this Agreement, co-operate with Eldorado in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective the transactions contemplated in this Agreement and, without limiting the generality of the foregoing or the obligations in Section 2.5 of this Agreement, European Goldfields shall and, where applicable, shall cause its Subsidiaries to:

(a)
use its commercially reasonable efforts to obtain and assist Eldorado in obtaining all required Regulatory Approvals, including, for greater certainty, supply such information and documents to Eldorado as is reasonably required to determine what Regulatory Approvals may be required.  If the Parties have determined that a Foreign Antitrust Filing is required, European Goldfields shall file as soon as reasonably practicable with a Governmental Entity any notices, applications, submissions or other documents or information required.  Without limiting the generality of the foregoing, European Goldfields shall use its commercially reasonable efforts to satisfy, as soon as reasonably possible, any requests for information and documentation received by any Governmental Entity in respect of a Foreign Antitrust Clearance. European Goldfields will coordinate and cooperate in exchanging information and supplying assistance that is reasonably requested by Eldorado in connection with obtaining required Regulatory Approvals, including providing Eldorado with copies in advance and reasonable opportunity to comment on all notices, submissions, filings and information supplied to or filed with any Governmental Entity in respect of a Foreign Antitrust Clearance (except for notices and information which European Goldfields, acting reasonably, considers highly confidential and competitively sensitive, which then shall be provided on an outside counsel only basis to external counsel for Eldorado), and all notices and correspondence received from a Governmental Entity. European Goldfields shall not attend any meetings, whether in person or by telephone, with any Governmental Entity in connection with the transactions contemplated by this Agreement, unless it provides Eldorado with a reasonable opportunity to attend such meetings;

(b)
use its commercially reasonable efforts to obtain as soon as practicable following execution of this Agreement all third party consents, approvals and notices required under any of the material contracts;

(c)	defend all lawsuits or other legal, regulatory or other proceedings against European Goldfields challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(d)	provide such assistance as may be reasonably requested by Eldorado for the purposes of completing the Eldorado Meeting;

(e)
subject to applicable Law, make available and cause to be made available to Eldorado, and the agents and advisors thereto, information reasonably requested by Eldorado for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of Eldorado and European Goldfields following completion of the Arrangement and confirming the representations and warranties of European Goldfields set out in Section 3.1 of this Agreement;

(f)	use commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order;

(g)	vote any Eldorado Shares held by it on the record date for the Eldorado Meeting in favour of the ordinary resolution approving the issuance of the Consideration Shares and Option Shares; and

(h)	postpone or adjourn the Qatari Transactions Vote until after the later of:

(i)	the conclusion of the later of the European Goldfields Meeting and the Eldorado Meeting;

(ii)
if the Arrangement Resolution is approved by the European Goldfields Shareholders and the Eldorado Resolution is approved by the Eldorado Shareholders, at least ten days following the Effective Date; or

(iii)	such other date as the Parties may agree in writing.

(i)	as soon as practicable, but in any event within five Business Days of the date of this Agreement, provide to Eldorado fully executed and delivered Eldorado Voting Agreements.

5.3	Covenants of Eldorado Regarding Conduct of Business

Eldorado covenants and agrees that prior to the Effective Date, unless European Goldfields shall otherwise agree in writing or as otherwise expressly contemplated or permitted by this Agreement, Eldorado shall not, directly or indirectly, and shall cause each of its Subsidiaries not to, other than cash management investments made in accordance with Eldorado’s existing cash management policies and practices, acquire or agree to acquire (by merger, amalgamation, acquisition of shares or assets or otherwise) any Person, or make any investment either by purchase of shares or securities, contributions of capital (other than to wholly-owned Subsidiaries), property transfer or purchase of any property or assets of any other Person that has a value greater than $500 million in the aggregate, provided, however, that all such investments or acquisitions that have been publicly disclosed by Eldorado prior to the date of this Agreement shall not be subject to the terms of this Section 5.3.

5.4	Covenants of Eldorado Relating to the Arrangement

Eldorado shall, and shall cause the Eldorado Subsidiaries to, perform all obligations required to be performed by Eldorado or any Eldorado Subsidiary under this Agreement, co-operate with European Goldfields in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing or the obligations in Section 2.5 of this Agreement, Eldorado shall and where appropriate shall cause each Eldorado Subsidiary to:

(a)
use its commercially reasonable efforts to obtain and assist European Goldfields in obtaining all required Regulatory Approvals, including, for greater certainty, supply such information and documents to Eldorado as is reasonably required to determine what Regulatory Approvals may be required.  If the Parties have determined that a Foreign Antitrust Filing is required, Eldorado shall file as soon as reasonably practicable with a Governmental Entity any notices, applications, submissions or other documents or information required in respect of such Foreign Antitrust Filings.  Eldorado shall use its commercially reasonable efforts to satisfy, as soon as reasonably possible, all requests for additional information and documentation received from any Governmental Entity in respect of a Foreign Antitrust Clearance.  Eldorado will coordinate and cooperate in exchanging information and supplying assistance that is reasonably requested by European Goldfields in connection with obtaining required Regulatory Approvals, including providing European Goldfields with copies in advance and reasonable opportunity to comment on all notices, submissions, filings and information supplied to or filed with any Governmental Entity in respect of a Foreign Antitrust Clearance (except for notices and information which Eldorado, acting reasonably, considers highly confidential and competitively sensitive, which then shall be provided on an outside counsel only basis to external counsel for European Goldfields), and all notices and correspondence received from a Governmental Entity. Eldorado shall not attend any meetings in person with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it provides European Goldfields with a reasonable opportunity to attend such meetings.  Eldorado shall be responsible for all filing fees that must be submitted to a Governmental Entity in connection with any applicable Foreign Antitrust Clearance;

(b)
use its commercially reasonable efforts to obtain as soon as practicable following execution of this Agreement all third party consents, approvals and notices required under any of the material contracts;

(c)	defend all lawsuits or other legal, regulatory or other proceedings against Eldorado challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(d)	provide such assistance as may be reasonably requested by European Goldfields for the purposes of completing the European Goldfields Meeting;

(e)
apply for and use commercially reasonable efforts to obtain conditional approval of the listing and posting for trading on the TSX and NYSE of the Consideration Shares and Option Shares, subject only to satisfaction by Eldorado of customary listing conditions of the TSX and NYSE;

(f)
subject to applicable Law, make available and cause to be made available to European Goldfields, and its agents and advisors, information reasonably requested by European Goldfields for the purposes of confirming the representations and warranties of Eldorado set out in Section 4.1 of this Agreement;

(g)	use commercially reasonable efforts to satisfy all conditions precedent in this Agreement;

(h)
make joint elections with Eligible Holders in respect of the disposition of their European Goldfields Shares pursuant to Section 85 of the Tax Act (or any similar provision of any provincial tax legislation) in accordance with the procedures and within the time limits set out in the Plan of Arrangement. The agreed amount under such joint elections shall be determined by each Eligible Holder in his or her sole discretion within the limits set out in the Tax Act;

(i)
in accordance with the terms of the Plan of Arrangement, at the Effective Time, subject to compliance with the U.S. Securities Act, to the extent applicable, each European Goldfields Option which is outstanding and has not been duly exercised prior to the Effective Time, shall be exchanged for a fully-vested option (each, a “Replacement Option”) to purchase from Eldorado the number of Eldorado Shares (rounded down to the nearest whole share) equal to: (i) the Option Exchange Ratio multiplied by (ii) the number of European Goldfields Shares subject to such European Goldfields Option immediately prior to the Effective Time. Such Replacement Option shall provide for an exercise price per Eldorado Share (rounded up to the nearest whole cent) equal to: (x) the exercise price per European Goldfields Share otherwise purchasable pursuant to such Replacement Option; divided by (y) the Option Exchange Ratio. It is agreed that all terms and conditions of a Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the European Goldfields Option for which it was exchanged, and shall be governed by the terms of a European Goldfields Option Plan;

(j)	vote any European Goldfields Shares held by it on the record date for the European Goldfields Meeting in favour of the Arrangement Resolution;

(k)
promptly, and in any event within two Business Days of receiving notice from European Goldfields, pay for the Qatari Break Fee to the extent that Qatar Holding LLC makes a claim for the Qatari Break Fee from European Goldfields prior to the Effective Date;

(l)	as soon as practicable, but in any event within five Business Days of the date of this Agreement, provide to European Goldfields fully executed and delivered European Goldfields Voting Agreements; and

(m)
as soon as practicable, but in any event within 10 Business Days of the date of this Agreement, apply or cause an application to be made for Eldorado Shares to be capable of being delivered, held and settled through CREST as depository interests.

5.5	Eldorado Meeting

Subject to the terms of this Agreement:

(a)
Eldorado agrees to convene and conduct the Eldorado Meeting in accordance with Eldorado’s articles, by-laws and applicable Law as soon as reasonably practicable, and in any event on or before the Meeting Deadline. European Goldfields and Eldorado agree to use their commercially reasonably efforts to schedule the European Goldfields Meeting and the Eldorado Meeting to occur on the same day.

(b)
Eldorado shall not, except as required for quorum purposes, as required by Law, or otherwise as permitted under this Agreement, adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Eldorado Meeting without European Goldfields’ prior written consent.

(c)
Eldorado will advise European Goldfields as European Goldfields may reasonably request, and at least on a daily basis on each of the last ten (10) business days prior to the date of the Eldorado Meeting, as to the aggregate tally of the proxies received by Eldorado in respect of the Eldorado Resolution.

(d)	Eldorado shall provide notice to European Goldfields of the Eldorado Meeting and use its commercially reasonable efforts to allow representatives of European Goldfields to attend the Eldorado Meeting.

5.6	Eldorado Circular

(a)
As promptly as reasonably practicable following execution of this Agreement with a targeted date on or before January 16, 2012, and in any event prior to the close of business on the Mailing Deadline, Eldorado shall (i) prepare the Eldorado Circular together with any other documents required by applicable Laws, (ii) file the Eldorado Circular in all jurisdictions where the same is required to be filed, and (iii) mail the Eldorado Circular as required in accordance with all applicable Laws. On the date of mailing thereof, the Eldorado Circular shall comply in all material respects with all applicable Laws and shall contain sufficient detail to permit the Eldorado Shareholders to form a reasoned judgement concerning the matters to be placed before them at the Eldorado Meeting.

(b)
Eldorado shall ensure that the Eldorado Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the Eldorado Circular will not contain any misrepresentation (except that Eldorado shall not be responsible for any information relating to European Goldfields and its affiliates, including the European Goldfields Shares).

(c)	Eldorado shall have received a fairness opinion from GMP Securities L.P. and Merrill Lynch Canada Inc.

(d)	Eldorado shall disclose in the Eldorado Circular:

(i)	that the Eldorado Board has received a fairness opinion from GMP Securities L.P. and Merrill Lynch Canada Inc.; and

(ii)	the general terms of the fairness opinion from GMP Securities L.P. and Merrill Lynch Canada Inc.; and

(iii)
that the Eldorado Board has determined that entering into this Agreement and, subject to the terms and conditions contained herein, completing the transactions contemplated by this Agreement is in the best interests of Eldorado and the Eldorado Board has decided to recommend that the Eldorado Shareholders vote in favour of the Eldorado Resolution.

(e)
(i) Eldorado shall solicit proxies in favour of the Eldorado Resolution, against any resolution submitted by any other Eldorado Shareholder, including, if so requested by European Goldfields, using the services of dealers and proxy solicitation services and permitting European Goldfields to otherwise assist Eldorado in such solicitation, and take all other actions that are reasonably necessary or desirable to seek the approval of the Eldorado Resolution; (ii) the Eldorado Board shall recommend to holders of Eldorado Shares that they vote in favour of the Eldorado Resolution; (iii) Eldorado shall not make a Eldorado Change in Recommendation; and (iv) Eldorado shall include in the Eldorado Circular a statement that each director and executive officer of Eldorado intends to vote all of such Person’s Eldorado Shares in favour of the Eldorado Resolution, subject to the other terms of this Agreement.

(f)
European Goldfields shall provide to Eldorado all information regarding European Goldfields, its affiliates and the European Goldfields Shares as required by applicable Laws for inclusion in the Eldorado Circular or in any amendments or supplements to such Eldorado Circular. European Goldfields shall also use commercially reasonable efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Eldorado Circular and to the identification in the Eldorado Circular of each such advisor. European Goldfields shall ensure that no such information will include any misrepresentation concerning European Goldfields, its Subsidiaries and the European Goldfields Shares.

(g)	European Goldfields and its legal counsel shall be given a reasonable opportunity to review and comment on the Eldorado Circular prior to the Eldorado Circular being printed and filed with the Governmental Entities, and reasonable consideration shall be given to any comments made by European Goldfields and its counsel, provided, however, that all information relating solely to European Goldfields, its affiliates and the European Goldfields Shares included in the Eldorado Circular shall be in form and content satisfactory to European Goldfields, acting reasonably. Eldorado shall provide European Goldfields with final copies of the Eldorado Circular prior to the mailing to the Eldorado Shareholders.

(h)
European Goldfields and Eldorado shall each promptly notify each other if at any time before the Effective Date either becomes aware that the Eldorado Circular contains a misrepresentation, or that otherwise requires an amendment or supplement to the Eldorado Circular and the Parties shall co-operate in the preparation of any amendment or supplement to the Eldorado Circular as required or appropriate, and Eldorado shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Eldorado Circular to Eldorado Shareholders and, if required by the Court or applicable Laws, file the same with the Governmental Entities and as otherwise required.

5.7	Pre-Acquisition Reorganization

(a)
European Goldfields agrees that, upon request by Eldorado, European Goldfields shall, and shall cause each of its Subsidiaries to: (i) effect such reorganizations of European Goldfields’ or its Subsidiaries’ business, operations and assets or such other transactions as Eldorado may request, acting reasonably (each a “Pre-Acquisition Reorganization”); and (ii) co-operate with Eldorado and its advisors in order to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken; provided, however, that the Pre-Acquisition Reorganizations are not, in the opinion of European Goldfields, acting reasonably, prejudicial to European Goldfields or the European Goldfields Securityholders in any respect.  Eldorado shall provide written notice to European Goldfields of any proposed Pre-Acquisition Reorganization at least fifteen (15) business days prior to the Effective Time. Upon receipt of such notice, Eldorado and European Goldfields shall work co-operatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do all such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization.  If Eldorado does not acquire all of the European Goldfields Shares, Eldorado shall (i) reimburse European Goldfields for all costs and expenses, including legal fees and disbursements, reasonably incurred in connection with any proposed Pre-Acquisition Reorganization; and (ii) indemnify European Goldfields for any losses suffered (including taxes) resulting from any Pre-Acquisition Reorganization.

(b)
European Goldfields further agrees and covenants not to take any action or enter into any transaction, other than a transaction effected at the request of Eldorado pursuant to section 5.7(a) hereof, that would have the effect of reducing or eliminating the amount of tax cost “bump” pursuant to paragraphs 87(11), 88(1)(c) and (d) of the Tax Act otherwise available to Eldorado, Eldorado Holdco or their successors in respect of the shares of the non-depreciable capital properties owned by European Goldfields and its subsidiaries.

ARTICLE 6
CONDITIONS

6.1	Mutual Conditions Precedent

The obligations of the Parties to complete the Arrangement are subject to the fulfillment of each of the following conditions precedent on or before the Effective Time, each of which may only be waived with the mutual consent of the Parties:

(a)	the Arrangement Resolution shall have been approved and adopted at the European Goldfields Meeting in accordance with the Interim Order;

(b)
the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to European Goldfields and Eldorado, acting reasonably, on appeal or otherwise;

(c)	Eldorado Shareholder Approval shall have been obtained;

(d)
no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement;

(e)
the Eldorado Shares and Replacement Options to be issued pursuant to the Arrangement shall either be: (i) exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof; or (ii) be registered pursuant to an effective registration statement under the U.S. Securities Act; provided, however, that European Goldfields shall not be entitled to the benefit of the condition in this Subsection 6.1(e), and shall be deemed to have waived such condition, in the event that European Goldfields fails to advise the Court prior to the hearing in respect of the Final Order that Eldorado intends to rely on the exemption from registration afforded by Section 3(a)(10) of the U.S. Securities Act based on the Court’s approval of the Arrangement and comply with the requirements set forth in Section 2.13;

(f)	if applicable, any Foreign Antitrust Clearance shall have been obtained on terms acceptable to each of Eldorado and European Goldfields, acting reasonably; and

(g)
there shall be no suit, action or proceeding by any Governmental Entity or any other Person that has resulted in an imposition of material limitations on the ability of Eldorado to acquire or hold, or exercise full rights of ownership of, any European Goldfields Shares, including the right to vote the European Goldfields Shares to be acquired by it on all matters properly presented to the European Goldfields Shareholders.

6.2	Additional Conditions Precedent to the Obligations of Eldorado

The obligation of Eldorado to complete the Arrangement is subject to the fulfillment of each of the following additional conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Eldorado and may be waived by Eldorado):

(a)
all covenants of European Goldfields under this Agreement to be performed on or before the Effective Time which have not been waived by Eldorado shall have been duly performed by European Goldfields in all material respects and Eldorado shall have received a certificate of European Goldfields addressed to Eldorado and dated the Effective Date, signed on behalf of European Goldfields by two senior executive officers of European Goldfields (on European Goldfields’ behalf and without personal liability), confirming the same as at the Effective Time;

(b)
the representations and warranties of European Goldfields set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or European Goldfields Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a European Goldfields Material Adverse Effect, provided, however, that the representations and warranties of European Goldfields set forth in Subsections 3.1(n) and 3.1(hh) shall be true and correct in all material respects as of the Effective Time, and Eldorado shall have received a certificate of European Goldfields addressed to Eldorado and dated the Effective Date, signed on behalf of European Goldfields by two senior executive officers of European Goldfields (on European Goldfields’ behalf and without personal liability), confirming the same as at the Effective Time;

(c)
there shall not have occurred a European Goldfields Material Adverse Effect that has not been publicly disclosed by European Goldfields prior to the date hereof or disclosed to Eldorado in writing prior to the date hereof, and since the date of this Agreement, there shall not have occurred a European Goldfields Material Adverse Effect, and Eldorado shall have received a certificate signed on behalf of European Goldfields by two senior executive officers of European

Goldfields (on European Goldfields’ behalf and without personal liability) to such effect; and

(d)	holders of no more than 10% of the European Goldfields Shares shall have exercised Dissent Rights.

The foregoing conditions will be for the sole benefit of Eldorado and may be waived by it in whole or in part at any time.

6.3	Additional Conditions Precedent to the Obligations of European Goldfields

The obligation of European Goldfields to complete the Arrangement is subject to the fulfillment of each of the following additional conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of European Goldfields and may be waived by European Goldfields):

(a)
all covenants of Eldorado under this Agreement to be performed on or before the Effective Time which have not been waived by European Goldfields shall have been duly performed by Eldorado in all material respects and European Goldfields shall have received a certificate of Eldorado, addressed to European Goldfields and dated the Effective Date, signed on behalf of Eldorado by two of its senior executive officers (on Eldorado’s behalf and without personal liability), confirming the same as of the Effective Date;

(b)
the representations and warranties of Eldorado set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Eldorado Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect, provided, however, that the representations and warranties of Eldorado set forth Subsections 4.1(l) and 4.1(ff) shall be true and correct in all material respects as of the Effective Time, and European Goldfields shall have received a certificate signed on behalf of Eldorado by two senior executive officers of Eldorado (on Eldorado’s behalf and without personal liability) to this effect;

(c)	Eldorado shall have complied with its obligations under Section 2.9 and the Depositary shall have confirmed receipt of the Consideration and funds contemplated thereby;

(d)
there shall not have occurred a Eldorado Material Adverse Effect that has not been publicly disclosed by Eldorado prior to the date hereof or disclosed to European Goldfields in writing prior to the date hereof, and since the date of this Agreement, there shall not have occurred a Eldorado Material Adverse Effect and European Goldfields shall have received a certificate signed by two senior executive officers of

Eldorado (on Eldorado’s behalf and without personal liability) to such effect;

(e)
Eldorado shall have delivered evidence satisfactory to European Goldfields, acting reasonably, of the approval of the listing and posting for trading on the TSX and NYSE of the Consideration Shares and Option Shares, subject only in each case to the satisfaction of the customary listing conditions of the TSX or NYSE, as the case may be; and

(f)
the distribution of the Consideration Shares shall be exempt from the prospectus requirements of Canadian securities laws and shall either be (i) exempt from the registration requirements of the U.S. Securities Act, or (ii) registered pursuant to an effective registration statement under the U.S. Securities Act; and: (x) there shall be no resale restrictions on the Consideration Shares under Securities Laws in Canada, except in respect of those holders as are subject to restrictions on resale as a result of being a “control person” under Securities Laws in Canada; and (y) the Consideration Shares shall not be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act, subject to restrictions on transfers applicable to “affiliates” (as defined in Rule 405 under the U.S. Securities Act).

The foregoing conditions will be for the sole benefit of European Goldfields and may be waived by it in whole or in part at any time.

6.4	Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Registrar following filing of the Articles of Arrangement with the consent of the Parties in accordance with the terms of this Agreement.

ARTICLE 7
ADDITIONAL AGREEMENTS

7.1	European Goldfields Non-Solicitation

(a)
On and after the date of this Agreement, except as otherwise provided in this Agreement, European Goldfields and its Subsidiaries shall not, directly or indirectly, through any officer, director, employee, advisor, representative, agent or otherwise:

(i)
make, solicit, assist, initiate, encourage or otherwise facilitate any inquiries, proposals or offers from any other Person (including any of its officers or employees) relating to any Acquisition Proposal for European Goldfields, or furnish to any Person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek to do any of the foregoing;

(ii)
engage in any discussions or negotiations regarding, or provide any information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to make or complete any Acquisition Proposal for European Goldfields, provided, however, that, for greater certainty, European Goldfields may advise any Person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the European Goldfields Board has so determined;

(iii)
withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Eldorado, the approval or recommendation of the European Goldfields Board or any committee thereof of this Agreement or the Arrangement;

(iv)
approve, recommend or remain neutral with respect to, or propose publicly to approve, recommend or remain neutral with respect to, any Acquisition Proposal for European Goldfields (it being understood that publicly taking no position or a neutral position with respect to any Acquisition Proposal for a period of five business days or in respect to an Acquisition Proposal in respect of which a confidentiality agreement has been executed in accordance with Subsection 7.1(d) shall not be considered a violation of this Subsection 7.1(a)(iv)); or

(v)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal,

provided, however, that nothing contained in this Subsection 7.1(a) or any other provision of this Agreement shall prevent European Goldfields from, and European Goldfields shall be permitted to engage in discussions or negotiations with, or respond to enquiries from any Person that has made a bona fide unsolicited written Acquisition Proposal that the European Goldfields Board has determined constitutes or could reasonably be expected to result in a Superior Proposal, or provide information and access to properties, facilities, books or records of European Goldfields pursuant to Subsection 7.1(d) to any Person where the requirements of that Section are met.

(b)
European Goldfields shall immediately cease and cause to be terminated any existing discussions or negotiations with any Person (other than Eldorado) with respect to any potential Acquisition Proposal and, in connection therewith, European Goldfields will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request the return or destruction of all confidential information provided in connection therewith to the extent such information has not already been returned or destroyed.  European Goldfields agrees not to release any third party from any confidentiality, non-solicitation or standstill agreement to which such third party is a party, or terminate, modify, amend or waive the terms thereof and European Goldfields undertakes to enforce, or cause its Subsidiaries to enforce, all standstill, non-disclosure, non-disturbance, non- solicitation and similar covenants that it or any of its Subsidiaries have entered into prior to the date hereof or entered into after the date hereof.

(c)
From and after the date of this Agreement, European Goldfields shall immediately provide notice to Eldorado of any unsolicited Acquisition Proposal or any proposal, inquiry or offer that could lead to an Acquisition Proposal or any amendments to the foregoing or any request for non-public information relating to European Goldfields or any of its Subsidiaries in connection with such an Acquisition Proposal or for access to the properties, books or records of European Goldfields or any Subsidiary by any Person that informs European Goldfields, any member of the European Goldfields Board or such Subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice to Eldorado shall be made, from time to time, first immediately orally and then promptly (and in any event within 24 hours) in writing and shall indicate the identity of the Person making such proposal, inquiry or contact, all material terms thereof and such other details of the proposal, inquiry or contact known to European Goldfields, and shall include copies of any such proposal, inquiry, offer or request or any amendment to any of the foregoing.  European Goldfields shall keep Eldorado promptly and fully informed of the status, including any change to the material terms, of any such Acquisition Proposal, offer, inquiry or request and will respond promptly to all inquiries by Eldorado with respect thereto.

(d)
If European Goldfields receives a request for material non-public information from a Person who proposes to European Goldfields an unsolicited written Acquisition Proposal and: (x) the European Goldfields Board determines that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal; and (y) in the opinion of the European Goldfields Board, acting in good faith and on advice from its outside legal advisors, the failure to provide such party with access to information regarding European Goldfields and its Subsidiaries would be inconsistent with the fiduciary duties of the European Goldfields Board, then, and only in such case, European Goldfields may provide such Person with access to information regarding European Goldfields and its Subsidiaries, subject to the execution of a confidentiality and standstill agreement which is customary in such situations and which, in any event and taken as a whole, is no less favourable to European Goldfields than the Confidentiality Agreement, then provided that European Goldfields sends a copy of any such confidentiality and standstill agreement to Eldorado promptly upon its execution and Eldorado is provided with a list of, and, at the request of Eldorado, copies of, the information provided to such Person and immediately provided with access to similar information to which such Person was provided.

(e)
European Goldfields agrees that it will not accept, approve or enter into any agreement (a “Proposed Agreement”), other than a confidentiality agreement as contemplated by Subsection 7.1(d), with any Person providing for or to facilitate any Acquisition Proposal unless:

(i)	the European Goldfields Board determines that the Acquisition Proposal constitutes a Superior Proposal;

(ii)	the European Goldfields Meeting has not occurred;

(iii)	European Goldfields has complied with Subsections 7.1(a) through 7.1(d) inclusive;

(iv)
European Goldfields has provided Eldorado with a notice in writing that there is a Superior Proposal together with all documentation related to and detailing the Superior Proposal, including a copy of any Proposed Agreement relating to such Superior Proposal, and a written notice from the European Goldfields Board regarding the value in financial terms that the European Goldfields Board has in consultation with its financial advisors determined should be ascribed to any non-cash consideration offered under the Superior Proposal, such documents to be so provided to Eldorado not less than five business days prior to the proposed acceptance, approval, recommendation or execution of the Proposed Agreement by European Goldfields;

(v)
Five business days shall have elapsed from the date Eldorado received the notice and documentation referred to in Subsection 7.1(e)(iv) from European Goldfields and, if Eldorado has proposed to amend the terms of the Arrangement in accordance with Subsection 7.1(f), the European Goldfields Board shall have determined, in good faith, after consultation with its financial advisors and outside legal counsel, that the Acquisition Proposal is a Superior Proposal compared to the proposed amendment to the terms of the Arrangement by Eldorado;

(vi)	European Goldfields concurrently terminates this Agreement pursuant to Subsection 8.2(a)(iv)(C); and

(vii)	European Goldfields has previously, or concurrently will have, paid to Eldorado the European Goldfields Termination Fee;

and European Goldfields further agrees that it will not withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to Eldorado the approval or recommendation of the

Arrangement, nor accept, approve or recommend any Acquisition Proposal unless the requirements of this Subsection 7.1(e)(i) through Subsection 7.1(e)(v) have been satisfied or pursuant to Subsection 7.1(h).

(f)
European Goldfields acknowledges and agrees that, during the five business day period referred to in Subsections 7.1(e)(iv) and 7.1(e)(v) or such longer period as European Goldfields may approve for such purpose, Eldorado shall have the opportunity, but not the obligation, to propose to amend the terms of this Agreement and the Arrangement and European Goldfields shall co-operate with Eldorado with respect thereto, including negotiating in good faith with Eldorado to enable Eldorado to make such adjustments to the terms and conditions of this Agreement and the Arrangement as Eldorado deems appropriate and as would enable Eldorado to proceed with the Arrangement and any related transactions on such adjusted terms.  The European Goldfields Board will review any proposal by Eldorado to amend the terms of the Arrangement in order to determine, in good faith in the exercise of its fiduciary duties and consistent with Subsection 7.1(a), whether Eldorado’s proposal to amend the Arrangement would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of the Arrangement.

(g)
The European Goldfields Board shall promptly reaffirm its recommendation of the Arrangement by press release after: (x) any Acquisition Proposal which the European Goldfields Board determines not to be a Superior Proposal is publicly announced or made; or (y) the European Goldfields Board determines that a proposed amendment to the terms of the Arrangement would result in the Acquisition Proposal which has been publicly announced or made not being a Superior Proposal, and Eldorado has so amended the terms of the Arrangement. Eldorado and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by European Goldfields, acting reasonably.

(h)
Nothing in this Agreement shall prevent the European Goldfields Board from responding through a directors’ circular or otherwise as required by applicable Securities Laws to an Acquisition Proposal that it determines is not a Superior Proposal, or from withdrawing, modifying or changing its recommendation as a result of an Eldorado Material Adverse Effect.  Further, nothing in this Agreement shall prevent the European Goldfields Board from making any disclosure to the securityholders of European Goldfields if the European Goldfields Board, acting in good faith and upon the advice of its legal advisors, shall have first determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the European Goldfields Board or such disclosure is otherwise required under applicable Law, provided, however, that, notwithstanding the

European Goldfields Board shall be permitted to make such disclosure, the European Goldfields Board shall not be permitted to make a European Goldfields Change in Recommendation, other than as permitted by Subsection 7.1(e) or the first sentence of this paragraph.  Eldorado and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such disclosure, recognizing that whether or not such comments are appropriate will be determined by European Goldfields, acting reasonably.

(i)	European Goldfields acknowledges and agrees that each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of this Section 7.1.

(j)
European Goldfields shall ensure that the officers, directors and employees of European Goldfields and its Subsidiaries and any investment bankers or other advisors or representatives retained by European Goldfields and/or its Subsidiaries in connection with the transactions contemplated by this Agreement are aware of the provisions of this Section, and European Goldfields shall be responsible for any breach of this Section 7.1 by such officers, directors, employees, investment bankers, advisors or representatives.

(k)
If European Goldfields provides Eldorado with the notice of an Acquisition Proposal contemplated in this Section 7.1 on a date that is less than seven calendar days prior to the European Goldfields Meeting, if requested by Eldorado, European Goldfields shall adjourn the European Goldfields Meeting to a date that is not less than seven calendar days and not more than 10 calendar days after the date of such notice, provided, however, that the European Goldfields Meeting shall not be adjourned or postponed to a date later than the seventh (7) business day prior to the Outside Date.

7.2	Access to Information; Confidentiality

From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to its terms, subject to compliance with applicable Law and the terms of any existing Contracts, each of Eldorado and European Goldfields shall, and shall cause their respective Representatives to afford to the other Party and to Representatives of the other Party such access as the other Party may reasonably require at all reasonable times, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and contracts, and shall furnish the other Party with all data and information as the other Party may reasonably request. Eldorado and European Goldfields acknowledge and agree that information furnished pursuant to this Section 7.2 shall be subject to the terms and conditions of the Confidentiality Agreement.

7.3	Notices of Certain Events

(a)	Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement pursuant to its terms and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

(i)
cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time (provided, however, that this clause (i) shall not apply in the case of any event or state of facts resulting from the actions or omissions of a Party which are required under this Agreement); or

(ii)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party hereunder prior to the Effective Time,

provided, however, that the delivery of any notice pursuant to this Section 7.3 shall not limit or otherwise affect the remedies available hereunder to the Party receiving that notice.

(b)
No Party may elect not to complete the transactions contemplated hereby pursuant to the conditions set forth herein or any termination right arising therefrom under Subsection 8.2(a)(iii)(B) or Subsection 8.2(a)(iv)(B) and no payments are payable as a result of such termination pursuant to Section 8.3 unless, prior to the Effective Date, the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided, however, that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement until the expiration of a period of ten business days from such notice.

(c)
European Goldfields will provide Eldorado with notice of any material developments regarding, or, if applicable and subject to existing confidentiality obligations, copies of: (i) any agreements or amendments to any agreements in relation to the Qatari Transactions and (ii) any documents in relation to litigation involving European Goldfields or its Subsidiaries (which, for greater certainty, includes any litigation involving non-governmental organizations, communities or community groups in respect of European Goldfields’ Greek projects), in either case that may occur or that may be produced by or provided to European Goldfields after the date of this Agreement.

7.4	Insurance, Indemnification and Change in Control Payments

(a)
Prior to the Effective Date, European Goldfields shall purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by European Goldfields and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and Eldorado will, or will cause European Goldfields and its Subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date; provided, however, that Eldorado shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the aggregate cost of such policy for the six year period shall not exceed 300% of European Goldfields’ current annual aggregate premium for policies currently maintained by European Goldfields or its Subsidiaries.

(b)
Eldorado agrees that it shall cause European Goldfields to honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of European Goldfields and its Subsidiaries to the extent that they are disclosed in Schedule 7.5(b) of the European Goldfields Disclosure Letter, and acknowledges that such rights, to the extent that they are disclosed in Schedule 7.5(b) of the European Goldfields Disclosure Letter, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect for a period of not less than six (6) years from the Effective Date.

(c)
Following the Effective Time, Eldorado shall and shall cause its subsidiaries to honour and pay all amounts triggered by the acquisition by Eldorado of all of the European Goldfields Shares in all employment agreements, consultant agreements, equity or security based compensation arrangement, policies or other similar arrangements or plans of any kind which are described in the European Goldfields Disclosure Letter and which European Goldfields has provided an executed copy thereof to Eldorado prior to the date hereof.

(d)
The provisions of this Section 7.5 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person or party to or participant in each employment agreement, consultant agreement, equity or security based compensation arrangement, policy or other similar arrangement which are described in the European Goldfields Disclosure Letter and which European Goldfields has provided an executed copy thereof to Eldorado prior to the date hereof, his or her heirs and his or her legal representatives and, for such purpose, European Goldfields hereby confirms that it is acting as agent on their behalf.  Furthermore, this Section 7.5 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six (6) years.

ARTICLE 8
TERM, TERMINATION, AMENDMENT AND WAIVER

8.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2	Termination

(a)
This Agreement may be terminated at any time prior to the Effective Time (notwithstanding Eldorado Shareholder Approval or any approval of this Agreement or the Arrangement Resolution by the European Goldfields Shareholders and/or by the Court, as applicable):

(i)	by mutual written agreement of European Goldfields and Eldorado;

(ii)	by either European Goldfields or Eldorado, if:

(A)
the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Subsection 8.2(a)(ii)(A) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date;

(B)
after the date hereof, there shall be enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins European Goldfields or Eldorado from consummating the Arrangement and such applicable Law or enjoinment shall have become final and non-appealable;

(C)
European Goldfields Shareholder Approval or European Goldfields Combined Securityholder Approval or, if required by applicable law, the Majority of the Minority Approval shall not have been obtained at the European Goldfields Meeting in accordance with the Interim Order; or

(D)	Eldorado Shareholder Approval shall not have been obtained at the Eldorado Meeting.

(iii)	by Eldorado, if:

(A)	prior to the Effective Time: (1) subject to Subsection 7.1(a)(iv), the European Goldfields Board fails to recommend or withdraws, amends, modifies or qualifies, in a manner adverse to Eldorado or fails to publicly reaffirm its recommendation of the Arrangement within five business days (and in any case prior to the European Goldfields Meeting) after having been requested in writing by Eldorado to do so (a “European Goldfields Change in Recommendation”); (2) the European Goldfields Board or a committee thereof shall have approved or recommended any Acquisition Proposal; or (3) European Goldfields shall have breached Section 7.1 in any material respect; or

(B)
a breach of any representation or warranty or failure to perform any covenant or agreement on the part of European Goldfields set forth in this Agreement shall have occurred that would cause the conditions set forth in Subsection 6.2(a) or Subsection 6.2(b) not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date, as reasonably determined by Eldorado and provided, however, that Eldorado is not then in breach of this Agreement so as to cause any condition in Subsection 6.2(a) or Subsection 6.2(b) not to be satisfied.

(iv)	by European Goldfields, if

(A)
prior to the Effective Time, the Eldorado Board fails to recommend or withdraws, amends, modifies or qualifies, in a manner adverse to European Goldfields or fails to publicly reaffirm its recommendation of the Eldorado Resolution within five business days (and in any case prior to the Eldorado Meeting) after having been requested in writing by European Goldfields to do so (a “Eldorado Change in Recommendation”);

(B)
a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Eldorado set forth in this Agreement shall have occurred that would cause the conditions set forth in Subsection 6.3(a) or 6.3(b) not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date as reasonably determined by European Goldfields and provided, however, that European Goldfields is not then in breach of this Agreement so as to cause any condition in Subsection 6.3(a) or Subsection 6.3(b) not to be satisfied; or

(C)	it wishes to enter into a binding written agreement with respect to a Superior Proposal (other than a non-disclosure and standstill agreement permitted by

Subsection 7.1(d)), subject to compliance with Section 7.1 in all material respects and provided, however, that no termination under this Subsection 8.2(a)(iv)(C) shall be effective unless and until European Goldfields shall have paid to Eldorado the amount required to be paid pursuant to Section 8.3.

(b)
The Party desiring to terminate this Agreement pursuant to this Section 8.2 (other than pursuant to Subsection 8.2(a)(i)) shall give notice of such termination to the other Parties, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

(c)
If this Agreement is terminated pursuant to this Section 8.2, this Agreement shall become void and be of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except that the provisions of this Section 8.2(c) and Sections 8.3, 9.3, 9.4, 9.6 and 9.7 and all related definitions set forth in Section 1.1 and the provisions of the Confidentiality Agreement shall survive any termination hereof pursuant to Section 8.2(a).

8.3	Expenses and Termination Fees

(a)
Except as otherwise provided herein, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses.

(b)	For the purposes of this Agreement:

(i)	“Fee” means an (A) Eldorado Expense Fee, (B) Eldorado Termination Fee, (C) European Goldfields Expense Fee, or (D) European Goldfields Termination Fee;

(ii)	“Eldorado Expense Fee” means an amount equal to $30 million;

(iii)	“Eldorado Termination Fee” means an amount equal to $75 million;

(iv)	“European Goldfields Expense Fee” means an amount equal to $15 million; and

(v)
“European Goldfields Termination Fee” means an amount equal to $75 million plus, if Eldorado has paid the Qatari Break Fee pursuant to Subsection 5.4(k) prior to the European Goldfields Termination Fee Event, $7.5 million.

(c)	For the purposes of this Agreement, “European Goldfields Termination Fee Event” means the termination of this Agreement:

(i)	by Eldorado pursuant to Subsection 8.2(a)(iii)(A) (but not including a termination by Eldorado pursuant to Subsection 8.2(a)(iii)(A) in circumstances where the European Goldfields Change in

Recommendation resulted from the occurrence of an Eldorado Material Adverse Effect) prior to the European Goldfields Meeting;

(ii)	by European Goldfields pursuant to Subsection 8.2(a)(iv)(C); or

(iii)
by either Party pursuant to Subsection 8.2(a)(ii)(A) or Subsection 8.2(a)(ii)(C), but only if, in these termination events: (x) prior to such termination, an Acquisition Proposal for European Goldfields shall have been made or publicly announced and not withdrawn by any Person other than Eldorado; and (y) within twelve months following the date of such termination, European Goldfields or one or more of its Subsidiaries: (A) enters into a definitive agreement in respect of one or more Acquisition Proposals; or (B) there shall have been consummated one or more Acquisition Proposals for European Goldfields; provided, however, that European Goldfields shall be entitled to deduct from the European Goldfields Termination Fee an amount equal to the European Goldfields Expense Fee if any such fees were paid to Eldorado.

If a European Goldfields Termination Fee Event occurs, European Goldfields shall pay the European Goldfields Termination Fee to Eldorado as liquidated damages in consideration of Eldorado’s rights under this Agreement by wire transfer of immediately available funds, as follows:

(A)
if the European Goldfields Termination Fee is payable pursuant to Subsection 8.3(c)(iii), the European Goldfields Termination Fee shall be payable concurrently upon the earlier of the entering into of the applicable agreement referred to therein or upon the consummation of the Acquisition Proposal referred to therein, and any European Goldfields Expense Fee paid shall be credited towards payment of the European Goldfields Termination Fee;

(B)
if the European Goldfields Termination Fee is payable pursuant to Subsection 8.3(c)(i), the European Goldfields Termination Fee shall be payable within two (2) business days following such termination; or

(C)	if the European Goldfields Termination Fee is payable pursuant to Subsection 8.3(c)(ii), the European Goldfields Termination Fee shall be payable prior to or simultaneously with such termination.

(d)	For the purposes of this Agreement, “European Goldfields Expense Fee Event” means the termination of this Agreement:

(i)	by Eldorado or European Goldfields pursuant to Subsection 8.2(a)(ii)(C); or

(ii)	by Eldorado pursuant to Subsection 8.2(a)(iii)(B).

If an European Goldfields Expense Fee Event occurs, European Goldfields shall pay the European Goldfields Expense Fee to Eldorado as liquidated damages in consideration of Eldorado’s rights under this Agreement by wire transfer of immediately available funds within two (2) business days following such termination, provided, however, that, in the event of a termination of this Agreement pursuant to Section 8.2(a)(ii)(C), if (a) Eldorado Shareholder Approval was not obtained at the Eldorado Meeting; or (b) an European Goldfields Change of Recommendation occurred as a result of a Eldorado Material Adverse Effect, the European Goldfields Expense Fee shall not be payable.

(e)	For the purposes of this Agreement, “Eldorado Termination Fee Event” means the termination of this Agreement:

(i)
by European Goldfields pursuant to Subsection 8.2(a)(iv)(A) (but not including a termination by European Goldfields pursuant to Subsection 8.2(a)(iv)(A) in circumstances where the Eldorado Change in Recommendation resulted from the occurrence of a European Goldfields Material Adverse Effect) prior to the Eldorado Meeting; or

(ii)
by either Party pursuant to Subsection 8.2(a)(ii)(A) or Subsection 8.2(a)(ii)(D), but only if, in these termination events: (x) prior to such termination, an Acquisition Proposal for Eldorado shall have been made or publicly announced and not withdrawn by any Person other than European Goldfields; and (y) within twelve months following the date of such termination, Eldorado or one or more of its Subsidiaries: (A) enters into a definitive agreement in respect of one or more Acquisition Proposals; or (B) there shall have been consummated one or more Acquisition Proposals for Eldorado; provided, however, that Eldorado shall be entitled to deduct from the Eldorado Termination Fee an amount equal to the Eldorado Expense Fee if any such fees were paid to European Goldfields.

If an Eldorado Termination Fee Event occurs, Eldorado shall pay the Eldorado Termination Fee to European Goldfields as liquidated damages in consideration of European Goldfields’ rights under this Agreement by wire transfer of immediately available funds, as follows:

(A)
if the Eldorado Termination Fee is payable pursuant to Subsection 8.3(e)(ii), the Eldorado Termination Fee shall be payable concurrently upon the earlier of the entering into of the applicable agreement referred to therein or upon the consummation of the Acquisition Proposal referred to therein, and any Eldorado Expense Fee paid shall be credited towards payment of the Eldorado Termination Fee; or

(B)	if the Eldorado Termination Fee is payable pursuant to Subsection 8.3(e)(i), the Eldorado Termination Fee shall be payable within two (2) business days following such termination.

(f)	For the purposes of this Agreement, “Eldorado Expense Fee Event” means the termination of this Agreement:

(i)	by Eldorado or European Goldfields pursuant to Subsection 8.2(a)(ii)(D); or

(ii)	by European Goldfields pursuant to Subsection 8.2(a)(iv)(B).

If an Eldorado Expense Fee Event occurs, Eldorado shall pay the Eldorado Expense Fee to European Goldfields as liquidated damages in consideration of European Goldfields’ rights under this Agreement by wire transfer of immediately available funds within two (2) business days following such termination; provided, however, that in the event of a termination of this Agreement pursuant to Subsection 8.2(a)(ii)(D), if European Goldfields Shareholder Approval was not obtained at the European Goldfields Meeting, the Eldorado Expense Fee shall not be payable.

(g)
Each of the Parties acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that all of the payment amounts set out in this Section 8.3 are payments of liquidated damages which are a genuine pre-estimate of the damages, which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties.  Each of European Goldfields and Eldorado irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.  For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances where European Goldfields or Eldorado is entitled to a Fee and such Fee is paid in full, European Goldfields or Eldorado, as the case may be, shall be precluded from any other remedy against the other Party at Law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other Party or any of its Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates or their respective Representatives in connection with this Agreement or the transactions contemplated hereby, provided, however, that payment by a Party of a Fee shall not be in lieu of any damages or any other payment or remedy available (including, without limitation, an order for specific performance) in the event of any wilful or intentional breach by such Party of any of its obligations under this Agreement.

(h)
For greater certainty, in the event of an Eldorado Change in Recommendation (other than an Eldorado Change in Recommendation which resulted from the occurrence of a European Goldfields Material Adverse Effect), European Goldfields acknowledges that its sole remedy is to terminate this Agreement pursuant to Subsection 8.2(e)(i) and, upon such termination, to be paid the Eldorado Termination Fee in accordance with Subsection 8.2(e).

8.4	Amendment

Subject to the provisions of the Interim Order, the Plan of Arrangement and applicable Laws, this Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the European Goldfields Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or Authorization on the part of the European Goldfields Shareholders, and any such amendment may without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and

(d)	waive compliance with or modify any mutual conditions precedent herein contained.

8.5	Waiver

Any Party may (a) extend the time for the performance of any of the obligations or acts of the other Party, (b) waive compliance, except as provided herein, with any of the other Party’s agreements or the fulfilment of any conditions to its own obligations contained herein, or (c) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

ARTICLE 9
GENERAL PROVISIONS

9.1	Privacy

Each Party shall comply with applicable privacy Laws in the course of collecting, using and disclosing personal information about identifiable individuals in connection with the transactions contemplated hereby (the “Transaction Personal Information”).  Neither Party shall disclose Transaction Personal Information originally collected by the other Party to any Person other than to its advisors who are evaluating and advising on the transactions contemplated by this Agreement. If Eldorado completes the transactions contemplated by this Agreement, Eldorado shall not, following the Effective Date, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by applicable Law, use or disclose Transaction Personal Information originally collected by European Goldfields:

(a)	for purposes other than those for which such Transaction Personal Information was collected by European Goldfields prior to the Effective Date; and

(b)
which does not relate directly to the carrying on of the business of European Goldfields or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.

The Parties shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure. Eldorado shall cause its advisors to observe the terms of this Section 9.1 and to protect and safeguard all Transaction Personal Information in their possession. If this Agreement shall be terminated, each Party shall promptly deliver to the other Party all Transaction Personal Information originally collected by such other Party in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof, except, unless prohibited by applicable Law, for electronic backup copies made automatically in accordance with the usual backup procedures of the Party returning such Transaction Personal Information.

9.2	Notices

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given and received on the day it is delivered, provided, however, that it is delivered on a business day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if notice is delivered after 5:00 p.m. local time or if such day is not a business day then the notice shall be deemed to have been given and received on the next business day. Notice shall be sufficiently given if delivered (either in Person, by courier service or other personal method of delivery), or if transmitted by facsimile or email to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)	if to Eldorado:

Eldorado Gold Corporation 1188 Bentall 5 550 Burrard Street Vancouver, British Columbia V6C 2B5

Attention:	Eduardo Moura and Dawn Moss
Facsimile:	(604) 601-6655
Email:	eduardom@eldoradogold.com and dawnm@eldoradogold.com

with a copy (which shall not constitute notice) to:

Borden Ladner Gervais LLP 1200 – 200 Burrard Street Vancouver, British Columbia V7X 1T2

Attention:	Fred R. Pletcher and Kent D. Kufeldt
Facsimile:	(604) 687-1415
Email:	fpletcher@blg.com and kkufeldt@blg.com

(b)	if to European Goldfields:

European Goldfields (Services) Limited Third Floor, 11 Berkeley Street London W1J 8DS

Attention:	Tim Morgan-Wynne and Mark Rachovides
Facsimile:	+44 (0)20 7408 9535
Email:	twm@egoldfields.com and mr@egoldfields.com

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP Dauntsey House, 4B Frederick’s Place London EC2R 8AB England

Attention:	Derek Linfield and Stewart Sutcliffe
Facsimile:	+44 20 7367 0160
Email:	dlinfield@stikeman.com and ssutcliffe@stikeman.com

9.3	Governing Law; Waiver of Jury Trial

This Agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of Ontario and the Laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and the Arrangement and waives any defences to the maintenance of an action in the Courts of the Province of Ontario. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

9.4	Injunctive Relief

Subject to Section 8.3, the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties agree that, in the event of any breach or threatened breach of this Agreement by a Party, the non-breaching Party will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, and the Parties shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at Law. Subject to Section 8.3, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at Law or equity to each of the Parties.

9.5	Time of Essence

Time shall be of the essence in this Agreement.

9.6	Entire Agreement, Binding Effect and Assignment

This Agreement (including the exhibits and schedules hereto and the European Goldfields Disclosure Letter and the Eldorado Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any Person other than the Parties any rights or remedies hereunder. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Parties.

9.7	No Liability

No director or officer of Eldorado shall have any personal liability whatsoever to European Goldfields under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of Eldorado. No director or officer of European Goldfields shall have any personal liability whatsoever to Eldorado under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of European Goldfields.

9.8	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.9	Counterparts, Execution

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

IN WITNESS WHEREOF Eldorado and European Goldfields have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ELDORADO GOLD CORPORATION

Per:	_______________________________________
Name:
Title:

EUROPEAN GOLDFIELDS LIMITED

Per:	_______________________________________
Name:
Title:

SCHEDULE A
PLAN OF ARRANGEMENT

UNDER SECTION 195 OF THE

YUKON BUSINESS CORPORATIONS ACT

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires, capitalized terms used but not defined shall have the meanings ascribed to them below:

“Amalco” means the corporation formed upon the amalgamation of Eldorado Holdco and European Goldfields pursuant to the Arrangement;

“Arrangement” means the arrangement of European Goldfields and Eldorado Holdco under Section 195 of the YBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.4 of the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Final Order (provided, however, that any such amendment or variation is acceptable to both European Goldfields and Eldorado, each acting reasonably);

“Arrangement Agreement” means the amended and restated arrangement agreement dated as of January 19, 2012 between Eldorado and European Goldfields, as further amended, amended and restated or supplemented prior to the Effective Date;

“Arrangement Resolution” means the special resolution of the European Goldfields Shareholders and European Goldfields Securityholders, voting as a single class, approving the Plan of Arrangement which is to be considered at the European Goldfields Meeting;

“Articles of Amalgamation” means the articles of amalgamation of European Goldfields and, if required, Eldorado Holdco to be filed in accordance with the terms of the YBCA after the Final Order is made, which shall be in form and content satisfactory to European Goldfields and Eldorado, each acting reasonably;

“Articles of Arrangement” means the articles of arrangement of European Goldfields and Eldorado Holdco to be filed in accordance with the terms of the YBCA after the Final Order is made, which shall be in form and content satisfactory to European Goldfields and Eldorado, each acting reasonably;

“Business Day” means any day other than a Saturday, a Sunday or a statutory or civic holiday in Whitehorse, Yukon Territory, Vancouver, British Columbia or London, England;

“Certificate of Amalgamation” means the certificate of amalgamation to be issued by the Registrar pursuant to Subsection 195(11) of the YBCA in respect of the Articles of Amalgamation;

“Certificate of Arrangement” means the certificate of amendment (by arrangement) to be issued by the Registrar pursuant to Subsection 195(11) of the YBCA in respect of the Articles of Arrangement;

“Consideration” means the consideration to be received by the European Goldfields Shareholders pursuant to this Plan of Arrangement as consideration for each European Goldfields Share, consisting of an indivisible mixture of 0.85 Eldorado Shares and $0.0001 in cash;

“Court” means the Supreme Court of Yukon;

“Depositary” means any trust company, bank or other financial institution agreed to in writing by European Goldfields and Eldorado for the purpose of, among other things, exchanging certificates representing European Goldfields Shares for the Consideration in connection with the Arrangement;

“Dissent Right” shall have the meaning ascribed thereto in Subsection 4.1(a);

“Dissenting Shareholder” means a registered holder of European Goldfields Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for their European Goldfields Shares;

“Dissenting Shares” means European Goldfields Shares held by a Dissenting Shareholder who has demanded and perfected Dissent Rights in respect of the European Goldfields Shares in accordance with the Interim Order and who, as of the Effective Time, has not effectively withdrawn or lost such Dissent Rights;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means 12:01 a.m. on the Effective Date;

“Eldorado” means Eldorado Gold Corporation, a corporation existing under the laws of Canada;

“Eldorado Holdco” means Eldorado Gold Yukon Corp, a corporation incorporated under the YBCA that is a direct or indirect wholly-owned subsidiary of Eldorado;

“Eldorado Shares” means the common shares in the authorized share capital of Eldorado;

“Election Deadline” means 11:00 am on February 17, 2012 or, in the event of any adjournment or postponement of the European Goldfields Meeting, two Business Days prior to such adjournment or postponement;

“Election Form” means the election form to be delivered by European Goldfields to European Goldfields DPU Holders in respect of the European Goldfields DPU Election, in such form as is acceptable to European Goldfields and Eldorado, each acting reasonably;

“Eligible Holder” means a beneficial holder of European Goldfields Shares that is: (i) a resident of Canada for the purposes of the Tax Act and not exempt from tax under Part I of the Tax Act; or (ii) a partnership, any member of which is a resident of Canada for the purposes of the Tax Act (other than a partnership, all members of which that are residents of Canada are exempt from tax under Part I of the Tax Act);

“European Goldfields” means European Goldfields Limited, a corporation existing under the YBCA;

“European Goldfields DPU” means a deferred phantom unit under European Goldfields’ deferred phantom unit plan;

“European Goldfields DPU Election” means, in respect of a European Goldfields DPU, an election by a European Goldfields DPU Holder to receive European Goldfields DPU Election Consideration on the Separation Date (as defined in the European Goldfields DPU Plan), which election has been duly made by delivering a duly completed and executed Election Form to European Goldfields on or before the Election Deadline;

“European Goldfields DPU Election Consideration” means, the consideration to be received by a European Goldfields DPU Holder in respect of each European Goldfields DPU held by such holder immediately prior to the Effective Date, consisting of 0.85 of an Eldorado Share;

“European Goldfields DPU Holders” means holders of European Goldfields DPUs;

“European Goldfields DPU Plan” means the deferred phantom unit plan dated December 5, 2008 as amended September 14, 2010;

“European Goldfields JOE Plan” means the European Goldfields Employee Share Trust operated by an independent trustee subject to a trust deed;

“European Goldfields Meeting” means the special meeting of European Goldfields Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“European Goldfields Option Plan” means the share option plan of European Goldfields, approved by European Goldfields Shareholders at a meeting held on June 9, 2005, as amended at a meeting of European Goldfields Shareholders held on May 19, 2008 and at a meeting of European Goldfields Shareholders held on May 12, 2010;

“European Goldfields Options” means the outstanding options to purchase European Goldfields Shares granted under the European Goldfields Option Plan;

“European Goldfields Option Holders” means holders of European Goldfields Options;

“European Goldfields RSUs” means the restricted share units issued under the European Goldfields RSU Plan, including JOE Awards (as defined in the European Goldfields RSU Plan) issued to the trustee of the European Goldfields JOE Plan;

“European Goldfields RSU Holders” means holders of European Goldfields RSUs;

“European Goldfields RSU Plan” means the restricted share unit plan approved by European Goldfields Shareholders at a meeting held on June 9, 2005, as amended at a meeting of European Goldfields Shareholders held on May 19, 2008 and at a meeting of European Goldfields Shareholders held on May 12, 2010;

“European Goldfields Securities” means, collectively, European Goldfields Shares, European Goldfields RSUs, European Goldfields DPUs and European Goldfields Options;

“European Goldfields Securityholders” means, collectively, European Goldfields Shareholders, European Goldfields RSU Holders and European Goldfields Option Holders.

“European Goldfields Shareholders” means the holders of European Goldfields Shares;

“European Goldfields Shares” means the common shares in the authorized share capital of European Goldfields;

“Final Order” means the final order of the Court pursuant to Section 195 of the YBCA, in a form acceptable to European Goldfields and Eldorado, each acting reasonably, approving the Arrangement as such order may be amended by the Court (with the consent of both European Goldfields and Eldorado, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided, however, that any such amendment is acceptable to both European Goldfields and Eldorado, each acting reasonably) on appeal;

“final proscription date” shall have the meaning ascribed thereto in Section 5.5;

“Interim Order” means the interim order of the Court made pursuant to Section 195(4) of the YBCA, in a form acceptable to European Goldfields and Eldorado, each acting reasonably, providing for, among other things, the calling and holding of the European Goldfields Meeting, as the same may be amended by the Court with the consent of European Goldfields and Eldorado, each acting reasonably;

“Letter of Transmittal” means the letter of transmittal to be forwarded by European Goldfields to Shareholders together with the Circular or such other equivalent form of letter of transmittal acceptable to Eldorado acting reasonably;

“Liens” means any liens, mortgages, pledges, assignments, hypothecs, charges, security interests, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Option Exchange Ratio” means 0.85;

“Parties” means European Goldfields and Eldorado, and “Party” means any of them;

“Registrar” means the Registrar appointed pursuant to the YBCA;

“Replacement Option” has the meaning ascribed thereto in Subsection 3.1(e);

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time; and

“YBCA” means the Business Corporations Act (Yukon) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time.

In addition, words and phrases used herein and defined in the YBCA and not otherwise defined herein shall have the same meaning herein as in the YBCA unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings

For the purposes of this Plan of Arrangement, except as otherwise expressly provided:

(a)
“this Plan of Arrangement” means this Plan of Arrangement, including the recitals and Appendices hereto, and not any particular Article, Section, Subsection or other subdivision, recital or Appendix hereof, and includes any agreement, document or instrument entered into, made or delivered pursuant to the terms hereof, as the same may, from time to time, be supplemented or amended and in effect;

(b)
the words “hereof”, “herein”, “hereto” and “hereunder” and other word of similar import refer to this Plan of Arrangement as a whole and not to any particular Article, Section, Subsection, or other subdivision, recital or Appendix hereof;

(c)
all references in this Plan of Arrangement to a designated “Article”, “Section”, “Subsection” or other subdivision, recital or “Appendix” hereof are references to the designated Article, Section, Subsections or other subdivision, recital or Appendix to, this Plan of Arrangement;

(d)
the division of this Plan of Arrangement into Article, Sections, Subsections and other subdivisions, recitals or Appendix, the inclusion of a table of contents and the insertion of headings and captions are for convenience of reference only and are not intended to interpret, define or limit the scope, extent or intent of this Plan of Arrangement or any provision hereof;

(e)
a reference to a statute in this Plan of Arrangement includes all regulations, rules, policies or instruments made thereunder, all amendments to the statute, regulations, rules, policies or instruments in force from time to time, and any statutes, regulations, rules, policies or instruments that supplement or supersede such statute, regulations, rules, policies or instruments;

(f)	the word “or” is not exclusive;

(g)	the word “including” is not limiting, whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto; and

(h)	all references to “approval”, “authorization” or “consent” in this Plan of Arrangement means written approval, authorization or consent.

1.3	Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.6	Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time in Vancouver, British Columbia unless otherwise stipulated herein.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

2.2	Binding Effect

At the Effective Time, this Plan of Arrangement shall be binding on:

(a)	European Goldfields;

(b)	Eldorado Holdco and Amalco;

(c)	all registered and beneficial holders of European Goldfields Shares, including Dissenting Shareholders;

(d)	all registered and beneficial holders of European Goldfields Securities; and

(e)	all other Persons served with notice of the final application to approve the Plan of Arrangement.

ARTICLE 3
ARRANGEMENT

3.1	Arrangement

Commencing at the Effective Time, except as otherwise noted herein, the following shall occur and shall be deemed to occur sequentially, in the following order, without any further act or formality required on the part of any person, in each case effective as at the Effective Time:

(a)
343,332 European Goldfields RSUs shall be granted pursuant to the European Goldfields RSU Plan and 525,000 European Goldfields DPUs shall be granted pursuant to the European Goldfields DPU Plan to those individuals identified in a resolution of the board of directors of European Goldfields dated prior to the Effective Date;

(b)
the Effective Date shall be deemed to be the vesting date for all of the then issued and outstanding European Goldfields RSUs, and European Goldfields shall allot and issue to each holder of a European Goldfields RSU such number of European Goldfields Shares as are due to such holder under the terms of the European Goldfields RSU Plan (less any amounts withheld pursuant to Section 5.4 of this Plan of Arrangement) and  thereafter the European Goldfields RSU Plan will terminate and none of the former holders of European Goldfields RSUs, European Goldfields, Eldorado or any of their respective successors or assigns shall have any rights, liabilities or obligations in respect of the European Goldfields RSU Plan;

(c)
each European Goldfields Share held by a Dissenting Shareholder in respect of which the European Goldfields Shareholder has validly exercised his, her or its Dissent Right shall be directly transferred and assigned by such Dissenting Shareholder to Eldorado (free and clear of any liens, charges and encumbrances of any nature whatsoever) in accordance with Article 4 hereof;

(d)
each European Goldfields Share (other than any European Goldfields Shares held by Eldorado and any Dissenting Shareholder) shall be deemed to be transferred to Eldorado (free and clear of any liens, charges and encumbrances of any nature whatsoever) in exchange for the Consideration;

(e)
each European Goldfields Option, which is outstanding and has not been duly exercised prior to the Effective Date, shall be exchanged for an option (each, a “Replacement Option”) to purchase from Eldorado the number of Eldorado Shares (rounded down to the nearest whole share) equal to: (i) the Option Exchange Ratio multiplied by (ii) the number of European Goldfields Shares subject to such European Goldfields Option immediately prior to the Effective Date. Such Replacement Option shall provide for an exercise price per Eldorado Share (rounded up to the nearest whole cent) equal to: (x) the exercise price per European Goldfields Share otherwise purchasable pursuant to such European Goldfields Option; divided by (y) the Option Exchange Ratio. All terms and conditions of a Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the European Goldfields Option for which it was exchanged, and shall be governed by the terms of the applicable European Goldfields Option Plan and any certificate or option agreement previously evidencing the European Goldfields Option shall thereafter evidence and be deemed to evidence such Replacement Option and such Replacement Options shall be designed to meet the requirements under Subsection 7(1.4) of the Tax Act;

(f)	the DPU Payment (as defined in the European Goldfields DPU Plan) for each European Goldfields DPU held by a European Goldfields DPU

Holder in respect of which the European Goldfields DPU Election is made on or prior to the Election Deadline, shall be satisfied, on behalf of European Goldfields, on the applicable Separation Date (as defined in the European Goldfields DPU Plan), by the European Goldfields DPU Election Consideration, and after such Separation Date, such European Goldfields DPU Holders or any of their respective successors or assigns shall have not any rights, liabilities or obligations in respect of the European Goldfields DPU Plan;

(g)	from and after the Effective Date, no additional European Goldfields DPUs shall be issued under the European Goldfields DPU Plan (including in connection with the declaration of any dividends);

(h)	with respect to each European Goldfields Share transferred and assigned in accordance with Subsection 3.1(c) or 3.1(d) hereto:

(i)
the registered holder thereof shall cease to be the registered holder of such European Goldfields Share and the name of such registered holder shall be removed from the register of European Goldfields Shareholders as of the Effective Time;

(ii)
the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such European Goldfields Share in accordance with Subsection 3.1(c) or 3.1(d) hereto, as applicable; and

(iii)	Eldorado will be the holder of all of the outstanding European Goldfields Shares and the register of European Goldfields Shareholders shall be revised accordingly;

(i)	Eldorado will sell all of the European Goldfields Shares acquired under Subsection 3.1 (c) and (d) hereto to Eldorado Holdco in exchange for 100,000 common shares of Eldorado Holdco;

(j)	the stated capital of the European Goldfields Shares shall be reduced to $1.00 without payment or distribution in respect thereof; and

(k)	Eldorado Holdco and European Goldfields shall be amalgamated and continued as one corporation under the YBCA to form Amalco in accordance with the following:

(i)	Name. The name of Amalco shall be such name as Eldorado may determine;

(ii)	Registered Office. The registered office of Amalco shall be the registered office of Eldorado Holdco;

(iii)	Share Provisions. Amalco shall be authorized to issue an unlimited number of common shares of Amalco;

(iv)	Restrictions on Transfer. No shares of Amalco shall be transferred to any person without the approval of the Board of Directors of Amalco;

(v)	Directors and Officers.

(A)	Minimum and Maximum. The directors of Amalco shall, until otherwise changed in accordance with the YBCA, consist of a minimum number of one director and a maximum number of ten directors;

(B)	Initial Directors. The initial directors of Amalco shall be the directors of Eldorado Holdco; and

(C)	Initial Officers. The initial officers of Amalco shall be the officers of Eldorado Holdco;

(vi)	Business and Powers. There shall be no restrictions on the business Amalco may carry on or on the powers it may exercise;

(vii)	Stated Capital. The aggregate stated capital of Amalco will be an amount equal to the aggregate of the stated capital for the shares of Eldorado Holdco immediately before the Effective Date;

(viii)	By-laws. The by-laws of Amalco shall be the by-laws of Eldorado Holdco, mutatis mutandis;

(ix)	Effect of Amalgamation. The provisions of subsections 188(b), (c), (d), (e) and (f) of the YBCA shall apply to the amalgamation with the result that:

(A)	all of the property of each of Eldorado Holdco and European Goldfields (other than the shares in the capital of European Goldfields) shall continue to be the property of Amalco;

(B)	Amalco shall continue to be liable for all of the obligations of each of Eldorado Holdco and European Goldfields;

(C)	any existing cause of action, claim or liability to prosecution of Eldorado Holdco or European Goldfields shall be unaffected;

(D)	any civil, criminal or administrative action or proceeding pending by or against Eldorado Holdco or European Goldfields may be continued to be prosecuted by or against Amalco; and

(E)	a conviction against, or ruling, order or judgement in favour of or against, Eldorado Holdco or European Goldfields may be enforced by or against Amalco;

(x)	Articles. The Articles of Amalgamation shall be the articles of amalgamation of Amalco; and

(xi)	Exchange and Cancellation of European Goldfields Shares. On the amalgamation:

(A)
each issued and outstanding European Goldfields Share shall be cancelled without further consideration and Eldorado Holdco's name shall be removed from the register of holders of European Goldfields Shares as of the Effective Date; and

(B)	the issued and outstanding shares of Eldorado Holdco shall be converted into an equal number of shares of Amalco without amendment.

3.2	Post-Effective Time Procedures

(a)
Following the receipt of the Final Order and prior to the Effective Date, Eldorado shall deliver or arrange to be delivered to the Depositary the Consideration, including certificates representing the Eldorado Shares required to be issued to Former European Goldfields Shareholders in accordance with the provisions of Subsection 3.1 (d) hereof, which certificates shall be held by the Depositary as agent and nominee for such Former European Goldfields Shareholders for distribution to such Former European Goldfields Shareholders in accordance with the provisions of Article 5 hereof.

(b)
Subject to the provisions of Article 5 hereof, and upon return of a properly completed Letter of Transmittal by a registered Former European Goldfields Shareholder together with certificates representing European Goldfields Shares and such other documents as the Depositary may require, Former European Goldfields Shareholders shall be entitled to receive delivery of the certificates representing the Eldorado Shares and cheques representing the cash to which they are entitled pursuant to Subsection 3.1(c) and (d) hereof.

(c)
An Eligible Holder whose European Goldfields Shares are exchanged for the Consideration pursuant to the Arrangement shall be entitled to make an income tax election, pursuant to section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a “Section 85 Election”) with respect to the exchange by providing the necessary information in accordance with the procedures set out in the tax instruction letter on or before 90 days after the Effective Date. Neither European Goldfields, Eldorado nor any successor corporation shall be responsible for the proper completion of any election form nor, except for the obligation to sign and return duly completed election forms which are received within 90 days of the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Eldorado or any successor corporation may choose to sign and return an election form received by it more than 90 days following the Effective Date, but will have no obligation to do so.

(d)
Upon receipt of a Letter of Transmittal in which an Eligible Holder has indicated that such holder wishes to receive a tax instruction letter, Eldorado will promptly deliver a tax instruction letter to such holder. The tax instruction letter will provide general instructions on how to make the Section 85 Election with Eldorado in order to obtain a full or partial tax-deferred rollover for Canadian income tax purposes in respect of the sale of the Eligible Holder’s European Goldfields Shares to Eldorado.

(e)
On each Separation Date for European Goldfields DPUs in respect of which the European Goldfields DPU Election has been made on or prior to the Effective Date, Eldorado shall (on behalf of European Goldfields) in respect of such European Goldfields DPUs, issue to each respective holder of such European Goldfields DPU (less any amounts withheld pursuant to Section 5.4 of this Plan of Arrangement) 0.85 of an Eldorado Share for each such European Goldfields DPU, and after all European Goldfields DPUs have been redeemed and the European Goldfields DPU Election Consideration has been paid, the European Goldfields DPU Plan will terminate and none of the European Goldfields DPU Holders, European Goldfields, Eldorado or any of their respective successors or assigns shall have any rights, liabilities or obligations in respect of the European Goldfields DPU Plan.

3.3	Entitlement to Cash Consideration

In any case where the aggregate cash component of the Consideration payable to a particular European Goldfields Securityholder under this Arrangement would, but for this provision, include a fraction of a cent, the consideration payable shall be rounded up to the nearest whole cent.

3.4	No Fractional Eldorado Shares

In no event shall any holder of European Goldfields Securities be entitled to a fractional Eldorado Share. Where the aggregate number of Eldorado Shares to be issued to a European Goldfields Securityholder as consideration under this Arrangement would result in a fraction of a Eldorado Share being issuable, the number of Eldorado Shares to be received by such European Goldfields Securityholder shall be rounded down to the nearest whole Eldorado Share and in lieu of a fractional Eldorado Share, the European Goldfields Securityholder will receive a cash payment in Canadian dollars (rounded down to the nearest cent) determined on the basis of an amount equal to (i) the volume weighted average trading price on the TSX of the Eldorado Shares over the five Business Days ending one Business Day before the Effective Date, multiplied by the (ii) fractional share amount. Any such cash payable in lieu of fractional Eldorado Shares will be denominated in Canadian dollars.

ARTICLE 4
DISSENT RIGHTS

4.1	Rights of Dissent

(a)
Pursuant to the Interim Order, registered holders of European Goldfields Shares may exercise rights of dissent (“Dissent Rights”) under Section 193 of the YBCA, as modified by this Article 4, the Interim Order and the Final Order, with respect to European Goldfields Shares in connection with the Arrangement, provided, however, that the written notice setting forth the objection of such registered European Goldfields Shareholders to the Arrangement and exercise of Dissent Rights must be received by European Goldfields not later than 5:00 p.m. on the Business Day that is two (2) Business Days before the European Goldfields Meeting or any date to which the European Goldfields Meeting may be postponed or adjourned and provided further that holders who exercise such Dissent Rights and who:

(i)
are ultimately entitled to be paid fair value for their European Goldfields Shares, which fair value, notwithstanding anything to the contrary contained in the YBCA, shall be determined as of the close of business on the day before the Effective Date, shall be deemed to have transferred their European Goldfields Shares to Eldorado in exchange for the right to be paid fair value for such European Goldfields Shares, and Eldorado shall thereupon be obligated to pay the amount therefore determined to be the fair value of such European Goldfields Shares; and

(ii)
are ultimately not entitled, for any reason, to be paid fair value for their European Goldfields Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of European

Goldfields Shares and shall be entitled to receive only the Consideration contemplated in Subsection 3.1(d) hereof that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights;

(b)
In no circumstances shall European Goldfields, Eldorado or any other Person be required to recognize a Person purporting to exercise Dissent Rights unless such Person is a registered holder of those European Goldfields Shares in respect of which such rights are sought to be exercised; and

(c)
For greater certainty, in no case shall European Goldfields, Eldorado or any other Person be required to recognize Dissenting Shareholders as holders of European Goldfields Shares after the Effective Time, and the names of such Dissenting Shareholders shall be deleted from the register of European Goldfields Shareholders as of the Effective Time. In addition to any other restrictions under Section 193 of the YBCA, and for greater certainty, none of the following shall be entitled to exercise Dissent Rights: (i) holders of European Goldfields Options and European Goldfields RSUs; and (ii) European Goldfields Shareholders who vote, or who have instructed a proxyholder to vote, in favour of the Arrangement Resolution.

ARTICLE 5
DELIVERY OF ELDORADO SHARES AND CASH

5.1	Delivery of Eldorado Shares and Cash

(a)
Upon surrender to the Depository for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding European Goldfields Shares that were exchanged for Eldorado Shares in accordance with Subsection 3.1 (d) hereof (other than a European Goldfields Share that was issued on the exercise of a European Goldfields RSU in accordance with Subsection 3.1(b) hereof and exchanged for Eldorado Shares in accordance with Subsection 3.1(d) hereof) together with such other documents and instruments as would have been required to effect the transfer of the European Goldfields Shares formerly represented by such certificate under the YBCA and the articles of European Goldfields and such additional documents and instruments as the Depository may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depository shall deliver to such holder following the Effective Time, a certificate representing the Eldorado Shares and a cheque representing the cash that such holder is entitled to receive in accordance with Subsection 3.1(d) hereof.

(b)	Upon delivery to the Depository of such documents and other instruments as would have been required to effect the transfer, under the

YBCA and the articles of European Goldfields, of the European Goldfields Shares which were issued upon exercise of a European Goldfields RSU in accordance with Subsection 3.1(b) and exchanged for Eldorado Shares in accordance with Subsection 3.1 (d) hereof, together with such additional documents and instruments as the Depository may reasonably require, the former holder of such European Goldfields Shares shall be entitled to receive in exchange therefor, and the Depository shall deliver to such holder following the Effective Time a certificate representing the Eldorado Shares and a cheque representing the cash that such holder is entitled to receive in accordance with Subsection 3.1 (d) hereof, except that the Depository shall withhold and not deliver to a particular holder share certificates representing such number of Eldorado Shares as it reasonably believes are necessary to be retained and sold by the Depository on behalf of European Goldfields in order to satisfy any withholding tax obligation arising in respect of the issuance of European Goldfields Shares to the holders under the European Goldfields RSU Plan in accordance with Subsection 3.1(b).

(c)
The Depository shall, forthwith and acting reasonably, sell the Eldorado Shares retained in accordance with Section 5.1(b) and remit the appropriate amount in respect of each holder to the appropriate taxing authority, and to the extent the sale proceeds of the Eldorado Shares so retained in respect of a particular holder (less all reasonable selling expenses) exceeds the actual withholding obligation arising in respect of that holder, the excess shall forthwith be paid to the holder in cash.  All amounts so remitted to the appropriate taxing authority in respect of a particular holder shall be treated for all purposes hereof as having been paid to that particular holder.

(d)
After the Effective Time and until surrendered for cancellation as contemplated by Subsection 5.1(a) hereof, each certificate that immediately prior to the Effective Time represented one or more European Goldfields Shares shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration that the holder of such certificate is entitled to receive in accordance with Section 3.1 hereof.

5.2	Lost Certificates

If any certificate, that immediately prior to the Effective Time represented one or more outstanding European Goldfields Shares that were exchanged for the Consideration in accordance with Section 3.1 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the Consideration that such holder is entitled to receive in accordance with Section 3.1 hereof. When authorizing such delivery of Consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom such Consideration is to be delivered shall, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to Eldorado and the Depositary in such amount as Eldorado and the Depositary may direct, or otherwise indemnify Eldorado and the Depositary in a manner satisfactory to Eldorado and the Depositary, against any claim that may be made against Eldorado or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles and by-laws of European Goldfields.

5.3	Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Eldorado Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding European Goldfields Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2 hereof. Subject to applicable Law and to Section 5.4 hereof, at the time of such compliance, there shall, in addition to the delivery of Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Eldorado Shares.

5.4	Withholding Rights

Eldorado, European Goldfields and the Depository shall be entitled to deduct and withhold from all dividends or other distributions or payments otherwise payable to any Former European Goldfields Shareholder, Former European Goldfields RSU Holder, Former European Goldfields DPU Holder or other person (an “Affected Person”) such amounts as Eldorado, European Goldfields or the Depository is required or permitted to deduct and withhold with respect to such payment under the Tax Act or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended (a “Withholding Obligations”). To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Affected Person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.  Eldorado, European Goldfields and the Depository shall also have the right to:

(a)	withhold and sell, on their own account or through a broker (the “Broker”), and on behalf of any Affected Person; or

(b)
require the Affected Person to irrevocably direct the sale through a Broker and irrevocably direct the Broker pay the proceeds of such sale to European Goldfields, the Depositary or Eldorado as appropriate (and, in the absence of such irrevocable direction, the Affected Person shall be deemed to have provided such irrevocable direction);

such number of Eldorado Shares issued or issuable to such Affected Person pursuant to the Arrangement Agreement as is necessary to produce sale proceeds (after deducting commissions payable to the broker and other costs and expenses) sufficient to fund any Withholding Obligations.  Any such sale of Eldorado Shares shall be affected on a public market and as soon as practicable following the Effective Date, or in the case of the European Goldfields DPUs in respect of which the European Goldfields DPU Election has been made, as soon as practicable after the applicable Separation Date.  None of Eldorado, European Goldfields, the Depository or the Broker will be liable for any loss arising out of any sale of such Eldorado Shares, including any loss relating to the manner or timing of such sales, the prices at which the Eldorado Shares are sold or otherwise.

5.5	Limitation and Proscription

To the extent that a Former European Goldfields Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 hereof on or before the date that is six (6) years after the Effective Date (the “final proscription date”), then the Consideration that such Former European Goldfields Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the Consideration to which such Former European Goldfields Shareholder was entitled, shall be delivered to Eldorado by the Depositary and certificates representing Eldorado Shares forming the Consideration shall be cancelled by Eldorado, and the interest of the Former European Goldfields Shareholder in such Eldorado Shares and cash to which it was entitled shall be terminated as of such final proscription date.

5.6	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens of any kind.

5.7	Paramountcy

From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all European Goldfields Shares, European Goldfields Options, European Goldfields RSUs and European Goldfields DPUs issued prior to the Effective Time or pursuant to this Plan of Arrangement; (ii) the rights and obligations of the registered holders of European Goldfields Shares, European Goldfields Options, European Goldfields RSUs and European Goldfields DPUs, and European Goldfields, Eldorado, the Depository and any transfer agent or other depositary in relation thereto, shall be solely as provided for in this Plan of Arrangement; and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any European Goldfields Shares or European Goldfields Options, European Goldfields RSUs or European Goldfields DPUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 6
AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)
Eldorado and European Goldfields reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided, however, that each such amendment, modification or supplement must be: (i) set out in writing; (ii) agreed to in writing by Eldorado and European Goldfields; (iii) filed with the Court and, if made following the European Goldfields Meeting, approved by the Court; and (iv) communicated to holders or former holders of European Goldfields Securities if and as required by the Court.

(b)
Any amendment, modification or supplement to this Plan of Arrangement may be proposed by European Goldfields at any time prior to the European Goldfields Meeting; provided, however, that Eldorado shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the European Goldfields Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)
Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the European Goldfields Meeting shall be effective only if: (i) it is consented to in writing by each of Eldorado and European Goldfields; (ii) it is filed with the Court (other than amendments contemplated in Subsection 6.1(d), which shall not require such filing) and (iii) if required by the Court, it is consented to by holders of the European Goldfields Shares voting in the manner directed by the Court.

(d)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 7
FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out therein.

SCHEDULE B
ARRANGEMENT RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.
The arrangement (the “Arrangement”) under Section 195 of the Business Corporations Act (Yukon) (the “YBCA”) of European Goldfields Limited, a corporation existing under the laws of the Yukon Territory (“European Goldfields”) and Eldorado Gold Yukon Corp, a corporation incorporated under the YBCA (“Eldorado Holdco”) that is a wholly owned subsidiary of Eldorado Gold Corporation, a corporation existing under the laws of Canada (“Eldorado”), all as more particularly described and set forth in the Management Proxy Circular (the “Circular”) of European Goldfields dated January 23, 2012 accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

2.
The amended and restated arrangement agreement (the “Arrangement Agreement”) between European Goldfields and Eldorado, dated January 19, 2012 and all the transactions contemplated therein, the full text of which is attached as Appendix B to the Circular, the actions of the directors of European Goldfields in approving the Arrangement and the actions of the directors and officers of European Goldfields in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved.

3.
The plan of arrangement (the “Plan of Arrangement”) of European Goldfields and Eldorado Holdco  and implementing the Arrangement, the full text of which is set out in Schedule A to the Arrangement Agreement (as the Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

4.
Notwithstanding that this resolution has been passed (and the Arrangement approved) by the shareholders of European Goldfields or that the Arrangement has been approved by the Yukon Supreme Court, the directors of European Goldfields are hereby authorized and empowered, without further notice to, or approval of, the securityholders of European Goldfields:

(a)	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5.
Any director or officer of European Goldfields is hereby authorized and directed for and on behalf of European Goldfields to execute, whether under corporate seal of European Goldfields or otherwise, and to deliver articles of arrangement and amalgamation and such other documents as are necessary or desirable to the Registrar under the YBCA in accordance with the Arrangement Agreement for filing.

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6.
Any one or more directors or officers of European Goldfields is hereby authorized, for and on behalf and in the name of European Goldfields, to execute and deliver, whether under corporate seal of European Goldfields or otherwise, all such agreements, forms waivers, notices, certificate, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)
all actions required to be taken by or on behalf of European Goldfields, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by European Goldfields;

(c)	such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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SCHEDULE C
ELDORADO RESOLUTION

BE IT RESOLVED THAT:

1.
The issuance of such number of Eldorado Gold Corporation (“Eldorado”) common shares as may be required to be issued pursuant to the terms of the arrangement (as the arrangement may be, or may have been, modified or amended in accordance with its terms) (the “Arrangement”) under Section 195 of the Business Corporations Act (Yukon) involving Eldorado and European Goldfields Limited, a corporation existing under the laws of the Yukon Territory (“European Goldfields”), as set forth in the amended and restated arrangement agreement (the “Arrangement Agreement”) between European Goldfields and Eldorado, dated January 19, 2012 and all as more particularly described and set forth in the management information circular (the “Circular”) of Eldorado dated January 23, 2012, accompanying the notice of this meeting), is hereby authorized, approved and adopted.

2.
The issuance of such number of Eldorado common shares as may be required to be issued pursuant to the exercise of the replacement share purchase options to be issued by Eldorado pursuant to the terms of the Arrangement, as more particularly described and set forth in the Circular, is hereby authorized, approved and adopted.

3.
Notwithstanding that this resolution has been passed by the shareholders of Eldorado, the board of directors of Eldorado is hereby authorized and empowered, without further notice to, or approval of, the shareholders of Eldorado:

(a)
to amend the terms of the Arrangement to the extent permitted by the Arrangement Agreement as it may deem appropriate in any manner, other than to increase the number of Eldorado common shares to be paid under the Arrangement; and

(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

4.
Any one or more directors or officers of Eldorado is hereby authorized, for and on behalf and in the name of Eldorado, to execute and deliver, whether under corporate seal of Eldorado or otherwise, all such agreements, forms waivers, notices, certificate, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)	all actions required to be taken by or on behalf of Eldorado, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

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(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Eldorado;

(c)	such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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